UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2023

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form20-F ☒                          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

POSCO HOLDINGS INC. is furnishing under cover of Form 6-K:

Exhibit 99.1: An English-language translated documents of POSCO HOLDINGS INC.’s 1Q Quarterly Report for the year 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: June 1, 2023	By	/s/ Han, Young-Ah
(Signature)
Name: Han, Young-Ah
Title: Senior Vice President

Exhibit 99.1

QUARTERLY REPORT

(From January 1, 2023 to March 31, 2023)

THIS IS AN ENGLISH TRANSLATION OF THE QUARTERLY REPORT ORIGINALLY PREPARED IN THE KOREAN LANGUAGE (IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION). THIS ENGLISH TRANSLATION IS NOT OFFICIAL AND IS PROVIDED FOR INFORMATION PURPOSES ONLY.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON BOTH CONSOLIDATED AND NON-CONSOLIDATED BASIS IN ACCORDANCE WITH THE KOREAN-INTERNATIONAL FINANCIAL REPORTING STANDARDS (K-IFRS) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

QUARTERLY REPORT

(From January 1, 2023 to March 31, 2023)

To:	Korean Financial Services Commission and Korea Exchange

/s/ Jeong, Ki-Seop
Jeong, Ki-Seop
President and Representative Director
POSCO HOLDINGS INC.
6261 Donghaean-ro, Pohang-si, Nam-gu, Gyungsangbuk-do, Korea
Telephone: +82-54-220-0114

/s/ Han, Young-Ah
Han, Young-Ah
Head of IR team, Senior Vice President
POSCO HOLDINGS INC.
6261 Donghaean-ro, Pohang-si, Nam-gu, Gyungsangbuk-do, Korea
Telephone: +82-054-220-0114

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I.	Overview

II.	Business

III.	Financial Statements

Attachment: Independent auditors’ review reports on consolidated financial statements

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I. OVERVIEW

1. Company Overview

POSCO HOLDINGS INC. (the “Company”, Former POSCO)1)

1) Change of the company name : POSCO (the “Company”) approved the vertical Spin-off plan at the Extraordinary General Meeting of Shareholders as proposed on January 28, 2022 and therefore, the name of the company has changed from ‘POSCO’ to ‘POSCO HODLINGS INC.’ as of March 2, 2022.

2. Business Organization

A. Highlights of the Company’s Business Organization

(1) Name of the Enterprise Group : POSCO HODLINGS INC.

(2) Location of the Headquarters : 6261 Donghaean-ro (Goedong-dong), Nam-gu, Pohang-si, Gyeongsangbuk-do, Korea

(3) Summary of consolidated subsidiaries

(Number of companies)

	Number of consolidated subsidiaries				Number of major subsidiaries
	Jan 1, 2023	Increase	Decrease	Mar 31, 2023
Listed	6	—	—	6	6
Unlisted	174	1	2	173	79
Total	180	1	2	179	85

*	The number of consolidated companies above does not include POSCO HOLDINGS
*	Among listed corporations, there is one overseas corporation
(5 domestic corporations and 1 overseas corporation).
*	Newly included : QS1
*	Excluded subsidiaries : POSCO Energy, POS-CD PTY LT

(4) Major Shareholders of POSCO HOLDINGS INC.

(a) Since January 30, 2007, National Pension Service holds the largest number of common shares of POSCO HOLDINGS INC.

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(As of March 31, 2023)

Major Shareholder	Share type	Dec 31, 2022		Mar 31, 2023
		Number of Shares owned	Percentage of ownership (%)	Number of Shares owned	Percentage of ownership (%)
National Pension Service	Common stock	7,706,725	9.11	7,532,841	8.91

*	The percentage of ownership is based on the total number of issued shares, and there is no ownership of shares by related parties.

(b)	For further reference, please refer to the public disclosures of changes in common shares of the largest shareholder on Financial Supervisory Service website (http://dart.fss.or.kr)

3. Other Information Regarding Shares

A. Total Number of Shares

(As of March 31, 2023)
Authorized Shares	Issued Shares
200,000,000	84,571,230

Currency of the Republic of Korea is Korean Won (“KRW”).
Par Value: KRW 5,000 per share

B. Treasury Stock Holding and Cancellation

(As of March 31, 2023)

Method of Purchase	Type	Beginning Balance	Increased	Decreased	Cancelled	Ending Balance
Direct	Common Stock	5,406,179	—	27,030	—	5,379,149
Trust Contract		3,315,874	—	—	—	3,315,874

Total		8,722,053	—	27,030	—	8,695,023

*	The number of treasury stock has decreased from 8,722,053 to 8,695,023 due to provision of stock grant to the executive officers of POSCO Holdings and subsidiaries
*

Aforementioned number of treasury stocks includes 3,176,474 treasury stocks which are subject to the exchange of exchangeable bonds issued by the company on September 1, 2021. The treasury stock subject to this exchange is finalized at the time the exchange right is exercised and is currently deposited with the Korea Securities Depository.

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5. Earnings and Dividends

	(In millions of KRW)
	2023.1Q	2022	2021
(Consolidated) Profit*	726,419	3,144,087	6,617,239
(Separate) Profit	551,741	-467,852	5,181,227
Earnings per Share (Consolidated, KRW)	9,577	41,456	87,330
Cash Dividend Paid	189,691	910,190	1,285,635
Pay-out Ratio (Consolidated, %)	26.1	28.9	19.4
Dividend per Share (KRW)	2,500	12,000	17,000
Dividend Yield (%)	0.8	4.1	6.0

*	(Consolidated) Profit : Profit attributable to owners of the controlling company

Notice of change as of the reporting date

On May 12, 2023 at the Board of Directors meeting, POSCO HOLDINGS INC. resolved to pay cash dividend of the 1st quarter for the fiscal year 2023 as follows:

Cash Dividend per Share (KRW)	2,500
Dividend Yield (%)	0.8
Record Date	March 31, 2023
Provisional Dividend Payment Date	June 1, 2023
Total Cash Dividend Amount (KRW)	189,690,517,500

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II. BUSINESS

1. Overview

A. Classification of Business

We classify our business into six segments:

Steel segment, Green Infrastructure (Trading segment), Green Infrastructure (Construction segment),

Green Infrastructure (Logistics and etc. segment), Green Materials and Energy, and Others.

B. Summary of Financial Status of Segment

					(In millions of KRW)
Business Segment	2023.1Q		2022		2021
	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)
Steel	10,330,478	382,143	44,546,966	3,413,915	41,093,405	8,123,117
Green Infrastructure (Trading)	6,053,279	226,669	25,955,458	793,454	25,065,608	488,884
Green Infrastructure (Construction)	1,963,608	51,874	7,667,696	299,746	6,398,366	424,085
Green Infrastructure (Logistics and etc.)	77,011	35,043	3,998,959	275,412	2,061,277	96,968
Green Materials and Energy	916,152	6,667	2,451,785	107,216	1,241,957	69,510
Others	40,350	2,307	129,340	-39,690	471,732	35,525
Total	19,380,878	704,703	84,750,204	4,850,053	76,332,345	9,238,089

*	Since POSCO Energy has been merged into POSCO International as of January 2023, the performance of POSCO Energy prior to the merger has been included into Green Infrastructure (Logistics and etc.).

2. Business Status of Segments

A. Steel

There are 77 consolidated companies in the steel segment, including POSCO and POSCO Steeleon, and overseas companies including PT.Krakatau POSCO in Indonesia, POSCO (Zhangjiagang) Stainless Steel Co., Ltd. in China and overseas processing centers.

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∎ POSCO

(1) Summary of Business

POSCO produces steel materials such as hot rolled, cold rolled and stainless steel at Pohang Steelworks and Gwangyang Steelworks which is the largest steel mill in the world.

The steel industry is a key industry that has taken pivotal roles in the national economic development since the 1970s. Steel is used as a basic material in various manufacturing fields such as automobiles, shipbuilding, home appliances, and construction, and has a close connection with the front industry due to its characteristics.

Global crude steel production in 2023.1Q fell 0.1% year-on-year to 459 million tons due to retrenchment of global capital flows affected by prolonged war between Russia and Ukraine and slow economic growth of the US.

Global Crude Steel Production

			(Millions of Tons, %)
Crude Steel Production	2020	2021	2022	2023.1Q
Global	1,864	1,951	1,832	459
Korea	67	71	66	17
(Ratio)	(3.6%)	(3.6%)	(3.6%)	(3.6%)

Source: World Steel Association (www.worldsteel.org)

The steel industry is affected by the business cycle and the ups and downs of the demand industry.

Therefore, steel demand is not only related to trend of market economy, but also to situation of demand industries like shipbuilding, automobiles, home appliances, constructions and etc.

The steel industry is a capital and technology-intensive industry that requires enormous initial investments. Steel companies are focusing on reducing production costs and securing price competitiveness.

POSCO aims to maintain its competitive edge in the domestic market by strengthening long-term partnerships with key and leading customers and responding to global protectionism based on comprehensive response systems such as marketing, R&D, technology services, and production. In addition, we are expanding steel processing centers to meet the needs of global front industries such as automobiles, shipbuilding, home appliances, and construction, while strengthening our global sales network by operating steel production bases Indonesia(upstream) and India(cold-rolling mills). Although the supply of some products was temporarily disrupted due to the flood damage in Pohang in 2022, production competitiveness is now restored due to demand response through Gwangyang Steelworks and sequential facility recovery.

The company plans to upgrade its customer and market structure by expanding its high value-added World Top Premium products, while responding to customers’ diverse needs by launching an eco-friendly product line Greenate and developing hydrogen-reduced steel HyREX technology in line with the global low-carbon trend.

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In the steel industry, automobiles, shipbuilding, and construction are the main demand industries, and steel products are used as raw materials for these demand industries. In terms of sales, the proportion of domestic sale is 55% of total sales and export sales are around 45%, and by export region, the proportion of Southeast Asia, Japan, Europe and China is high. POSCO maintains order based production and sales system, and to secure stable sales, the proportion of direct sales to customers in domestic sales is maintained at about 60%.

POSCO continues to strive to strengthen its competitiveness in the midst of rapidly changing business environments such as the transition to a low-carbon eco-friendly era, accelerating technological innovation, and strengthening ESG management. The company’s competitive advantages include followings:

First, POSCO is promoting great transformation from current steelmaking process to a low-carbon, eco-friendly process.

Second, POSCO will complete establishing ‘intelligent Smart mill’

Third, POSCO will upgrade portfolio for ‘premium product competitiveness’. In order to proactively respond to the increasing customer demand of eco-friendly products and expand the development of high-end products and Green transition solutions, POSCO launched three green steel brands that are : INNOVILT, e Autopos, and Greenable. In November 2022, Greenate which is a masterbrand representing POSCO’s “net-zero carbon 2050 was newly launched. Greenate is a brand that encompasses all departmental efforts and products for producing low-carbon, eco-friendly steel in the process of converting to eco-friendly EV battery materials and hydrogen-reduced steel, as well as the three major eco-friendly steel brands represented by e Autopos, INNOVILT, and Greenable. POSCO Group plans to systematically communicate its efforts and achievements to achieve 2050 carbon neutrality internally and externally with Greenate.

Fourth, POSCO has been strengthening ESG oriented management. POSCO, As an unlisted company, has no obligation to establish special committee under the board of directors, but it has not only established an ESG committee to strengthen its external communication with interested parties but also established an audit committee to support ESG governance.

(2) Market Share

			(Millions of Tons, %)
Category	2023.1Q		2022
	Production	Market share	Production	Market share
Crude Steel Production	16.7	100%	65.9	100%
POSCO	8.5	50.9%	34.2	51.9%
Others	8.2	49.1%	31.7	48.1%

Source: World Steel Association (www.worldsteel.org)

∎ POSCO STEELEON

POSCO Steeleon provides differentiated value through technology development and new market development with design/solution provision in both domestic and overseas surface treatment steel market. In addition, POSCO Steeleon is strengthening sales system of WTP (World Top Premium) products through joint marketing with POSCO. In line with POSCO Group’s strategy that strengthens the sales base for high-end steel materials for construction use, POSCO Steeleon is striving to strengthen its competitiveness in the high-end construction/exterior materials through research and development based on customers.

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∎ POSCO M-TECH

(1) Summary of Business

POSCO M-TECH is a specialized supplier of steel products packaging and steel supplementary materials such as aluminum deoxidizers which is needed to remove oversaturated oxygen in steelmaking process. In case of steel products packaging, POSCO M-TECH continuously develops packaging machines and materials. The cost competitiveness of its steel packaging business has strengthened by reducing packaging materials and developing technology to improve packaging quality. The steel packaging business has enhanced cost competitiveness by reducing packaging materials and improving packaging quality, while the packaging equipment business has focused on developing automation equipment for packaging.

(2) Business Areas

Business Areas	Major Goods and Services	Major Customer
Steel raw material business	Aluminum deoxidizer pellets, mini pellets, ingots and etc.	POSCO
Steel product packaging business	Steel packaging service, maintenance of packaging facilities and etc.
Engineering business	Steel Packaging Engineering, Mechanical Equipment and etc.
Consignment operation business	Ferromanangan factory, Copper Plate Material factory and etc.

(3) Market Share

						(Tons)
Category	2023.1Q		2022		2021
	Sales Volume	Market share	Sales Volume	Market share	Sales Volume	Market share
POSCO M-TECH	8,126	41.0%	31,245	44.0%	34,846	49.0%
PJ Metal	11,670	59.0%	39,700	56.0%	36,257	51.0%

It is difficult to calculate exact market share of Aluminum deoxidizers as total production and sales volume of the domestic market are not counted.

B. Green Infrastructure [Trading segment]

There are 36 subsidiaries in trading segment including POSCO International, 26 subsidiaries in construction segment including POSCO E&C and 13 subsidiaries of logistics and etc. segment including POSCO Flow.

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∎ POSCO INTERNATIONAL

(1) Market Share

	(Millions of US Dollars)
Category	2023.1Q	2022.1Q	Growth Rate
All Trading Companies in Korea	151,544	173,398	-12.60%
POSCO International Corp.	2,227	2,612	-14.74%

Source: Korea International Trade Association

(2) Summary of Businesses

While focusing on trading which is its main business, POSCO International is engaged in resource development, production processing, and infrastructure development and operation.

POSCO International and its consolidated subsidiaries engage in three major businesses: trading, energy and investment (food resources, motor core for EV, mineral resource development and etc). In addition, POSCO International maintains a global network of over 80 subsidiaries and branches in major overseas regions.

[Global Business Sector]

-

Trading business : POSCO International has not only been securing stable supply line in steel business but also been actively developing and expanding new businesses such as secondary battery business, agro-commodities, and industrial materials based on the know-how accumulated over a long period of time in the traditional trading business and through its vast overseas networks. POSCO International is also carrying out agro-commodities trading and food resource development projects in order to secure sustainable future food resources. As a result, the company has diversified its sales outlets in Korea, China, Southeast Asia, and MENA, while expanding food import volume.

-	Motor core business: Together with POSCO Mobility Solution, POSCO International started engaging into motor core business for EV. It is expected to expand motor core production to 7 million by 2030.

-

Palm farm in Indonesia: POSCO International is developing a palm plantation in Indonesia and gradually expanding sales by establishing a local palm oil production system. In December 2022, another CPO (Crude Palm Oil) mill, enabling the production of approximately 250,000 tons of CPO annually is newly established, and the company is pursuing environmentally friendly palm farming through RSPO certification.

-

Grain Terminal in Ukraine : In 2019, POSCO International acquired a 75% stake in a Ukrainian grain export terminal capable of shipping 2.5 million tons annually, making us the first Korean company to enter the Ukrainian grain terminal business. Although operations have been suspended due to the Russia-Ukraine conflict, POSCO International is gradually resuming operations as the situation gets better.

-

Ambatovy Nickel Mine Project : POSCO International has been participating in the Ambatovy Nickel Mine Project, the world’s third-largest nickel mine in the mineral resource development project with a 6.1% stake since 2006. In addition, POSCO International is searching for new opportunities in EV battery material business.

-

Myanmar hotel business : POSCO INTERNATIONAL AMARA Co., Ltd., located in Yangon, Myanmar, owns the Lotte Hotel Yangon in Myanmar. The Lotte Hotel Yangon currently consists of 343 hotel rooms and 315 residences for long-term guests. Since its opening in September 2017, the hotel has been in operation under a 10-year hotel management contract with Hotel Lotte.

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[Energy Sector]

The company has classified its business units into the energy sector, including the Gas Business Unit, Energy Project Development Unit, Energy Infrastructure Unit, and domestic and overseas investment corporations related to power generation such as SENEX Energy.

-

Myanmar Gas Field business : Since its production of the first gas in 2013, gas fields supplies an average of approximately 500 million standard cubic feet of gas per day. To secure additional gas production, the second phase of the development project was carried out. The drilling and completion of the production well and the offshore installation were completed in 2022, then gas production is since stable.

-

LNG Business : The company began LNG trading in 2017 based on Its expertise in developing international energy sources, specialty in trading, and the LNG demand of POSCO Group. In 2023, POSCO international merged with POSCO Energy and obtained an additional value chain across all aspects of the LNG business, from LNG import terminals to generation.

-

Onshore gas business in Australia : To execute the group’s carbon neutrality and hydrogen business strategies in a timely manner and expand its existing energy business centered in Myanmar, the company has acquired Senex Energy Limited in Australia. Senex Energy Limited is an energy company located in Brisbane on the east coast of Australia, producing gas from onshore oil and gas fields in eastern Australia for domestic and overseas customers. Recognizing the rising gas demand and high gas prices in the east coast of Australia, the company has launched additional development projects with a targeted three-fold increase in gas production by 2025.

[New business investment]

In addition, POSCO International is searching for new opportunities in four new growth businesses areas which include smart farm, green materials, green mobility and hydrogen.

B. Green Infrastructure [Construction segment]

∎ POSCO E&C

POSCO E&C engages in primarily 3 businesses: plant, civil engineering (infrastructure) and construction.

Plant business is the construction of integrated steel mills, EPC projects and industrial plants. Plant business used to focus on small investment of existing facilities but there will be more new investments in Electric furnace and hydrogen reduction process followed by global green trend. As nuclear power generation is getting attention again, the development of small nuclear power plants is expected to become active.

The civil engineering business is about constructing expressways, railroads and bridges. With the government’s Green New Deal policy, the infrastructure industry is expected to increase investment in eco-friendly facilities such as water treatment and waste treatment, and investment in roads and railways is expected to increase as well. It is expected that more favorable overseas construction market would be created for the domestic construction companies as demand of infrastructure development is increasing in Asia, Middle East, Americas as well as in Europe.

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Housing demand is shrinking after a sharp rate hike, and number of unsold households are increasing around areas where supply has been concentrated. Recently, concerns have been growing that new orders will shrink as funding has been suspended due to the financial market crunch. Housing market conditions rapidly deteriorated due to sudden interest rate increases, rising construction costs, and a slump in the construction PF market. In terms of overseas market, domestic construction companies have entered Southeast Asia, where urbanization is actively underway, but for now, construction companies’ risk management is expected to be the top priority due to growing economic uncertainties around the world.

B. Green Infrastructure [Logistics and etc. segment]

∎ POSCO DX

POSCO DX has both IT and OT technologies and has secured competitiveness in its manufacturing-based business on the convergence of IT and OT technologies. When domestic ICT market size is estimated to be KRW 39 trillion, POSCO DX is expected to take about 3.0% of domestic ICT market share (ICT market for local corporates only). POSCO DX will continue to adopt POSCO Group’s capabilities in digital transformation, logistics automation, and industrial robot system engineering businesses to create new success stories for sustainable growth even in business environments lots of uncertainties. Based on POSCO Group’s One IT strategy, POSCO DX is expecting to add value by developing IT infrastructure and strengthening the competitiveness of Smart Factory business.

The experiences operating POSCO’s Smart Factory based on big data, IoT and AI-based platform, led the company to have a strength in the area of continuous and automation process. With its experiences in POSCO’s smart factory construction, POSCO DX is planning to support the mass production system of EV battery materials such as lithium and nickel. In addition, POSCO DX will expand the logistics automation business market with the successful completion of the logistics business in progress. While diversifying logistic business sectors POSCO DX will actively participate new airport project and contribute to the groups’ advancement of the group’s logistic system.

C. Green Materials and Energy

∎ POSCO Future M

POSCO Future M operates mainly 2 businesses: basic material business and energy material business.

[Basic industrial materials business]

-

Refractory production : Refractories maintain their chemical properties and strength even at high temperatures making them indispensable materials for industrial facilities including the furnaces in steelworks and petrochemical plants. In the refractory business, POSCO Future M produces and maintains refractories. In order to keep price competitiveness in the domestic market, the company has expanded its business to China.

-

Lime business : In the quicklime & chemical business, POSCO Future M is currently doing consignment operation of cokes plants where purify coke oven gas (COG) in Pohang and Gwangyang. With the chemical products generated in during the purification process, POSCO Future M operates cokes business.

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[Energy material business]

In the energy material business, POSCO Future M provides cathode and anode materials which are the main components for secondary cell: cathode, anode, electrolyte and separation membrane. It is planned to expand its production of natural graphite anode materials from 61 thousand ton/year in 2021 to 106 thousand ton/year in 2025. Considering expanding artificial graphite production to 62 thousands ton/year by 2025, it is expected to have a production capacity of 168 thousands ton/year in total by 2025. Furthermore, cathode material production is expected to increase from 45 thousands ton/year in 2021 to 345 thousands ton/year in 2025.

Due to environment-friendly policy with less carbon emission worldwide, demands for Energy Storage System and Electric Vehicle are expected to grow continuously. POSCO Future M generates sales by supplying major materials for secondary batteries to electric vehicle battery companies such as LG Energy Solution, Samsung SDI, and SK On. POSCO Future M signed KRW 1.8trillion deal to supply anode for LG Chem’s EV battery and also signed a contract to supply high-nickel NCA cathode materials for electric vehicle batteries to Samsung SDI for 10 years for the next 10 years. The secondary battery market for electric vehicles is expected to grow due to China’s strong electric vehicle industry development policy, European CO2 emission regulations, and global OEMs’ proportion of electric vehicle.

POSCO Group has established full battery material value chain from raw materials business to battery materials and recycling business. As the only domestic producer of graphite-based anode materials, which are considered to have the highest degree of difficulty in achieving independence from Chinese imports, POSCO Future M is expected to expand its sales revenues in working with global automakers and battery producers.

Global EV Market Outlook

(Ten thousand vehicles)

(SNE Research)

D. Others

In Others segment, there are 12 subsidiaries in total, including POSCO HOLDINGS. POSCO HOLDING is focusing on investment in new growth businesses and opportunities

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3. Key Products

A. Sales of Key Products (2023.1Q)

(In hundred millions of KRW, %)

Business Area	Item	Specific Use	Total Sales	Ratio
Steel	Hot-rolled Product (HR)	Steel pipe, Shipbuilding, etc.	33,549	21.30%
	Cold-rolled Product (CR)	Automobile, Home appliances, etc.	48,288	30.60%
	Stainless Steel Products	Tableware, pipes, etc.	28,046	17.80%
	Others	Plates, Wire rods, etc.	47,818	30.30%
	Gross Sum		157,701	100.00%
	Deduction of Internal Trade		-54,396

	Sub Total		103,305

Green Infra	Trading	Steel, Metal	80,537	58.10%
		Chemical, Strategic Item, Energy	9,640	7.00%
		Others	15,215	11.00%
	Construction	Architecture (Domestic)	10,139	7.30%
		Plant (Domestic)	6,094	4.40%
		Civil Engineering (Domestic)	2,361	1.70%
		Others (Domestic)	482	0.30%
		Overseas Construction	3,523	2.50%
		Owned Construction	466	0.30%
		Others	805	0.60%
	Logistics and etc.	Others	9,438	6.80%
	Gross Sum		138,700	100.00%
	Deduction of Internal Trade		-57,761

	Sub Total		80,939

Green	Gross Sum		11,619	100.00%
Materials and Energy	Deduction of Internal Trade		-2,457

	Sub Total		9,162

Others	Gross Sum		5,886	100.00%
	Deduction of Internal Trade		-5,483

	Sub Total		403

Total Sum			193,809

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B. Price Movement Trends of Key Products

(In thousands of KRW/ Tons, KRW/kWh)

Business Area	Products	2023.1Q	2022	2021
Steel	Hot-rolled Product (HR)	969	1,105	970
	Cold-rolled Product (CR)	1,144	1,293	1,035
Green Infra	Electric Power	266	224	98
Green Materials and Energy	Refractory	1,006	1,022	913
	Lime	153	117	104

Above price movement trend of steel segment is based on the price between March 1 to December 31, 2022 (HR and CR price in 2022 is 1,108 and 1,282 thousand won)

Construction and Logistics and etc. segments of Green Infrastructure are omitted due to its difficulties of measuring raw materials fluctuations. In the case of the secondary battery material business, detailed descriptions are not included due to risk of information leakage

[Steel]

(1) Criteria for Calculation

(a)	Subjects for Calculation: Unit sales prices of the standard hot-rolled product and cold-rolled product

(b)	Calculation Method and Unit: The average price of each product based on its total sales including the freight costs during the given period.

(2) Factors of Price Changes

Considering deteriorated steel market and the business climate of demand industry in the second half of 2022 due to the prolonged Russia-Ukraine war and continuous inflation and the global trend of austerity, the company partially lowered its prices at the end of 2022. In the first quarter of 2023, the company gradually increased the steel prices, taking into account raw material prices increase and the trend of global steel prices. As the company has a high proportion of long-term contracts, the price increase in the first quarter is expected to be reflected in the second quarter sales.

[Green Infrastructure (Trading)]

(1) Criteria for Calculation

(a)	Subjects for Calculation: Price of electric power

(b)	Calculation Method and Unit: Unit price per electric power ÷ Net power volume generated

(2) Factors of Price Changes

Power : Korea Gas Corporation cost, etc.

-	The cost consists of introduction cost, supply cost, etc., and is affected by crude oil and exchange rates

[Green Materials and Energy]

(1) Criteria for Calculation

(a)	Subjects for Calculation: Unit price of refractory and quicklime

(b)	Calculation Method and Unit: The average price of each product based on its total sales including the freight costs during the given period.

(2) Factors of Price Changes

-	Price of refractories is affected by business condition of front industry and raw material cost.

-	Quicklime price is mainly influenced by utility unit price and raw materials cost. The price fluctuation of quicklime is small.

-	Raw materials for energy materials are subject to price fluctuations depending on the international supply of mineral resources.

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4. Major Raw Materials

A. Current Status of Major Raw Materials

						(In hundred millions of KRW)

Business Segment		Type of Purchase	Item	Specific Use	Purchase Amount (Portion, %)	Portion (%)	Remarks
		Raw Materials	Materials for Iron-making	Iron Ore for Blast Furnaces	40,848	58.60%	Iron Ore, Coal
Steel			Sub-materials	Sub-materials for Iron-making, Steelmaking	12,870	18.50%	Iron Material, Alloy Iron, Non-ferrous Metal, Limestone, etc.
			Stainless Steel Materials	Key Materials for STS Production	15,976	22.90%	Nickel, Ferrochrome, STS Scrap Iron, etc.
Green Infrastructure	Trading	Raw Materials	LNG	Material for Power Generation	7,487	100.00%	—
	Construction	Raw Materials	Ready-mixed Concrete	Construction of Structure	787	19.90%	—
			Steel Reinforcement	Strengthening Concrete	894	22.60%	—
			Cable	Electricity Transfer	71	1.80%	—
			Steel Pile	Foundation of Structure	59	1.50%	—
			Others	Construction of Pipe and Structure etc.	2,150	54.30%	—
	Logistics and etc.	Raw Materials	Others	For other use	2,637	100.00%	—
Green Materials and Energy		Raw Materials	NCM and etc.	Production of cathode materials	10,787	93.80%	—
			Graphite and etc.	Production of anode materials	361	3.10%	—
			Limestone and etc.	Production of Lime	148	1.30%	—
			Others	Production of refractory	203	1.80%	—

*	Amount: CIF + customs duties + stevedoring fees + other incidental expenses

17

B. Price Movement Trends of Major Raw Materials

(In thousands of KRW)

Business Segment		Category	2023.1Q	2022	2021
Steel		Iron Ore (per ton)	151	143	169
		Coal (per ton)	438	472	257
		Scrap Iron (per ton)	558	605	563
		Nickel (per ton)	33,113	33,147	21,130
Green Infrastructure	Trading	LNG (per ton)	1,955	1,594	702
	Construction	Ready-mixed Concrete (per m3)	81	77	68
		Steel Pile (per m)	215	180	272
		Steel Reinforcement (per kg)	1.0	1.0	1.0
		Cable (per m)	0.9	0.9	1.2
Green Materials and Energy		Refractory (per ton)	390	479	320
		Limestone (per ton)	25	22	19

Green Infrastructure (Logistics and etc. segment) and Others segment are omitted due to its difficulties of measuring raw materials fluctuations. In the case of the EV battery material business, detailed descriptions are not included due to risk of information leakage

18

[Steel]

Price Movement Trend of Major Raw Materials

(1) Iron Ore

						(In US Dollars/ Tons)
	’23.1Q	’22.4Q	’22.3Q	’22.2Q	’22.1Q	’21.4Q	’21.3Q	’21.2Q	’21.1Q
Trend of International Benchmark Price (Free On Board, “FOB”)	118	90	94	126	132	96	148	188	158

(2) Coal

						(In US Dollars/ Tons)
	’23.1Q	’22.4Q	’22.3Q	’22.2Q	’22.1Q	’21.4Q	’21.3Q	’21.2Q	’21.1Q
Trend of International Benchmark Price (FOB)	344	278	250	446	488	369	264	137	127

(3) Scrap

						(In US Dollars/ Tons)
	’23.1Q	’22.4Q	’22.3Q	’22.2Q	’22.1Q	’21.4Q	’21.3Q	’21.2Q	’21.1Q
Trend of Purchase Price (Cost and Freight, “CFR”)	438	387	394	531	562	527	500	497	443

(4) Nickel

						(In US Dollars/lb, US Dollars/Tons)
	’23.1Q	’22.4Q	’22.3Q	’22.2Q	’22.1Q	’21.4Q	’21.3Q	’21.2Q	’21.1Q
Trend of London Metal	11.79	11.48	10.01	13.13	11.98	8.99	8.68	7.87	7.97
Exchange ( “LME”) Cash Price	25,983	25,292	22,063	28,940	26,395	19,821	19,125	17,359	17,570

LME : London Metal Exchange

19

[Green Infrastructure]

(1) Criteria for Calculation

Business Sector	Products	Criteria for Calculation	Factors of Price Changes
Trading	LNG	Average purchase price and LNG direct purchase price of Korea Gas Corporation	Cost of Korea Gas Corporation (cost consists of introduction cost, supply cost, etc. and is affected by crude oil, exchange rate, etc.)
Construction	Ready-mixed Concrete	Standard 25-210-15	Raise of priced agreed in Seoul metropolitan area
	Steel Pile	SPIRAL,609.6,12T,STP275,KS F 4602,STEEL PILE	Changes in unit price due to increase in raw material (coil) price
	Steel Reinforcement	SD400 10mm	Decrease the price of raw materials (scrap)
	Cable	TFR-3, 0.6/1KV, 2.5SQ, 2C	There were slight fluctuations in exchange rates and the price of raw materials (such as electrolytic copper), but there were no factors that affected price changes

[Green Materials and Energy]

(1) Criteria for Calculation

- Refractory and lime: Purchase prices including freight costs

(2) Factors of Price Changes

- Refractory raw materials : Price fluctuations and compositional costs of raw materials in China

- Limestone : Raw material price fluctuation is not extreme and it varies slightly depending on the freight cost

- Energy materials : Price trends are not disclosed considering concerns about information leakage

20

5. Production and Facilities

A. Production Capacity

[Steel]

∎ POSCO

		(Thousands of Tons)
Business Area	Products	2023.1Q	2022	2021
Steel	Crude Steel	10,031	40,680	40,680

∎ POSCO STEELEON

			(Thousands of Tons)
Business Area	Products	Plant	2023.1Q	2022	2021
Steel	Galvanized / Color- coated Steel	Pohang	237	960	960
		Myanmar	17	70	70

Total			254	1,030	1,030

∎ POSCO M-TECH

				(Tons)
Business Area	Products	2023.1Q	2022	2021
Raw materials for steel production	Ingot and etc.	10,620	39,058	38,080

[Green Infrastructure (Trading)]

∎ POSCO INTERNATIONAL

			(Electric Power: MW/year)
Business Area	Products		2023.1Q	2022	2021
Power Generation	Electric Power	Incheon	3,412	3,412	3,412

[Green Materials and Energy]

∎ POSCO FUTURE M

Business Area	Products	Place of Business	2023.1Q	2022	2021
Refractory	Brick and etc.	Pohang	28,741	116,560	113,000
LIME	Quicklime	Pohang	276,401	1,095,000	1,095,000
		Gwangyang	270,000	1,095,000	1,095,000

Total			568,741	2,306,560	2,311,000

21

B. Production Result and Capacity Utilization Rate

[Steel]

(1) Production

		(Thousands of Tons)
Products		2023.1Q	2022	2021
Crude Steel		9,561	37,928	42,964
Products	Hot-Rolled Steel	2,386	9,268	9,243
	Plate	1,550	5,857	6,832
	Wire Rod	597	1,988	2,688
	Pickled-Oiled Steel	731	2,847	2,880
	Cold-Rolled Products	1,755	7,623	7,898
	Coated Steel	1,702	6,708	7,446
	Electrical Steel	205	1,005	1,032
	Stainless Steel	811	3,400	4,099
	Others	455	3,261	3,106

	Total	10,192	41,957	45,224

The amount of products is the aggregate amount of POSCO’s production and production of POSCOsubsidiaries, which may include interested parties’ transactions.
The production in 2022 includes POSCO’s production result from January to February before the spin off date (March 1, 2022).

(2) Capacity Utilization Rate

(Thousands of Tons, %)

	Company	Capacity	Production	Utilization Rate
Crude Steel Production	POSCO	10,031	8,499	84.70%
	PT.KRAKATAU POSCO	757	753	99.40%
	POSCO (Zhangjiagang) Stainless Steel Co., Ltd.	275	208	75.50%
	POSCO YAMATO VINA STEEL JOINT STOCK COMPANY	138	101	73.50%

	Total	11,201	9,561	85.40%

[Green Infrastructure (Trading)]

Since it is difficult to measure production result and operating rates of Green Infrastructure (Construction), and Green Infrastructure (Logistics and etc.) segments considering the nature of the business, they are omitted in this part.

22

∎ POSCO INTERNATIONAL

(1) Production Result

				(Gwh)
Business Area	Products	2023.1Q	2022	2021
Power Generation	Electric Power	3,152	11,189	13,493

(2) Capacity Utilization Rate				(Hour, %)
Business Area	Products	2023.1Q Capacity	2023.1Q Production	Utilization Rate
Power Generation	Incheon Power Plant	2,160	1,238	57.4%

[Green Materials and Energy]

∎ POSCO FUTURE M

(1) Production Result

					(Tons)
Business Area	Products	Place of Business	2023.1Q	2022	2021
Refractory	Brick and etc.	Pohang	19,407	81,094	83,884
LIME	Quicklime	Pohang	276,041	1,043,109	1,151,419
		Gwangyang	309,717	1,176,611	1,295,720

Total			605,165	2,300,814	2,531,023

In the case of the EV battery material business, detailed descriptions are not included due to risk of information leakage

(2) Capacity Utilization Rate (Current Business Year)

			(Tons,%)
Business Area	Capacity	Production	Utilization Rate
Refractory Factory	28,741	19,407	68%
Quicklime Factory (Pohang)	270,000	276,041	102%
Quicklime Factory (Gwangyang)	270,000	309,717	115%

Total	568,741	605,165	—

23

C. Production Facilities

(1) The current status of production facilities

[Land]					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		1,814,272	62,827	—	—	1,877,099
Green Infrastructure	Trading	185,495	279,854	—	—	465,349
	Construction	382,586	1,565	—	—	384,151
	Logistics and etc.	399,389	—	-288,295	—	111,094
Green Materials and Energy		200,438	11,793	—	—	212,231
Others		120,985	1	—	—	120,986

[Buildings]

					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		3,081,547	71,654	-1,294	-68,208	3,083,699
Green Infrastructure	Trading	486,865	368,841	-286,507	-3,443	565,756
	Construction	75,728	393	-785	-759	74,577
	Logistics and etc.	187,725	97	-76,589	-2,068	109,165
Green Materials and Energy		231,104	183,263	-17,067	-3,123	394,177
Others		111,925	5,304	-7,622	-502	109,105

[Structures]

					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		2,515,379	48,680	-8,215	-54,750	2,501,094
Green Infrastructure	Trading	62,033	1,163,553	-738,673	-4,786	482,127
	Construction	26,888	199	-10	-474	26,603
	Logistics and etc.	531,573	38	-419,779	-2,294	109,538
Green Materials and Energy		20,865	18,975	-57	-515	39,268
Others		6,189	292	-425	-71	5,985

24

[Machinery and Equipments]

					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		14,230,273	429,302	-134,883	-513,962	14,010,730
Green Infrastructure	Trading	392,562	2,771,316	-1,874,025	-66,750	1,223,103
	Construction	7,321	482	—	-416	7,387
	Logistics and etc.	1,150,735	612	-841,764	-12,557	297,026
Green Materials and Energy		629,658	363,680	-20,466	-19,242	953,630
Others		12,281	—	-10,669	-239	1,373

[Vehicles]

					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		33,443	10,464	-7,259	-3,628	33,020
Green Infrastructure	Trading	8,592	3,571	-1,173	-623	10,367
	Construction	4,599	1,576	-1,488	-269	4,418
	Logistics and etc.	863	415	-110	-59	1,109
Green Materials and Energy		4,620	2,715	-590	-628	6,117
Others		14	—	—	-2	12

[Tools and Fixtures]

					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		55,774	8,368	-1,542	-5,573	57,027
Green Infrastructure	Trading	25,494	8,036	-6,202	-3,387	23,941
	Construction	1,148	131	-59	-125	1,095
	Logistics and etc.	2,026	1,742	-1,290	-193	2,285
Green Materials and Energy		6,488	25,595	-28	-1,993	30,062
Others		31	—	—	—	31

25

[Equipment]

					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		101,743	5,513	-2,487	-8,981	95,788
Green Infrastructure	Trading	27,791	20,885	-16,168	-2,602	29,906
	Construction	8,329	1,622	-1,490	-779	7,682
	Logistics and etc.	13,197	1,713	-3,312	3,108	14,706
Green Materials and Energy		8,872	1,683	-52	-873	9,630
Others		13,413	299	—	-400	13,312

[Financial Lease Assets]

					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		508,323	25,717	-14,281	-8,757	511,002
Green Infrastructure	Trading	250,884	183,445	-89,108	-10,800	334,421
	Construction	50,171	43,860	-36,847	-10,481	46,703
	Logistics and etc.	34,406	646	-31,313	-1,820	1,919
Green Materials and Energy		54,708	12,969	-7,574	-5,607	54,496
Others		22,706	770	-134	-639	22,703

[Biological Assets]

					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		—	—	—	—	—
Green Infrastructure	Trading	141,720	10,053	—	-2,333	149,440
	Construction	—	—	—	—	—
	Logistics and etc.	—	—	—	—	—
Green Materials and Energy		—	—	—	—	—
Others		—	—	—	—	—

26

[Assets under Construction]

					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		1,780,285	778,875	-257,515	—	2,301,645
Green Infrastructure	Trading	129,279	122,002	-24,238	—	227,043
	Construction	21,292	18,807	-629	—	39,470
	Logistics and etc.	88,692	22,874	-68,101	—	43,465
Green Materials and Energy		1,487,942	485,570	-597,627	—	1,375,885
Others		30,535	871	-4,828	—	26,578

(2) New Facility Establishment, Purchase, Etc.

(a) Investments under Construction

[Steel]					(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
POSCO	Expansion/ Establishment	November 2021 ~ December 2025	G) Increased production capacity of electrical steel for eco-friendly vehicles in Gwangyang	9,088	3,298	5,790
		February 2020 ~ March 2024	P) Establishment of #6 Coke plant	12,687	7,388	5,299
	Maintenance/ Improvement	October 2020 ~ June 2025	G,P) The first phase of the sealing of raw material yards for both Pohang and Gwangyang Works	19,232	2,753	16,479
		August 2021 ~ October 2028	P) Improvement of #2 Hot strip mill furnace	3,084	95	2,989

P stands for Pohang Steel Works.
G stands for Gwangyang Steel Works.

[Green Infrastructure (Trading / Logistics and etc.)]

					(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
POSCO International	Expansion/ Establishment	January 2021- ~May 2024	Gwangyang LNG #6 Tank	1,437	685	752
NEH	Expansion/ Establishment	May 2022 ~December 2025	Gwangyang LNG terminal	8,668	432	8,236

27

[Green Materials and Energy]

				(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
POSCO Future M	Expansion/ Establishment	March 2023 ~January 2025	The 2-1 stage of cathode material factory in Pohang	3,920	—	3,920
		February 2020 ~June 2025	Establishment of new Artificial Graphite Anode material line	3,458	1,485	1,973
		July 2022 ~May 2024	#2 precursor factory in Gwangyang	3,262	237	3,025
		December 2021 ~June 2024	cathode material factory in Pohang	3,215	1,184	2,031
		July 2020 ~September 2023	The 3rd stage of cathode material factory in Gwangyang	2,895	2,538	357
		November 2020 ~August 2023	The 4th stage of cathode material factory in Gwangyang	2,758	2,515	243
		November 2019 ~June 2023	The 2nd stage of production line up expansion in #2 anode material factory	2,711	2,461	250
POSCO-Pilbara LITHIUM SOLUTION	Expansion/ Establishment	April 2021 ~February 2024	Construction of hard rock lithium commercialization plant	9,188	3,580	5,608
ZHEJIANG POSCO-HUAYOU ESM CO., LTD	Expansion/ Establishment	August 2021 ~June 2024	The 2nd stage of cathode material factory	1,676	1,081	595
POSCO CHEMICAL CANADA INC.	Expansion/ Establishment	May 2022 ~March 2025	The 1st stage of cathode material factory in Quebec, Canada	3,284	1,294	1,990
POSCO ARGENTINA	Expansion/ Establishment	January 2022 ~June 2025	Brine lithium commercialization plant stage 1 (25,000 tons of lithium hydroxide production) and stage 2 (23,000 tons of lithium carbonate production)	25,471	3,953	21,518
POSCO LITHIUM SOLUTION	Expansion/ Establishment	December 2022 ~June 2025	Brine lithium commercialization plant stage 2 (downstream) (25,000 tons of lithium hydroxide production)	5,751	—	5,751

Ongoing investments over KRW 100 billion as of March 31, 2023 are listed on the table.

28

6. Product Sales

[Steel]

		(In hundred millions of KRW)
Items		2023.1Q	2022	2021
Domestic	Hot-Rolled Products	15,311	68,784	70,117
	Cold-Rolled Products	13,537	55,997	54,864
	Stainless Steel	7,734	42,481	35,722
	Others	25,649	110,202	94,737
Overseas	Hot-Rolled Products	18,238	66,871	55,180
	Cold-Rolled Products	34,751	162,588	144,421
	Stainless Steel	20,312	92,279	86,712
	Others	22,169	107,298	93,736
Total	Gross Sum	157,701	706,496	635,489
	Internal Transaction	-54,396	-261,026	-224,555

	Total	103,305	445,470	410,934

29

[Green Infrastructure]

				(In hundred millions of KRW)
Business Area	Items		2023.1Q	2022	2021
Trading	Domestic Trading	Merchandise	15,084	65,401	63,137
		Product	12,328	9,825	8,757
		Others	137	647	1,174
	Overseas Trading	Merchandise	28,067	137,635	137,741
		Product	412	1,058	1,223
		Others	9	10	207
	Trades among the 3 countries		49,355	281,321	240,665
Construction	Domestic Construction	Building	10,139	35,061	35,633
		Plant	6,094	15,706	13,272
		Civil Engineering	2,361	9,321	6,771
		Others	482	1,823	1,763
	Overseas		3,523	15,938	8,097
	Own Construction		1,271	11,006	8,589
Logistics and etc.	Others		9,438	74,256	29,145
Total	Gross Sum		138,700	659,008	556,174
	Deduction of Internal Transaction		-57,761	-282,787	-220,938

	Total		80,939	376,221	335,236

[Green Materials and Energy]

	(In hundred millions of KRW)
Items	2023.1Q	2022	2021
Gross Sum	11,619	33,888	20,892
Deduction of Internal Transaction	-2,457	-9,370	-8,472

Total	9,162	24,518	12,420

30

[Others]

	(In hundred millions of KRW)
Items	2023.1Q	2022	2021
Gross Sum	5,886	11,695	17,842
Deduction of Internal Transaction	-5,483	-10,402	-13,109

Total	403	1,293	4,733

Domestic and overseas categorized by the sales area.
Sales of POSCO International’s foreign branches are included in ‘trade among the 3 countries’ under Green Infrastructure part
As of January 2023, POSCO Energy was merged into POSCO International. As a result, the performance of POSCO Energy before the merger was included in Green Infrastructure (Logistics and etc. segment).

7. Derivatives

POSCO HOLDINGS use forward exchange contracts and currency swap contracts to hedge against the exchange rate risk for foreign currency loans. However those derivative contracts were transferred to POSCO followed by vertical spin-off on March, 2022.

POSCO use currency swap contracts in order to hedge against the exchange rate risk for long-term and short-term foreign currency loans. The currency swap valuation gains reflected in our financial statements at the end of March amounted to KRW 191,419 million, while the valuation losses amounted to KRW 1,529 million, and transaction losses amounted to KRW 777 million.

POSCO also has been hedging against exchange rate risks for expected sales revenue and foreign currency borrowings by trading in currency forward products. The derivative valuation gains reflected in our financial statements at the end of March amounted to KRW 34,732 million. The transaction losses for the existing maturity date currency forward derivatives that we’ve subscribed to were KRW 19,108 million.

8. Significant Contracts

○	Sales contract of CSP shares

(1) Contract Counterparty: ArcelorMittal Brazil

(2) Purpose: Improving asset efficiency through the sales of non-core assets with no management right

(3) Contract period: July 28, 2022 (transaction completed on March 10, 2023)

(4) Transaction amount: and payment method

ArcelorMittal Brazil acquired shares in shareholder companies free of charge on the condition that ArcelorMittal Brazil succeed CSP’s debts. In addition, the shareholder companies will additionally pay US$102 million.

* POSCO HOLDNGS paid US$20.4 million equivalent to a 20 percent stake

31

○	Transfer contract of steel business related shares or investment certificates of POSCO HOLDINGS

(1) Contract Counterparty: POSCO

(2) Transaction amount: KRW 1.1377 trillion

(3) Purpose: In order to improve the management efficiency of the steel business as a following step of the vertical spin-off on March 2022.

(4) Contract period: November 18, 2022 ~ March 31, 2023

(5) Payment method: Cash payment

(6) Company subject to transfer: POSCO YAMATO VINA STEEL JOINT STOCK COMPANY, POSCO Thainox Public Company Limited, POSCO COATED STEEL (THAILAND) CO., and etc. (32 domestic companies, 25 overseas companies)

[Steel]

∎ POSCO YAMATO VINA STEEL JOINT STOCK COMPANY

Contract	Date	Remarks
Joint stock contract with POSCO, YAMATO KOGYO CO., LTD. and SIAM YAMATO STEEL CO., LTD. to improve business structure	March 2020

1) Purpose: To improve business structure by collaborating with leading company in section steels

2) Information: POSCO’s (POSCO HOLDINGS at present) 100% share of POSCO SS

 VINA changes to 51%, YAMATO KOGYO CO., LTD. takes 30% of shares and SIAM  YAMATO STEEL CO., LTD. takes 19% of shares.

3) Signed date of the contract: March 18, 2020

4) Registration of joint stock company : April 28, 2020

[Green Infrastructure (Trading)]

∎ POSCO INTERNATIONAL

Contract	Date	Remarks
Investment on the 3rd stage development of A-1 / A-3 block in Myanmar gas field	September 2020

1) Investment amount: KRW 365,786,302,000

2) Development period: September 1, 2019 ~ December 31, 2024

3) Schedule : Installation Completion of low-pressure gas compression platform and commenced operation in 2024

4) Other Information

-  Location: North-west offshore, Myanmar

-  This investment is the 3rd stage of development, which consists of 3 stages in Myanmar gas field development. The purpose of investment is to maintain current gas production level stably by installing low-pressure gas compression platform.

-  In the first quarter of 2021, the design and production of the equipment for this work was started, and it is planned to start operation in 2024. The “ (2) Development period” above is the period including the basic design progress period, September 2019 to September 2020.

-  Participation rate of each company in gas production and offshore pipeline transportation business

•   POSCO International Corporation : 51.0%

•   ONGC VIDESH (Oil and Natural Gas Corporation Videsh Limited) : 17.0%

•   MOGE (Myanmar Oil and Gas Enterprise): 15.0%

•   GAIL (India) Limited : 8.5%

•   KOGAS (Korea Gas Corporation): 8.5%

-  Investment size of USD 315,170 thousand, applying the exchange rate of 1USD=1,160.60 KRW, which is the date of the BOD resolution.

-  Detailed information and future timeline on this resource development investment is subject to change.

  POSCO International disclosure date : September 22, 2020 (Decision on natural resources investment)

32

Contract	Date	Remarks
Decision to acquire shares of Senex Energy (Australia)	December 2021

1) Purpose : Production and Development of land gas field in eastern Australia

2) Method : Cash acquisition

3) Resolution date of Board of Directors : December 10, 2021

4) Acquisition amount : KRW 371,077,996,186

5) Number of shares acquired : 96,178,946Shares

6) Date of acquisition : April 1, 2022

7) equity structure (after acquisition of shares) :

-  POSCO International : 50.1%

-  Hancock Energy (Australia) : 49.9%

  POSCO International disclosure date :

March 31, 2022 (Decision on Acquisition of Shares or Investment Certificates of Other Corporations)

Decision on Merger of POSCO Energy	August 2022

1) Purpose : The purpose of the merger is to consolidate the energy business within the group and complete the value chain of the LNG business, thereby strengthening competitiveness, improving management efficiency and laying the foundation for sustainable growth.

2) Method of Merger : POSCO Energy Co., Ltd. (“POSCO Energy”) will be merged with and into POSCO International Co., Ltd. (“POSCO International”).

3) Date of board resolution (decision Date) : August 12, 2022

4) Date of General Shareholders Meeting for merger approval : November 4, 2022

4) Merger ratio : POSCO International : POSCO Energy = 1 : 1.1626920

5) Record date of merger : January 1, 2023

6) Scheduled date of merger registration : January 2, 2023

  POSCO International disclosure date : January 2, 2023

[Green Infrastructure (Logistics and etc.)]

∎ POSCO FLOW

Contract	Date	Remarks
Transfer of all logistics tasks such as arranging logistics and performing related services	December 2021

1) Contract counterpart : POSCO (POSCO HOLDINGS INC.)

2) Signed date : December 22, 2021

3) Date of Transfer : January 1, 2022

4) Transfer amount : KRW 2,945 million

5) Information : Transfer of all logistics tasks such as arranging logistics and performing related services

33

9. Research and Development

A. Research and Development (“R&D”) Organization

Business Segment	Company	Organization
Steel	POSCO	Steel Production & Technology Strategy Office
Technical Research Laboratories
Steel Product R&D Center
Process R&D Center
Automotive Steel R&D Center
Low-Carbon Process R&D Center
Steel Solution R&D Center
	POSCO (Zhangjiagang) Stainless Steel Co., Ltd.	R&D Center
	POSCO STEELEON	Solution Group
	POSCO M-TECH	Al Analysis Center
Automation R&D Center
Green Infrastructure	POSCO MOBILITY SOLUTION	STS Business Office R&D Group
Core Business Office Product Process Development Group
Core Business Office Mold Research Group
	POSCO ENGINEERING & CONSTRUCTION	R&D Center
	POSCO A&C	R&D Center
	POSCO DX	R&D Center
Green Materials and Energy	POSCO Future M	R&D Center
Energy Material R&D Center
Others	POSCO HOLDINGS INC.	New Experience of Technology Hub
AI R&D Laboratories, New Experience of Technology Hub
LiB Materials R&D Laboratories New Experience of Technology Hub
Hydrogen and Low-Carbon Energy R&D Laboratories, New Experience of Technology Hub

B. R&D Expenses in 2023.1Q

						(In millions of KRW)
Category	Business Segment
	1. Steel	2. Green Infrastructure			3. Green Materials and Energy	4. Others	Total
		Trading	Construction	Logistics and etc.
Selling and Administrative Cost	5,576	260	464	3,216	7,741	18,900	36,154
Manufacturing Cost	75,266	142	117	—	—	—	75,525
R&D Cost (Intangible Assets)	10,311	1,247	—	4,584	433	—	16,575
Total*	91,153	1,649	581	7,800	8,174	18,900	128,254
Government Subsidy	—	10	—	—	—	—	10
R&D/Sales Ratio (%)	1.24%	0.03%	0.03%	0.92%	1.77%	0.42%	0.60%

*	Total includes government subsidy.

34

III. Financial Statements

1. Consolidated Financial Statements

A. Summary

			(In millions of KRW)
Account	2023.1Q	2022	2021
	As of March 31, 2023	As of December 31, 2022	As of December 31, 2021
[Total current assets]	50,314,890	47,649,466	46,621,631
Cash and cash equivalents	7,009,046	8,053,108	4,775,166
Other receivables, net	2,158,408	2,112,697	2,104,609
Other short-term financial assets	13,081,106	10,909,920	13,447,717
Trade accounts and notes receivable, net	11,278,661	9,769,553	10,061,982
Inventories	15,028,039	15,472,417	15,215,098
Other current assets	1,759,630	1,331,771	1,017,059
[Total non-current assets]	52,588,827	50,757,315	44,849,983
Other receivables, net	1,555,622	1,520,331	1,415,143
Other long-term financial assets	2,660,879	2,332,538	2,119,674
Investments in associates and joint ventures	5,111,765	4,996,551	4,514,647
Property, plant and equipment, net	32,640,531	31,781,196	29,596,698
Intangible assets, net	4,907,127	4,838,451	4,166,309
Other non-current assets	5,712,903	5,288,248	3,037,512
Total assets	102,903,717	98,406,781	91,471,614
[Total current liabilities]	22,890,087	23,188,190	21,083,623
[Total non-current liabilities]	20,509,951	16,961,190	15,583,048

35

Total liabilities	43,400,038	40,149,380	36,666,671
[Equity attributable to owners of the controlling company]	53,802,220	52,512,116	50,427,355
Share capital	482,403	482,403	482,403
Capital surplus	1,553,476	1,400,832	1,387,960
Hybrid bonds	—	—	199,384
Retained earnings	53,495,210	52,965,180	51,532,888
Other equity attributable to owners of the controlling company	-1,728,869	-2,336,299	-3,175,280
[Non-controlling Interests]	5,701,459	5,745,285	4,377,588
Total equity	59,503,679	58,257,401	54,804,943

	From January 1, 2023 to March 31, 2023	From January 1, 2022 to December 31, 2022	From January 1, 2021 to December 31, 2021
Revenue	19,380,878	84,750,204	76,332,345
Operating profit	704,703	4,850,053	9,238,089
Profit	840,305	3,560,484	7,195,890
[Profit attributable to owners of the controlling company]	726,419	3,144,087	6,617,239
[Profit attributable to non-controlling interests]	113,886	416,397	578,651
Total comprehensive Income	1,488,029	3,794,358	8,013,489
[Total comprehensive income attributable to owners of the controlling company]	1,325,264	3,380,649	7,384,572
[Total comprehensive income attributable to non-controlling interests]	162,765	413,709	628,917
Earnings per share (KRW)	9,577	41,456	87,330
Number of Consolidated Companies	180	181	170

36

B. The Standards Used for Reporting the Financial Statements

The Company prepared its financial statements in accordance with the Korean-International Financial Reporting Standards (the “K-IFRS”) and applied it to each Company’s final financial statements.

2. Separate Financial Statements

A. Summary

	(In millions of KRW)
Account	2023.1Q	2022	2021
	As of March 31, 2023	As of December 31, 2022	As of December 31, 2021
[Total current assets]	4,666,743	4,308,290	25,918,880
Cash and Cash equivalents	1,306,945	1,415,201	2,042,274
Trade accounts and notes receivable, net	636,340	128,991	6,017,508
Other receivables, net	39,045	40,288	545,341
Other short-term financial assets	2,463,530	2,515,375	9,605,522
Inventories	—	—	7,623,202
Other current assets	220,883	208,435	85,033
[Total non-current assets]	47,262,011	46,840,829	38,323,879
Other receivables, net	221,132	209,057	274,253
Other long-term financial assets	1,227,722	1,062,530	1,326,565
Investments in Subsidiaries, associates, and joint ventures	45,432,961	45,187,628	16,002,640
Property, plant and equipment, net	139,555	145,006	19,772,299
Intangible assets, net	16,173	15,902	551,410
Other non-current assets	224,468	220,706	396,712
Total assets	51,928,754	51,149,119	64,242,759

37

Account	2023.1Q	2022	2021
[Total current liabilities]	228,124	118,993	7,868,269
[Total non-current Liabilities]	4,003,857	3,858,263	7,339,065
Total liabilities	4,231,981	3,977,256	15,207,334
[Share capital]	482,403	482,403	482,403
[Capital surplus]	1,357,892	1,360,894	1,339,289
[Hybrid bonds]	—	—	199,384
[Retained earnings]	47,809,908	47,409,675	49,734,492
[Other equity]	-1,953,430	-2,081,109	-2,720,143
Total equity	47,696,773	47,171,863	49,035,425

	From January 1, 2023 to March 31, 2023	From January 1, 2022 to December 31, 2022	From January 1, 2021 to December 31, 2021
Revenue	562,988	8,589,819	39,920,201
Operating profit	493,890	1,674,893	6,649,600
Profit	551,741	-467,852	5,181,227
Earnings per share (KRW)	7,274	-6,185	68,360

B. The Standards Used for Reporting the Financial Statements

The company prepared its financial statements in accordance with the Korean - International Financial Reporting Standards (the “K-IFRS”).

38

POSCO HOLDINGS INC.

and Subsidiaries

Condensed Consolidated Interim Financial Statements

(Unaudited)

March 31, 2023

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

POSCO HOLDINGS INC.:

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of POSCO HOLDINGS INC. and its subsidiaries (the “Company”), which comprise the condensed consolidated interim statement of financial position as of March 31, 2023, the condensed consolidated interim statements of comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2023 and 2022, and notes, comprising a summary of material accounting policy information and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No. 1034 “Interim Financial Reporting”. The Company’s management is also responsible for the internal controls determined necessary to prepare condensed consolidated interim financial statements free of material misstatements due to error or fraud.

Auditor’s review responsibility

Our responsibility is to issue a report on the condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial statements consists of making inquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No. 1034 “Interim Financial Reporting”.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

The consolidated statement of financial position of the Company as of December 31, 2022, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 9, 2023, expressed an unqualified opinion. The accompanying condensed consolidated statement of financial position of the Company as of December 31, 2022, presented for comparative purposes, is consistent, in all material respects, with the audited consolidated financial statements from which it has been derived.

Seoul, Korea

May 15, 2023

This report is effective as of May 15, 2023, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

POSCO HOLDINGS INC. and Subsidiaries

Condensed Consolidated Interim Statements of Financial Position

As of March 31, 2023 and December 31, 2022

(Unaudited)

(in millions of Won)	Notes	March 31, 2023		December 31, 2022
Assets
Cash and cash equivalents	21	~~W~~	7,009,046	8,053,108
Trade accounts and notes receivable, net	4,21,26,27,34		11,278,661	9,769,553
Other receivables, net	5,21,34		2,158,407	2,112,697
Other short-term financial assets	6,21		13,081,106	10,909,920
Inventories	7		15,028,039	15,472,417
Current income tax assets			564,200	243,829
Assets held for sale	8		10,889	12,003
Other current assets	14		1,184,542	1,075,939

Total current assets			50,314,890	47,649,466

Long-term trade accounts and notes receivable, net	4,21		25,548	24,033
Other receivables, net	5,21		1,555,622	1,520,331
Other long-term financial assets	6,21		2,660,879	2,332,538
Investments in associates and joint ventures	9		5,111,765	4,996,551
Investment property, net	11		1,637,149	1,074,031
Property, plant and equipment, net	12		32,640,531	31,781,196
Intangible assets, net	13		4,907,127	4,838,451
Defined benefit assets, net	19		495,100	520,659
Deferred tax assets			3,389,867	3,502,152
Other non-current assets	14		165,239	167,373

Total non-current assets			52,588,827	50,757,315

Total assets		~~W~~	102,903,717	98,406,781

See accompanying notes to the condensed consolidated interim financial statements

POSCO HOLDINGS INC. and Subsidiaries

Condensed Consolidated Interim Statements of Financial Position, Continued

As of March 31, 2023 and December 31, 2022

(Unaudited)

(in millions of Won)	Notes	March 31, 2023		December 31, 2022
Liabilities
Trade accounts and notes payable	21,34	~~W~~	5,655,891	5,520,807
Short-term borrowings and current installments of long-term borrowings	4,15,21		11,836,664	11,915,994
Other payables	16,21,34		2,964,533	2,865,868
Other short-term financial liabilities	17,21		91,844	106,527
Current income tax liabilities			215,913	502,685
Liabilities directly associated with the assets held for sale	8		5	5
Provisions	18,35		425,140	515,988
Other current liabilities	20,26,27		1,700,097	1,760,316

Total current liabilities			22,890,087	23,188,190

Long-term trade accounts and notes payable	21		25	15
Long-term borrowings, excluding current installments	15,21		15,783,458	12,389,667
Other payables	16,21		843,340	790,402
Other long-term financial liabilities	17,21		61,716	87,052
Defined benefit liabilities, net	19		46,420	37,707
Deferred tax liabilities			3,038,365	2,924,552
Long-term provisions	18,35		599,465	579,918
Other non-current liabilities	20,26		137,162	151,877

Total non-current liabilities			20,509,951	16,961,190

Total liabilities			43,400,038	40,149,380

Equity
Share capital	22		482,403	482,403
Capital surplus	22		1,553,476	1,400,832
Reserves	24		157,575	(443,990)
Treasury shares	25		(1,886,444)	(1,892,308)
Retained earnings			53,495,210	52,965,179

Equity attributable to owners of the controlling company			53,802,220	52,512,116
Non-controlling interests	23		5,701,459	5,745,285

Total equity			59,503,679	58,257,401

Total liabilities and equity		~~W~~	102,903,717	98,406,781

See accompanying notes to the condensed consolidated interim financial statements.

POSCO HOLDINGS INC. and Subsidiaries

Condensed Consolidated Interim Statements of Comprehensive Income

For the three-month periods ended March 31, 2023 and 2022

(Unaudited)

(in millions of Won, except per share information)	Notes	March 31, 2023		March 31, 2022
Revenue	26,27,34,37	~~W~~	19,380,878	21,338,070
Cost of sales	7,27,31,34		(18,007,442)	(18,409,305)

Gross profit			1,373,436	2,928,765
Selling and administrative expenses	31,34
Impairment loss on trade accounts and notes receivable			(3,430)	(5,919)
Other administrative expenses	28		(601,998)	(589,025)
Selling expenses	28		(63,305)	(76,171)

Operating profit			704,703	2,257,650
Share of profit of equity-accounted investees, net	9		113,799	247,980
Finance income and costs	21,29
Finance income			1,683,550	857,185
Finance costs			(1,572,842)	(1,001,985)
Other non-operating income and expenses	34
Impairment loss on other receivables			(7,496)	(403)
Other non-operating income	30		276,761	178,005
Other non-operating expenses	30,31		(197,218)	(74,424)

Profit before income tax	37		1,001,257	2,464,008
Income tax expense	32,37		(160,952)	(557,124)

Profit			840,305	1,906,884
Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit plans	19		(29,314)	(69,324)
Net changes in fair value of equity investments at fair value through other comprehensive income	21		142,013	104,421
Items that are or may be reclassified subsequently to profit or loss:
Capital adjustment arising from investments in equity-accounted investees			231,022	167,032
Foreign currency translation differences			304,942	189,450
Gains or losses on valuation of derivatives	21		(939)	51

Other comprehensive income, net of tax			647,724	391,630

Total comprehensive income		~~W~~	1,488,029	2,298,514

Profit attributable to:
Owners of the controlling company		~~W~~	726,419	1,711,612
Non-controlling interests			113,886	195,272

Profit		~~W~~	840,305	1,906,884

Total comprehensive income attributable to :
Owners of the controlling company		~~W~~	1,325,264	2,083,567
Non-controlling interests			162,765	214,947

Total comprehensive income		~~W~~	1,488,029	2,298,514

Earnings per share (in Won)	33
Basic earnings per share (in Won)			9,577	22,593
Diluted earnings per share (in Won)		~~W~~	9,577	21,676

See accompanying notes to the condensed consolidated interim financial statements.

POSCO HOLDINGS INC. and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

For the three-month periods ended March 31, 2023 and 2022

(Unaudited)

(in millions of Won)	Attributable to owners of the controlling company								Non- controlling interests
	Share capital		Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Subtotal		Total
Balance as of January 1, 2022	~~W~~	482,403	1,387,960	199,384	(666,985)	(2,508,294)	51,532,887	50,427,355	4,377,588	54,804,943
Comprehensive income:
Profit		—	—	—	—	—	1,711,612	1,711,612	195,272	1,906,884
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(74,164)	(74,164)	4,840	(69,324)
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	—	161,772	—	—	161,772	5,260	167,032
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	102,930	—	1,475	104,405	16	104,421
Foreign currency translation differences, net of tax		—	—	—	179,894	—	—	179,894	9,556	189,450
Gains or losses on valuation of derivatives, net of tax		—	—	—	48	—	—	48	3	51

Total comprehensive income		—	—	—	444,644	—	1,638,923	2,083,567	214,947	2,298,514

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(378,128)	(378,128)	(68,621)	(446,749)
Changes in subsidiaries		—	—	—	—	—	—	—	403,554	403,554
Changes in ownership interest in subsidiaries		—	(490)	—	—	—	—	(490)	43,530	43,040
Interest of hybrid bonds		—	—	—	—	—	(1,487)	(1,487)	(2,580)	(4,067)
Changes from spin-off		—	—	(199,384)	—	—	—	(199,384)	199,384	—
Disposal of treasury shares		—	9,491	—	—	48,513	—	58,004	—	58,004
Others		—	93	—	1,487	—	2,501	4,081	395	4,476

Total transactions with owners of the controlling company		—	9,094	(199,384)	1,487	48,513	(377,114)	(517,404)	575,662	58,258

Balance as of March 31, 2022	~~W~~	482,403	1,397,054	—	(220,854)	(2,459,781)	52,794,696	51,993,518	5,168,197	57,161,715

See accompanying notes to the condensed consolidated interim financial statements.

POSCO HOLDINGS INC. and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity, Continued

For the three-month periods ended March 31, 2023 and 2022

(Unaudited)

(in millions of Won)	Attributable to owners of the controlling company							Non- controlling interests
	Share capital		Capital surplus	Reserves	Treasury shares	Retained earnings	Subtotal		Total
Balance as of January 1, 2023	~~W~~	482,403	1,400,832	(443,990)	(1,892,308)	52,965,179	52,512,116	5,745,285	58,257,401
Comprehensive income:
Profit		—	—	—	—	726,419	726,419	113,886	840,305
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	(16,043)	(16,043)	(13,271)	(29,314)
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	224,434	—	—	224,434	6,588	231,022
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	141,478	—	535	142,013	—	142,013
Foreign currency translation differences, net of tax		—	—	249,044	—	—	249,044	55,898	304,942
Gains or losses on valuation of derivatives, net of tax		—	—	(603)	—	—	(603)	(336)	(939)

Total comprehensive income		—	—	614,353	—	710,911	1,325,264	162,765	1,488,029

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	(151,698)	(151,698)	(77,109)	(228,807)
Changes in ownership interest in subsidiaries		—	156,139	(12,480)	—	—	143,659	(144,663)	(1,004)
Interest of hybrid bonds		—	—	—	—	—	—	(4,067)	(4,067)
Disposal of treasury shares		—	4,083	—	5,864	—	9,947	—	9,947
Share based payments		—	(9,087)	—	—	—	(9,087)	—	(9,087)
Others		—	1,509	(308)	—	(29,182)	(27,981)	19,248	(8,733)

Total transactions with owners of the controlling company		—	152,644	(12,788)	5,864	(180,880)	(35,160)	(206,591)	(241,751)

Balance as of March 31, 2023	~~W~~	482,403	1,553,476	157,575	(1,886,444)	53,495,210	53,802,220	5,701,459	59,503,679

See accompanying notes to the condensed consolidated interim financial statements.

POSCO HOLDINGS INC. and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows

For the three-month periods ended March 31, 2023 and 2022

(Unaudited)

(in millions of Won)	Notes	March 31, 2023		March 31, 2022
Cash flows from operating activities
Profit		~~W~~	840,305	1,906,884
Adjustments for:
Depreciation			830,081	785,050
Amortization			122,791	103,295
Finance income			(1,145,674)	(484,267)
Finance costs			1,048,441	509,680
Income tax expense			160,952	557,124
Gain on disposal of property, plant and equipment			(2,286)	(9,838)
Loss on disposal of property, plant and equipment			18,687	17,967
Impairment loss on goodwill and other intangible assets			11	4
Gain on disposal of investments in subsidiaries, associates and joint ventures			(184,656)	(5,205)
Loss on disposal of investments in subsidiaries, associates and joint ventures			4,384	6,128
Share of profit of equity-accounted investees			(113,799)	(247,980)
Expenses related to post-employment benefit			51,337	58,930
Impairment loss on trade and other receivables			10,925	6,324
Loss on valuation of inventories			132,378	71,811
Others, net			57,006	(26,930)

			990,578	1,342,093

Changes in operating assets and liabilities	36		(1,557,108)	(2,333,906)
Interest received			80,221	104,062
Interest paid			(227,422)	(109,386)
Dividends received			84,488	86,363
Income taxes paid			(481,947)	(986,695)

Net cash provided by (used in) operating activities		~~W~~	(270,885)	9,415

See accompanying notes to the condensed consolidated interim financial statements.

POSCO HOLDINGS INC. and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2023 and 2022

(Unaudited)

(in millions of Won)	Notes	March 31, 2023		March 31, 2022
Cash flows from investing activities
Acquisitions of short-term financial instruments		~~W~~	(29,316,847)	(25,890,581)
Proceeds from disposal of short-term financial instruments			27,629,441	26,091,507
Increase in loans			(245,917)	(20,936)
Collection of loans			291,315	83,621
Acquisitions of securities			(122,601)	(167,374)
Proceeds from disposal of securities			59,943	85,137
Acquisitions of long-term financial instruments			(593)	(14,657)
Acquisitions of investment in associates and joint ventures			(64,972)	(172,606)
Proceeds from disposal of investment in associates and joint ventures			379	2,219
Acquisitions of investment property			(146)	(45)
Proceeds from disposal of investment property			306	—
Acquisitions of property, plant and equipment			(1,353,532)	(829,891)
Proceeds from disposal of property, plant and equipment			750	(776)
Acquisitions of intangible assets			(98,958)	(133,707)
Proceeds from disposal of intangible assets			17,004	46
Collection of lease receivables			11,651	9,679
Cash flow from business combination			(150,201)	—
Others, net			(2,014)	6,055

Net cash used in investing activities			(3,344,992)	(952,309)

Cash flows from financing activities
Proceeds from borrowings			3,999,922	874,862
Repayment of borrowings			(972,728)	(318,708)
Proceeds from (repayment of) short-term borrowings, net			(528,476)	1,522,176
Capital contribution from non-controlling interests			38,353	459,200
Payment of cash dividends			(384)	(304)
Payment of interest of hybrid bonds			(4,087)	(4,087)
Repayment of lease liabilities			(48,161)	(62,132)
Others, net			22,107	(2,164)

Net cash provided by financing activities			2,506,546	2,468,843

Effect of exchange rate fluctuation on cash held			65,269	28,421

Net increase(decrease) in cash and cash equivalents			(1,044,062)	1,554,370
Cash and cash equivalents at beginning of the period	8		8,053,282	4,775,720

Cash and cash equivalents at end of the period	8	~~W~~	7,009,220	6,330,090

See accompanying notes to the condensed consolidated interim financial statements.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of March 31, 2023

(Unaudited)

1. General Information

General information about POSCO HOLDINGS INC., its 45 domestic subsidiaries including POSCO, 134 foreign subsidiaries including POSCO America Corporation (collectively “the Company”) and its 127 associates and joint ventures are as follows:

(a)	The controlling company

POSCO HOLDINGS INC., the controlling company, was established on April 1, 1968, under the Commercial Code of the Republic of Korea. The shares of the Company have been listed on the Korea Exchange since June 10, 1988. The Company operates an investment business that controls and manages through ownership of shares of subsidiaries etc.

On March 2, 2022, the Company established a new subsidiary, POSCO, by a vertical spin-off of its steel business (The surviving company owns 100% of shares) on March 1, 2022, and changed the name of the surviving company to POSCO HOLDINGS INC..

As of March 31, 2023, the shares of the Company are listed on the Korea Exchange, while its ADRs are listed on the New York Stock Exchanges.

(b)	Consolidated subsidiaries acquired or newly established during the three-month period ended March 31, 2023, were as follows:

Company	Date of inclusion	Ownership (%)	Reason
QSONE Co.,Ltd.	March 2023	100.00	Reclassification from associate

(c)	Subsidiaries for which the Company has lost control during the three-month period ended March 31, 2023 are as follows:

Company	Date of exclusion	Reason
POSCO ENERGY CO., LTD.	January 2023	Merged into POSCO INTERNATIONAL Corporation
POS-CD PTY LTD	January 2023	Liquidation

2. Statement of Compliance

Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Stock Companies, etc. in the Republic of Korea.

These condensed consolidated interim financial statements have been prepared in accordance with K-IFRS No. 1034 “Interim Financial Reporting” as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual consolidated financial statements as of and for the year ended December 31, 2022. These condensed consolidated interim financial statements do not include all of the disclosures required for full annual financial statements.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2023

(Unaudited)

Use of estimates and judgments

(a)	Judgments, assumptions and estimation uncertainties

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements except for the matters mentioned below.

(b) Measurement of fair value

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

Significant valuation issues are reported to the Company’s Audit Committee.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1 - unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2 - inputs other than quoted prices included in Level 1 that are observable for the assets or liabilities, either directly or indirectly.

•	Level 3 - inputs for the assets or liabilities that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2023

(Unaudited)

3. Summary of Material Accounting Policy Information

Except as described in K-IFRS No. 1034 “Interim Financial Reporting” and below, the accounting policies applied by the Company in these condensed consolidated interim financial statements are the same as those applied by the Company in its consolidated financial statements as of and for the year ended December 31, 2022.

Changes in Accounting Policies

Except for the standards and amendments applied for the first time for the reporting period commenced January 1, 2023 described below, the accounting policies applied by the Company in these consolidated financial statements are the same as those applied by the Company in its consolidated financial statements as of and for the year ended December 31, 2022.

(a)	K-IFRS No. 1012 “Income Tax” – Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The amendment clarifies the coverage of initial recognition exemptions accounting for deferred tax related to both assets and liabilities arising from a single transaction. A transaction that is not a business combination may lead to the initial recognition of deferred tax asset and deferred tax liability, and at the time of the transaction, affect neither accounting profit nor tax profit. The amendment does not any impact on the retained earnings as of January 1, 2023.

(b)	K-IFRS No. 1001 “Presentation of Financial Statements” – Disclosure of Accounting Policies

Material accounting policy information considering with other information included in financial statements is expected to influence the decisions of primary users of financial statements, and is required to be disclosed. The Company is analyzing the effect of the amendments to the consolidated financial statements and plans to make disclosures regarding material accounting policy information in the annual consolidated financial statements for the year ending December 31, 2023.

(c)	K-IFRS No. 1008 “Accounting Policies, Changes in Accounting Estimates and Errors” – Definition of Accounting Estimates

For accounting estimates defined as monetary amounts in the financial statements, a change in measurement methods or inputs are clarified as changes in accounting estimates unless they result from the correction of prior period errors. The amendment is applied prospectively to the changes in accounting estimates that occur after the effective date. The effect of the amendment to the financial statements is not significant.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2023

(Unaudited)

(d)	K-IFRS No. 1001 “Presentation of Financial Statements” – Disclosure of gains and losses on valuation of financial liabilities with exercise price adjustment conditions

When all or part of a financial instrument subject to the condition in which the exercise price is adjusted according to changes of the issuer’s stock price, is classified as a financial liability, the carrying amount of the financial liability and related gains and losses are required to be disclosed. The amendment does not any impact on the financial statements as of January 1, 2023.

New standards and interpretations not yet adopted

A number of new standards are effective for annual periods beginning after January 1, 2023 and earlier application is permitted but the Company has not early adopted the new or amended standards in preparing these financial statements.

(a)	K-IFRS No. 1001 “Presentation of Financial Statements”—Classification of Liabilities as Current or Non-current

The amendment clarifies that the classification of current and non-current liabilities is determined by the right to defer settlement of the liability for more than 12 months after the end of the reporting period, and in order for the debtor to have the “right to defer settlement of the liability”, the condition of complying with the contract must be met at the end of the reporting period. In addition, the classification of liabilities is not affected by the possibility of exercising the right to defer settlement of the liability for more than 12 months after the end of the reporting period, and the amendment clarifies that settlement of a liability includes transferring a company’s own equity instruments to the counterparty. The amendment initially was announced to be effective for annual periods beginning on or after January 1, 2023. However, the International Accounting Standards Board has published an amendment that postpones the effective date of this amendment to fiscal years beginning on or after January 1, 2024, and the Korea Accounting Standards Board is also planning to revise the K-IFRS to reflect this. The Company expects that an exchangeable bond (~~W~~1,505,405 million as of March 31, 2023) will be reclassified from non-current liabilities to current liabilities upon the adoption of the amendments.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2023

(Unaudited)

4. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of March 31, 2023 and December 31, 2022 are as follows:

(in millions of Won)	March 31, 2023		December 31, 2022
Current
Trade accounts and notes receivable	~~W~~	9,934,323	8,696,067
Due from customers for contract work		1,683,126	1,407,278
Less: Allowance for doubtful accounts		(338,788)	(333,792)

	~~W~~	11,278,661	9,769,553

Non-current
Trade accounts and notes receivable	~~W~~	70,606	68,342
Less: Allowance for doubtful accounts		(45,058)	(44,309)

	~~W~~	25,548	24,033

The Company sold trade accounts and notes receivable with recourse to financial institutions. These trade accounts and notes receivable have not been derecognized from the statement of financial position, because the Company retains substantially all of the risks and rewards associated with the transferred assets. The amounts received on transfer have been recognized as secured borrowings. As of March 31, 2023, and December 31, 2022, the carrying amounts of such secured borrowings are ~~W~~172,195 million and ~~W~~215,133 million, respectively, which are presented in the statements of financial position as the short-term borrowings.

5. Other Receivables

Other receivables as of March 31, 2023 and December 31, 2022 are as follows:

(in millions of Won)	March 31, 2023		December 31, 2022
Current
Short-term loans	~~W~~	288,866	278,346
Other accounts receivable		1,381,323	1,381,804
Accrued income		411,166	334,741
Deposits		100,846	131,468
Others		27,361	23,201
Lease receivables		38,396	46,764
Less: Allowance for doubtful accounts		(89,551)	(83,627)

	~~W~~	2,158,407	2,112,697

Non-current
Long-term loans	~~W~~	1,151,529	1,082,139
Other accounts receivable		245,675	237,161
Accrued income		116,520	121,783
Deposits		263,975	292,722
Lease receivables		54,183	55,312
Less: Allow ance for doubtful accounts		(276,260)	(268,786)

	~~W~~	1,555,622	1,520,331

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2023

(Unaudited)

6. Other Financial Assets

Other financial assets as of March 31, 2023 and December 31, 2022 are as follows:

(in millions of Won)	March 31, 2023		December 31, 2022
Current
Derivatives assets	~~W~~	212,671	223,771
Debt securities		171,122	121,122
Deposit instruments(* 1)		5,169,396	2,558,946
Short-term financial instruments(* 1)		7,527,917	8,006,081

	~~W~~	13,081,106	10,909,920

Non-current
Derivatives assets	~~W~~	250,446	136,224
Equity securities(* 2)		1,689,765	1,462,088
Debt securities		80,833	78,901
Other securities(* 2)		617,286	632,469
Deposit instruments(* 1)		22,549	22,856

	~~W~~	2,660,879	2,332,538

(*1)	As of March 31, 2023 and December 31, 2022, financial instruments amounting to ~~W~~87,525 million and ~~W~~73,192 million, respectively, are restricted in use for financial arrangements, pledge and others.
(*2)

As of March 31, 2023 and December 31, 2022, ~~W~~182,759 million and ~~W~~153,640 million of equity and other securities, respectively, have been provided as collateral for borrowings, construction projects and others.

7. Inventories

Inventories as of March 31, 2023 and December 31, 2022 are as follows:

(in millions of Won)	March 31, 2023		December 31, 2022
Finished goods	~~W~~	2,477,811	2,508,370
M erchandise		1,194,179	1,237,203
Semi-finished goods		3,055,613	3,453,150
Raw materials		3,977,056	4,171,049
Fuel and materials		1,332,804	1,109,100
Construction inventories		429,523	470,790
M aterials-in-transit		2,652,150	2,738,439
Others		123,044	100,873

		15,242,180	15,788,974

Less: Allowance for inventories valuation		(214,141)	(316,557)

	~~W~~	15,028,039	15,472,417

The amounts of loss on valuation of inventories recognized in cost of sales during the three-month period ended March 31, 2023 and the year ended December 31, 2022 were ~~W~~136,425 million and ~~W~~354,956 million, respectively. During the year ended December 31, 2022, ~~W~~95,278 million of damage caused by the flooding of the Naengcheon stream in Pohang was included in loss on valuation of inventories.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2023

(Unaudited)

8. Assets Held for Sale

Details of assets held for sale as of March 31, 2023 and December 31, 2022 are as follows:

(in millions of Won)	March 31, 2023		December 31, 2022
Asset
Cash and cash equivalents(*2)	~~W~~	174	174
Account receivables and other receivables		648	648
Investment in joint ventures(* 3)		—	—
Property, plant and equipment(* 1)		9,438	10,552
Others		629	629

	~~W~~	10,889	12,003

Liability
Others	~~W~~	5	5

(*1)

During the past period, the Company decided to dispose Synthetic Natural Gas (SNG) facility for which use was discontinued, and classified as assets held for sale for ~~W~~10,305 million. Meanwhile, during the three-month period ended March 31, 2023, the Company disposed of the assets held for sale for ~~W~~1,110 million. As of March 31, 2023, the remaining amount ~~W~~9,195 million is included in assets held for sale.

(*2)	Cash and cash equivalents in the statement of cash flows include cash and cash equivalents that are classified as assets held for sale as of March 31, 2023 and December 31, 2022.
(*3)

During the year ended December 31, 2022, the Company decided to dispose of CSP—Compania Siderurgica do Pecem and recognized full impairment loss of ~~W~~160,415 million, which is the difference between carrying amount and recoverable amount. The Company reclassified the investment to assets held for sale. Meanwhile, during the three-month period ended March 31, 2023, the Company disposed of CSP—Compania Siderurgica do Pecem, and recognized ~~W~~102,470 million of loss on disposal of assets held for sale.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2023

(Unaudited)

9. Investments in Associates and Joint ventures

(a)	Details of investments in associates as of March 31, 2023 and December 31, 2022 are as follows:

(in millions of Won)	March 31, 2023						December 31, 2022
Company	Number of shares	Ownership (%)	Acquisition cost		Book value		Book value
[Domestic]
Samcheok Blue Power Co., Ltd.(* 1)	4,507,138	34.00	~~W~~	429,904	~~W~~	347,511	352,500
SNNC	18,130,000	49.00		90,650		176,732	182,414
Chun-cheon Energy Co., Ltd(* 1)	17,308,143	49.10		86,541		9,329	9,513
Pocheon-Hwado Highway Corp.(* 1)	6,981,975	27.64		34,910		27,889	27,165
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd	1,181,160	29.53		5,906		14,543	14,605
DaeSung SnM Co., Ltd (formerly, Daesung Steel)(* 2)	108,038	17.54		14,000		20,266	20,469
PCC Amberstone Private Equity Fund 1(* 2)	7,919,189,428	8.80		7,801		9,097	9,326
Others (57 companies)(* 1)						152,410	238,086

						757,777	854,078

[Foreign]
South-East Asia Gas Pipeline Company Ltd.	135,219,000	25.04		132,907		305,529	290,318
AES-VCM Mong Duong Power Company Limited(* 1)	—	30.00		164,303		235,778	209,594
9404-5515 Quebec Inc.	286,463,243	25.85		328,509		356,242	331,261
FQM Australia Holdings Pty Ltd	186,000,030	30.00		109,568		89,942	98,103
Eureka Moly LLC	—	20.00		240,123		14,994	14,574
AMCI (WA) PTY LTD	49	49.00		209,664		61,631	57,830
NCR LLC	—	22.10		200,079		210,835	187,372
KOREA LNG LTD.	2,400	20.00		135,205		30,657	29,124
Nickel Mining Company SAS	3,234,698	49.00		157,585		87,898	90,636
ZHEJIANG HUAYOU-POSCO ESM CO., LTD	648,530,000	40.00		120,072		115,202	98,933
PT. Wampu Electric Power(* 1)	8,708,400	20.00		10,054		15,827	16,659
POSCO SeAH Steel Wire(Nantong) Co., Ltd.	50	25.00		4,723		8,964	8,590
Others (29 companies)(* 1)						240,231	231,834

						1,773,730	1,664,828

					~~W~~	2,531,507	2,518,906

(*1)

As of March 31, 2023 and December 31, 2022, investments in associates amounting to ~~W~~648,808 million and ~~W~~628,573 million, respectively, are provided as collateral in relation to the associates’ borrowings.

(*2)

As of March 31, 2023, it was classified as an associate even though the Company’s ownership percentage is less than 20% since the Company has significant influence over the investee when considering its structure of the Board of Directors and others.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2023

(Unaudited)

(b)	Details of investments in joint ventures as of March 31, 2023 and December 31, 2022 are as follows:

(in millions of Won)	March 31, 2023						December 31, 2022
Company	Number of shares	Ownership (%)	Acquisition cost		Book value		Book value
[Domestic]
POSCO MC MATERIALS (formerly, POSCO MITSUBISHI CARBON TECHNOLOGY)	11,568,000	60.00	~~W~~	115,680	~~W~~	164,448	161,465
Others (6 companies)						8,770	8,845

						173,218	170,310

[Foreign]
Roy Hill Holdings Pty Ltd(* 1)	13,117,972	12.50		1,528,672		1,477,741	1,418,022
POSCO-NPS Niobium LLC	650,100,000	50.00		364,609		423,870	412,002
KOBRASCO	4,021,438,370	50.00		32,950		115,575	103,044
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	—	25.00		61,961		117,215	111,219
DMSA/AMSA(* 1)	—	3.89		346,880		23,424	23,740
HBIS-POSCO Automotive Steel Co.Ltd	—	50.00		235,251		224,113	216,138
Others (9 companies)						25,102	23,170

						2,407,040	2,307,335

					~~W~~	2,580,258	2,477,645

(*1)	As of March 31, 2023 and December 31, 2022, the investments in joint ventures are provided as collateral in relation to the joint ventures’ borrowings.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2023

(Unaudited)

(c)	The movements of investments in associates and joint ventures for the three-month period ended March 31, 2023 and the year ended December 31, 2022 were as follows:

1)	For the three-month period ended March 31, 2023

(in millions of Won)
Company	December 31, 2022 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease)(* 1)	M arch 31, 2023 Book value
[Domestic]
Samcheok Blue Power Co., Ltd.	~~W~~	352,500	—	(2,498)	(2,396)	(95)	347,511
SNNC		182,414	—	—	(5,682)	—	176,732
QSONE Co., Ltd.(* 2)		86,378	—	—	245	(86,623)	—
Chun-cheon Energy Co., Ltd		9,513	—	—	2,572	(2,756)	9,329
Pocheon-Hwado Highway Corp.		27,165	—	—	724	—	27,889
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd		14,605	—	—	(62)	—	14,543
DaeSung SnM Co., Ltd (formerly, Daesung Steel)		20,469	—	—	(203)	—	20,266
PCC Amberstone Private Equity Fund 1		9,326	—	(158)	9	(80)	9,097
POSCO MC MATERIALS (formerly, POSCO MITSUBISHI CARBON TECHNOLOGY)		161,465	—	—	2,983	—	164,448
Others (62 companies)		160,553	4,223	(888)	(1,455)	(1,253)	161,180

		1,024,388	4,223	(3,544)	(3,265)	(90,807)	930,995

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		290,318	—	(6,407)	13,077	8,541	305,529
AES-VCM Mong Duong Power Company Limited		209,594	—	—	10,475	15,709	235,778
9404-5515 Quebec Inc.		331,261	—	—	9,313	15,668	356,242
FQM Australia Holdings Pty Ltd		98,103	—	—	(10,736)	2,575	89,942
Eureka Moly LLC		14,574	—	—	—	420	14,994
AMCI (WA) PTY LTD		57,830	—	—	2,700	1,101	61,631
NCR LLC		187,372	18,544	—	—	4,919	210,835
KOREA LNG LTD.		29,124	—	(6,334)	6,283	1,584	30,657
Nickel Mining Company SAS		90,636	—	—	(7,348)	4,610	87,898
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		98,933	15,640	—	(3,533)	4,162	115,202
PT. Wampu Electric Power		16,659	—	(593)	388	(627)	15,827
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		8,590	—	—	(167)	541	8,964
Roy Hill Holdings Pty Ltd		1,418,022	—	(40,554)	66,041	34,232	1,477,741
POSCO-NPS Niobium LLC		412,002	—	(7,201)	6,990	12,079	423,870
KOBRASCO		103,044	—	—	5,349	7,182	115,575
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		111,219	—	—	1,324	4,672	117,215
DMSA/AMSA		23,740	—	—	(977)	661	23,424
HBIS-POSCO Automotive Steel Co. Ltd		216,138	—	—	(1,233)	9,208	224,113
Others (38 companies)		255,004	—	(14,593)	19,118	5,804	265,333

		3,972,163	34,184	(75,682)	117,064	133,041	4,180,770

	~~W~~	4,996,551	38,407	(79,226)	113,799	42,234	5,111,765

(*1)

Other increase or decrease represents the changes in investments in associates and joint ventures due to disposals and change in capital adjustments effect from translations of financial statements of foreign investees and others.

(*2)

During the three-month period ended March 31, 2023, the Company additionally acquired 50% of the shares held by external shareholders of QSONE Co.,Ltd., which was previously classified as an investment in associate. Accordingly, the entity was newly included in consolidated subsidiary due to obtaining control of the entity.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2023

(Unaudited)

2)	For the year ended December 31, 2022

(in millions of Won)
Company	December 31, 2021 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease)(* 1)	December 31, 2022 Book value
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund(* 3)	~~W~~	176,136	—	(143,170)	145,822	(178,788)	—
Samcheok Blue Power Co., Ltd.		382,887	—	(9,992)	(19,354)	(1,041)	352,500
SNNC		171,332	—	(5,348)	15,484	946	182,414
QSONE Co., Ltd.		86,058	—	(1,100)	1,420	—	86,378
Chun-cheon Energy Co., Ltd		9,571	—	—	(802)	744	9,513
Western Inland highway CO., LTD.		53,563	—	—	(125)	(53,438)	—
Pocheon-Hwado Highway Corp.		28,813	5,519	—	(4,683)	(2,484)	27,165
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd		19,191	—	—	(453)	(4,133)	14,605
DaeSung SnM Co., Ltd (formerly, Daesung Steel)		19,073	—	—	1,396	—	20,469
PCC Amberstone Private Equity Fund 1		9,251	—	(652)	1,104	(377)	9,326
POSCO MC MATERIALS (formerly, POSCO MITSUBISHI CARBON TECHNOLOGY)		169,838	—	(24,000)	15,604	23	161,465
Others (64 companies)		113,711	45,563	(4,368)	(3,931)	9,578	160,553

		1,239,424	51,082	(188,630)	151,482	(228,970)	1,024,388

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		238,601	—	(14,541)	50,143	16,115	290,318
AES-VCM Mong Duong Power Company Limited		182,639	—	(33,174)	45,382	14,747	209,594
9404-5515 Quebec Inc.(* 2)		135,738	172,316	(31,949)	25,195	29,961	331,261
FQM Australia Holdings Pty Ltd		91,052	—	—	166	6,885	98,103
Eureka Moly LLC		13,633	—	—	—	941	14,574
AMCI (WA) PTY LTD		67,972	—	—	(3,964)	(6,178)	57,830
NCR LLC		102,319	82,798	—	(2,338)	4,593	187,372
KOREA LNG LTD.		31,340	—	(21,161)	21,027	(2,082)	29,124
Nickel Mining Company SAS		48,249	—	—	42,169	218	90,636
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		22,769	82,010	—	(1,302)	(4,544)	98,933
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		19,099	—	—	213	(19,312)	—
PT. Wampu Electric Power		15,851	—	(2,474)	823	2,459	16,659
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		9,140	—	—	(220)	(330)	8,590
Roy Hill Holdings Pty Ltd		1,346,712	—	(233,592)	273,084	31,818	1,418,022
POSCO-NPS Niobium LLC		393,793	—	(34,909)	25,884	27,234	412,002
KOBRASCO		68,296	—	(21,287)	48,267	7,768	103,044
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		107,650	—	—	6,527	(2,958)	111,219
DMSA/AMSA		24,144	—	—	(2,108)	1,704	23,740
CSP—Compania Siderurgica do Pecem		52,257	—	—	(90,395)	38,138	—
HBIS-POSCO Automotive Steel Co. Ltd		110,769	126,195	—	(10,515)	(10,311)	216,138
Others (37 companies)		193,200	29,975	(56,527)	96,740	(8,384)	255,004

		3,275,223	493,294	(449,614)	524,778	128,482	3,972,163

	~~W~~	4,514,647	544,376	(638,244)	676,260	(100,488)	4,996,551

(*1)

Other increase or decrease represents the changes in investments in associates and joint ventures due to disposals and change in capital adjustments effect from translations of financial statements of foreign investees and others during the year ended December 31, 2022.

(*2)

During the year ended December 31, 2022, it was additionally acquired due to the in-kind dividend of EQP POSCO Global NO1 Natural Resources Private Equity Fund, and the Company classified it as other increase or decrease.

(*3)

During the year ended December 31, 2022, dividends were declared prior to liquidation. The Company recognized impairment loss of ~~W~~10,065 million since recoverable amount was less than its carrying amount.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2023

(Unaudited)

(d)	Summarized financial information of associates and joint ventures as of and for the three-month period ended March 31, 2023 and the year ended December 31, 2022 are as follows:

1)	March 31, 2023

(in millions of Won)
Company	Assets		Liabilities	Equity	Sales	Net income (loss)
[Domestic]
Samcheok Blue Pow er Co., Ltd.	~~W~~	3,861,700	3,243,091	618,609	—	(1,558)
SNNC		661,180	299,554	361,626	183,814	(31,013)
Chun-cheon Energy Co., Ltd		646,112	533,743	112,369	198,362	4,717
Pocheon-Hw ado Highw ay Corp.		401,635	280,337	121,298	—	(410)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd		24,056	5,109	18,947	—	(210)
DaeSung SnM Co., Ltd (formerly, Daesung Steel)		178,220	94,076	84,144	30,107	(1,159)
PCC Amberstone Private Equity Fund 1		105,153	1,735	103,418	2,975	102
POSCO MC MATERIALS (formerly, POSCO MITSUBISHI CARBON TECHNOLOGY)		444,179	169,069	275,110	49,532	2,735
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,795,356	575,203	1,220,153	114,699	52,224
AES-VCM Mong Duong Pow er Company Limited		1,813,533	1,073,234	740,299	125,299	34,917
9404-5515 Quebec Inc.		1,474,159	—	1,474,159	—	36,030
FQM Australia Holdings Pty Ltd		1,479,034	1,179,546	299,488	113,810	(35,785)
KOREA LNG LTD.		153,480	191	153,289	32,115	31,417
Nickel Mining Company SAS		557,461	291,053	266,408	66,577	(7,080)
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		351,820	63,437	288,383	2,327	(8,951)
PT. Wampu Electric Pow er		206,377	130,297	76,080	4,855	1,942
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		83,481	49,229	34,252	24,112	(595)
Roy Hill Holdings Pty Ltd		10,449,934	2,220,470	8,229,464	1,927,278	671,759
POSCO-NPS Niobium LLC		847,536	—	847,536	—	13,868
KOBRASCO		238,788	8,244	230,544	15,133	10,697
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		801,241	359,246	441,995	410,954	5,296
DMSA/AMSA		3,133,596	2,531,435	602,161	196,409	(25,119)
HBIS-POSCO Automotive Steel Co. Ltd		740,645	282,107	458,538	59,149	(2,200)

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2023

(Unaudited)

2)	December 31, 2022

(in millions of Won)
Company	Assets		Liabilities	Equity	Sales	Net income (loss)
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	~~W~~	9,471	480	8,991	—	425,366
Samcheok Blue Pow er Co., Ltd.		3,515,861	2,885,218	630,643	—	(8,447)
SNNC		667,440	274,801	392,639	986,557	10,273
QSONE Co., Ltd.		253,078	80,322	172,756	18,753	2,840
Chun-cheon Energy Co., Ltd		634,842	527,190	107,652	585,610	20,224
Pocheon-Hw ado Highw ay Corp.		366,163	244,455	121,708	—	(1,175)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd		24,926	5,769	19,157	17,189	(1,521)
DaeSung SnM Co., Ltd (formerly, Daesung Steel)		175,429	90,126	85,303	128,401	7,957
PCC Amberstone Private Equity Fund 1		106,024	—	106,024	13,877	12,546
POSCO MC MATERIALS (formerly, POSCO MITSUBISHI CARBON TECHNOLOGY)		447,604	175,229	272,375	252,246	27,628
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,705,670	546,262	1,159,408	447,696	200,246
AES-VCM Mong Duong Power Company Limited		1,701,272	1,019,227	682,045	417,021	151,022
9404-5515 Quebec Inc.		1,397,061	—	1,397,061	—	182,708
FQM Australia Holdings Pty Ltd		1,458,318	1,131,628	326,690	493,202	(22,768)
KOREA LNG LTD.		145,845	225	145,620	107,295	105,135
Nickel Mining Company SAS		539,318	279,291	260,027	379,922	91,008
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		305,740	57,932	247,808	45,771	(3,176)
PT. Wampu Electric Power		209,815	129,520	80,295	21,760	4,115
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		79,116	45,677	33,439	136,663	(992)
Roy Hill Holdings Pty Ltd		9,859,888	2,152,428	7,707,460	7,706,908	2,542,223
POSCO-NPS Niobium LLC		823,800	—	823,800	—	49,341
KOBRASCO		262,724	57,242	205,482	147,843	96,534
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		663,509	245,499	418,010	1,881,946	26,106
DMSA/AMSA		3,022,659	2,412,377	610,282	1,368,730	(54,212)
CSP-Compania Siderurgica do Pecem		4,422,752	3,678,956	743,796	3,101,132	500,082
HBIS-POSCO Automotive Steel Co. Ltd		712,633	270,668	441,965	473,494	(15,515)

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2023

(Unaudited)

10. Joint Operations

Details of significant joint operations that the Company is participating in as a party to a joint arrangement as of March 31, 2023 are as follows:

Joint operations	Operation	Ownership (%)	Location
Myanmar A-1/A-3 mine	Mine development and gas production	51.00	Myanmar
Offshore midstream	Gas transportation facility	51.00	Myanmar
Greenhills mine	Mine development	20.00	Canada
Mt. Thorley J/V	Mine development	20.00	Australia
POSMAC J/V	Mine development	20.00	Australia
Samcheok Thermal Power Plant EPC (Unit 1, 2) construction work	Construction	49.00	Korea
Sinansan Line Double Track Train Private Investment project construction work	Construction	36.00	Korea
Panama Metro Line 3 Project construction work	Construction	20.00	Panama
2* 600 MW Matarbari Ultra Super Critical Coal-Fired Power construction work	Construction	67.00	Bangladesh
Yangsan Sasong 2nd Apartment Project (B5,6,7,9 Block) Construction work	Construction	49.00	Korea
Yongmun 123 Construction work	Construction	70.00	Korea
Songdo B5 Block officetel Project Construction work	Construction	80.00	Korea
Particle Accelerator Facility Construction work	Construction	55.00	Korea
Anyang Jinheung Apartment Construction work	Construction	45.00	Korea

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2023

(Unaudited)

11. Investment Property, Net

Changes in the carrying amount of investment property for the three-month period ended March 31, 2023 and the year ended December 31, 2022 were as follows:

(a)	For the three-month period ended March 31, 2023

(in millions of Won)	Beginning		Acquisitions	Business combination(*2)	Disposals	Depreciation	Others(*1)	Ending
Land	~~W~~	308,523	—	473,301	—	—	(10,208)	771,616
Buildings		593,505	46	83,739	(306)	(6,891)	17,399	687,492
Structures		1,356	—	—	—	(212)	257	1,401
Right-of-use assets		170,647	—	—	—	(1,375)	7,368	176,640

	~~W~~	1,074,031	46	557,040	(306)	(8,478)	14,816	1,637,149

(*1)	Includes reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.
(*2)	Represents increases in investment property due to business combination upon reclassification of QSONE Co.,Ltd. into a subsidiary during the three-month period ended March 31, 2023.

(b)	For the year ended December 31, 2022

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Others(*1)	Ending
Land	~~W~~	332,308	—	(2,921)	—	(20,864)	308,523
Buildings		584,549	1,661	(34)	(28,336)	35,665	593,505
Structures		753	—	—	(797)	1,400	1,356
Right-of-use assets		168,467	—	(21,151)	(6,888)	30,219	170,647

	~~W~~	1,086,077	1,661	(24,106)	(36,021)	46,420	1,074,031

(*1)	Includes reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.

12. Property, Plant and Equipment, Net

(a)	Changes in the carrying amount of property, plant and equipment for the three-month period ended March 31, 2023 and the year ended December 31, 2022 were as follows:

1)	For the three-month period ended March 31, 2023

(in millions of Won)	Beginning		Acquisitions	Business combination(*2)	Disposals	Depreciation	Others(*1)	Ending
Land	~~W~~	3,103,165	1,145	11,544	—	—	55,056	3,170,910
Buildings		4,174,894	6,394	3,067	(694)	(78,103)	230,921	4,336,479
Structures		3,162,927	2,159	3,651	(3,011)	(62,890)	61,779	3,164,615
Machinery and equipment		16,422,830	11,063	—	(5,710)	(613,166)	678,232	16,493,249
Vehicles		52,131	4,502	—	(104)	(5,209)	3,723	55,043
Tools		90,961	4,419	—	(15)	(11,271)	30,347	114,441
Furniture and fixtures		173,345	6,387	656	(213)	(10,527)	1,376	171,024
Lease assets		921,198	66,275	—	(72)	(38,104)	21,947	971,244
Bearer plants		141,720	146	—	—	(2,333)	9,907	149,440
Construction-in-progress		3,538,025	1,310,734	—	(455)	—	(834,218)	4,014,086

	~~W~~	31,781,196	1,413,224	18,918	(10,274)	(821,603)	259,070	32,640,531

(*1)

Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, reclassifications resulting from changing purpose of use, adjustments of foreign currency translation differences and others.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2023

(Unaudited)

(*2)

Represents increases in property, plant and equipment upon reclassification of QSONE Co.,Ltd., which was previously an associate, into a subsidiary by acquiring additional shares during the three-month period ended March 31, 2023.

2)	For the year ended December 31, 2022

(in millions of Won)	Beginning		Acquisitions	Business combination(*2)	Disposals	Depreciation	Impairment loss(*3)	Others(* 1)	Ending
Land	~~W~~	2,702,715	89,357	248,858	(1,247)	—	—	63,482	3,103,165
Buildings		4,204,450	127,837	37,741	(9,957)	(317,350)	(11,230)	143,403	4,174,894
Structures		3,131,795	82,130	38,535	(3,274)	(253,996)	(5,084)	172,821	3,162,927
Machinery and equipment		16,420,156	597,172	1,216	(33,511)	(2,303,917)	(184,706)	1,926,420	16,422,830
Vehicles		46,030	15,592	902	(1,017)	(18,717)	(123)	9,464	52,131
Tools		77,795	32,386	203	(187)	(37,170)	(351)	18,285	90,961
Furniture and fixtures		166,162	33,936	1,963	(1,175)	(59,359)	(1,990)	33,808	173,345
Lease assets		867,746	184,260	193,572	(22,029)	(168,521)	—	(133,830)	921,198
Bearer plants		154,682	—	—	—	(9,691)	—	(3,271)	141,720
Construction-in-progress		1,825,167	3,947,703	11,111	(383)	—	(9,699)	(2,235,874)	3,538,025

	~~W~~	29,596,698	5,110,373	534,101	(72,780)	(3,168,721)	(213,183)	(5,292)	31,781,196

(*1)

Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, reclassifications resulting from changing purpose of use, adjustments of foreign currency translation differences and others.

(*2)	Represents increases in property, plant and equipment due to business combination upon acquisition of Senex Energy Limited during the year ended December 31, 2022.
(*3)

The Company estimated the recoverable amount of damaged assets due to the flooding of Naengcheon stream in Pohang at the net fair value, and recognized an impairment loss of ~~W~~207,072 million since recoverable amounts are less than their carrying amounts.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2023

(Unaudited)

(b)

Changes in the carrying amount of right of use assets presented as investment property and property, plant and equipment for the three-month period ended March 31, 2023 and the year ended December 31, 2022 were as follows:

1)	For the three-month period ended March 31, 2023

(in millions of Won)	Beginning		Acquisitions	Depreciation	Others	Ending
Land	~~W~~	368,167	327	(4,269)	13,434	377,659
Buildings and structures		163,648	14,280	(12,688)	(1,126)	164,114
Machinery and equipment		319,021	48,399	(12,084)	15,911	371,247
Vehicles		18,652	2,712	(2,566)	985	19,783
Ships		215,496	—	(4,589)	—	210,907
Others		6,862	557	(3,283)	38	4,174

	~~W~~	1,091,846	66,275	(39,479)	29,242	1,147,884

2)	For the year ended December 31, 2022

(in millions of Won)	Beginning		Acquisitions	Business combination(*1)	Depreciation	Others	Ending
Land	~~W~~	391,446	18,077	—	(16,843)	(24,513)	368,167
Buildings and structures		143,854	74,454	6,714	(50,397)	(10,977)	163,648
Machinery and equipment		256,205	43,088	175,795	(56,333)	(99,734)	319,021
Vehicles		14,753	12,467	98	(12,015)	3,349	18,652
Ships		210,056	23,793	—	(18,355)	2	215,496
Others		19,899	12,381	10,965	(21,467)	(14,916)	6,862

	~~W~~	1,036,213	184,260	193,572	(175,410)	(146,789)	1,091,846

(*1)	Represents increases in right of use assets upon acquisition of Senex Energy Limited during the year ended December 31, 2022.

(c)	The amounts recognized in profit or loss related to leases for the three-month periods ended March 31, 2023 and 2022 were as follows:

(in millions of Won)	March 31, 2023		March 31, 2022
Interest on lease liabilities	~~W~~	9,307	7,557
Expenses related to short-term leases		7,481	6,853
Expenses related to leases of low -value assets		5,353	3,862

	~~W~~	22,141	18,272

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2023

(Unaudited)

13. Goodwill and Other Intangible Assets, Net

Changes in the carrying amount of goodwill and other intangible assets for the three-month period ended March 31, 2023 and the year ended December 31, 2022 were as follows:

(a)	For the three-month period ended March 31, 2023

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment loss	Others(*2)	Ending
Goodwill	~~W~~	442,487	—	—	—	—	379	442,866
Intellectual property rights		3,136,072	58,715	—	(79,341)	—	54,143	3,169,589
Membership(* 1)		132,942	2,095	(1,022)	(40)	(11)	211	134,175
Development expense		116,171	278	—	(17,252)	—	14,521	113,718
Port facilities usage rights		197,211	—	—	(3,700)	—	—	193,511
Exploratation and evaluation assets		100,991	4,030	—	—	—	(2,812)	102,209
Development assets		78,970	3,691	—	—	—	1,503	84,164
Customer relationships		241,311	—	—	(11,120)	—	100	230,291
Other intangible assets		392,296	36,231	(1,034)	(11,338)	—	20,449	436,604

	~~W~~	4,838,451	105,040	(2,056)	(122,791)	(11)	88,494	4,907,127

(*1)	Economic useful life of membership is indefinite.
(*2)

Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, adjustments of foreign currency translation difference and others.

(b)	For the year ended December 31, 2022

(in millions of Won)	Beginning		Acquisitions	Business combination (*3,4)	Disposals	Amortization	Impairment loss(* 5)	Others(*2)	Ending
Goodwill	~~W~~	735,969	—	66,206	—	—	(369,337)	9,649	442,487
Intellectual property rights		2,225,808	354,179	912,971	(582)	(326,494)	379	(30,189)	3,136,072
Membership(* 1)		142,370	9,230	—	(2,082)	(145)	854	(17,285)	132,942
Development expense		153,973	1,800	—	(13)	(67,446)	(1,046)	28,903	116,171
Port facilities usage rights		216,021	—	—	—	(14,800)	—	(4,010)	197,211
Exploratation and evaluation assets		61,957	24,583	21,266	—	—	—	(6,815)	100,991
Development assets		—	6,607	76,591	—	—	—	(4,228)	78,970
Customer relationships		285,720	—	—	—	(44,478)	—	69	241,311
Other intangible assets		344,491	99,388	26,649	(145)	(35,472)	(232)	(42,383)	392,296

	~~W~~	4,166,309	495,787	1,103,683	(2,822)	(488,835)	(369,382)	(66,289)	4,838,451

(*1)	Economic useful life of membership is indefinite.
(*2)

Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, adjustments of foreign currency translation difference and others.

(*3)	Represents increases in intangible assets upon acquisition of Senex Energy Limited during the year ended December 31, 2022.
(*4)	Represents increases in tangible assets upon acquisition of POSCO Silicon Solution Co., Ltd during the year ended December 31,2022.
(*5)

During the year ended December 31, 2022, impairment loss of ~~W~~337,953 million on goodwill of POSCO INTERNATIONAL Corporation, a subsidiary included in trading segment of green infrastructure, was recognized as the recoverable amount is less than the carrying amount of the CGU.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2023

(Unaudited)

14. Other Assets

Other assets as of March 31, 2023 and December 31, 2022 are as follows:

(in millions of Won)	March 31, 2023		December 31, 2022
Current
Advance payments	~~W~~	814,397	782,439
Prepaid expenses		347,702	263,536
Firm commitment asset		7,374	9,674
Others		15,069	20,290

	~~W~~	1,184,542	1,075,939

Non-current
Long-term advance payments	~~W~~	21,171	23,429
Long-term prepaid expenses		48,124	53,803
Others(*1)		95,944	90,141

	~~W~~	165,239	167,373

(*1)

As of March 31, 2023 and December 31, 2022, the Company recognized tax asset amounting to ~~W~~6,764 million based on the Company’s best estimate of the tax amount to be refunded when the result of the Company’s appeal in connection with the additional income tax payment in prior years’ tax audits and claim for rectification are finalized.

15. Borrowings

(a)	Short-term borrowings and current portion of long-term borrowings and others as of March 31, 2023 and December 31, 2022 are as follows:

(in millions of Won)
	Lenders	Issuance date	Maturity date	Interest rate (% )	March 31, 2023		December 31, 2022
Short-term borrowings
Bank overdrafts	JP Morgan and others	April, 2022~ March, 2023	April, 2023~ December, 2023	2.40 ~ 7.54	~~W~~	196,382	197,718
Short-term borrowings	HSBC and others	April, 2022~ March, 2023	April, 2023~ March, 2024	0.21 ~ 15.75		6,260,545	6,635,402

						6,456,927	6,833,120

Current portion of long-term liabilities
Current portion of long-term borrowings	Export-Import Bank of Korea and others	November, 2004~ November, 2022	May, 2023~ March, 2024	1.32 ~ 16.50		2,229,886	2,302,592
Current portion of debentures	Merrill lynch and others	October, 2013~ September, 2021	April, 2023~ March, 2024	0.50 ~ 5.99		3,152,159	2,782,049
Less: Current portion of discount on debentures issued						(2,308)	(1,767)

						5,379,737	5,082,874

					~~W~~	11,836,664	11,915,994

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2023

(Unaudited)

(b)	Long-term borrowings, excluding current portion and others as of March 31, 2023 and December 31, 2022 are as follows:

(in millions of Won)
	Lenders	Issuance date	Maturity date	Interest rate (%)	March 31, 2023		December 31, 2022
Long-term borrowings	Export-Import Bank of Korea and others	September, 2001~ March, 2023	July, 2024~ March, 2040	0.19 ~ 8.67	~~W~~	3,208,111	2,718,212
						(10,521)	(8,951)
Less: Present value discount Bonds	KB Securities co.,Ltd. and others	July, 2015~ February, 2023	April, 2024~ January, 2033	1.64 ~ 6.41		11,140,509	8,351,006
						(60,046)	(28,894)
Less: Discount on debentures issued Exchangeable bonds(*1)	Foreign currency exchangeable bonds	September, 2021	September, 2026			1,505,405	1,358,294

					~~W~~	15,783,458	12,389,667

(*1)	The issuance conditions of the exchangeable bonds issued by the Company are as follows:

Foreign currency exchangable bonds
Type of bond	Exchangable bonds

Aggregate principal amount	EUR 1,065,900,000

Interest rate	- Coupon rate : -

- Yield to Maturity : (0.78%)

Maturity date	September 1, 2026

Redemption	1) Redemption at Maturity : Outstanding bond principal, which is not repaid early or which call option is not exercised on, is repaid at maturity as a lump sum

2) Prepayment : The issuer has call option and the bondholders have put option

Exchange rate	100%

Exchange price (Won/share)	456,470(*)

Underlying shares exchange	Registered common shares(treasury shares)

Exchange period	From October 12, 2021 to August 22, 2026

Adjustments for exchange price	Adjusting the exchange price according to the terms and conditions of the bond in the events of reason for adjusting the exchange price such as, bonus issue, share split, share consolidation, change of share type, issuance of options or warranties to shareholders, share dividend, cash dividend, issuance of new shares under the market price.

Put option by bondholders	- 3 years(September 1, 2024) from the closing date

- In the event of a change of control of the Company

- Where the shares issued by the Company are delisted (or suspended for more than

30 consecutive trading days)

Call option by the Issuer	- Share price(based on closing price) is higher than 130% of exchange price for more than 20 trading days during 30 consecutive trading days in a row, after 3 years (September 1, 2024) from the closing day to 30 business days before the maturity of bonds.

- When the outstanding balance of outstanding bonds is less than 10% of the total issuance(Clean-Up Call)

- Where additional reasons for tax burden arise due to the amendment of relevant laws and regulations, etc.

(*)	The exchange value has changed due to cash dividends during the three-month period ended March 31, 2023.

The Company has designated exchangeable bonds listed on the Singapore Stock Exchange as financial liabilities measured at fair value through profit or loss. The quoted transaction price is used in fair value measurement, and changes in fair value are recognized in profit or loss.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2023

(Unaudited)

(c)	Assets pledged as collateral with regard to the borrowings as of March 31, 2023 are as follows:

(in millions of Won)	Lenders	Book value		Pledged amount
Property, plant and equipment and Investment property	Korea Development Bank and others	~~W~~	4,668,468	6,070,567
Trade accounts and notes receivable	Korea Development Bank and others		172,195	172,195
Financial instruments	Shinhan Bank and others		38,819	38,819

		~~W~~	4,879,482	6,281,581

16. Other Payables

Other payables as of March 31, 2023 and December 31, 2022 are as follows:

(in millions of Won)	March 31, 2023		December 31, 2022
Current
Accounts payable	~~W~~	1,344,330	1,423,402
Accrued expenses		919,834	981,609
Dividend payable		232,774	4,371
Lease liabilities		150,190	149,384
Withholdings		317,405	307,102

	~~W~~	2,964,533	2,865,868

Non-current
Accounts payable	~~W~~	15,313	15,713
Accrued expenses		7,677	8,102
Lease liabilities		720,295	674,098
Long-term w ithholdings		100,055	92,489

	~~W~~	843,340	790,402

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2023

(Unaudited)

17. Other Financial Liabilities

Other financial liabilities as of March 31, 2023 and December 31, 2022 are as follows:

(in millions of Won)	March 31, 2023		December 31, 2022
Current
Derivative liabilities	~~W~~	80,644	95,157
Financial guarantee liabilities		11,200	11,370

	~~W~~	91,844	106,527

Non-current
Derivative liabilities	~~W~~	38,180	79,984
Financial guarantee liabilities		5,206	7,068
Others		18,330	—

	~~W~~	61,716	87,052

18. Provisions

(a)	Provisions as of March 31, 2023 and December 31, 2022 are as follows:

(in millions of Won)	M arch 31, 2023			December 31, 2022
	Current		Non-current	Current	Non-current
Provision for bonus payments	~~W~~	64,453	33,796	136,275	33,157
Provision for construction warranties		39,094	158,340	35,702	170,272
Provision for legal contingencies and claims(*1)		44,480	58,155	46,823	59,518
Provision for the restoration(*2,3)		7,322	208,970	6,049	185,097
Others(*4,5,6)		269,791	140,204	291,139	131,874

	~~W~~	425,140	599,465	515,988	579,918

(*1)

The Company recognized probable outflow of resources amounting to ~~W~~51,081 million and ~~W~~52,530 million as provisions for legal contingencies and asserted claim in relation to lawsuits against the Company as of March 31, 2023 and December 31, 2022, respectively.

(*2)

Due to contamination of lands near the Company’s magnesium smelting plant located in Gangneung province and others, the Company recognized present values of estimated costs for recovery, ~~W~~21,361 million as provisions for restoration as of March 31, 2023. In order to determine the estimated costs, the Company has assumed that it would use all of technologies and materials available for now to recover the land. In addition, the Company has applied a discount rate of 3.89%~3.92% to measure present value of these costs.

(*3)

Due to contamination of river water quality near Greenhills mine owned by POSCO CANADA LTD., the Company recognized present value of estimated costs for recovery amounting to ~~W~~72,372 million as provisions for improvement as of March 31, 2023.

(*4)

As of March 31, 2023 and December 31, 2022, POSCO INTERNATIONAL Corporation and Korea Fuel Cell, recognized ~~W~~99,895 million and ~~W~~97,928 million of provisions for warranties, respectively, for the service contract on fuel cell based on its estimate of probable outflow of resources.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2023

(Unaudited)

(*5)

As of March 31, 2023 and December 31, 2022, the Company has recognized emission liabilities amounting to ~~W~~15,011 million and ~~W~~14,178 million respectively, for expected greenhouse gas emissions exceeding the quantity of free quota emission rights.

(*6)

According to the Act on the promotion of the development, use and diffusion of new and renewable energy, POSCO INTERNATIONAL Corporation is obliged to supply a certain amount of power generated by new and renewable energy. In accordance with the Act, POSCO INTERNATIONAL Corporation estimated the cost required to fulfill its obligations, such as insufficient supply of power using new and renewable energy to be borne, and as of March 31, 2023 and December 31, 2022, the Company recognized ~~W~~147,566 million and ~~W~~123,073 million respectively, as provision liabilities.

(b)	Changes in provisions for the three-month period ended March 31, 2023 and the year ended December 31, 2022 were as follows:

1)	For the three-month period ended March 31, 2023

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(*1)	Ending
Provision for bonus payments	~~W~~	169,432	37,914	(106,250)	(2,673)	(174)	98,249
Provision for construction warranties		205,974	4,718	(11,384)	(2,428)	554	197,434
Provision for legal contingencies and claims		106,341	592	(3,005)	(3,034)	1,741	102,635
Provision for the restoration		191,146	21,468	(1,280)	—	4,958	216,292
Others		423,013	44,232	(48,741)	(13,967)	5,458	409,995

	~~W~~	1,095,906	108,924	(170,660)	(22,102)	12,537	1,024,605

(*1)	Includes adjustments of foreign currency translation differences and others.

2)	For the year ended December 31, 2022

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(*1)	Ending
Provision for bonus payments	~~W~~	138,533	176,677	(137,092)	(5,813)	(2,873)	169,432
Provision for construction warranties		236,660	52,438	(73,853)	(8,287)	(984)	205,974
Provision for legal contingencies and claims		93,491	47,344	(33,175)	(8,654)	7,335	106,341
Provision for the restoration		159,531	45,130	(43,168)	(1,299)	30,952	191,146
Others		360,861	317,621	(203,985)	(60,738)	9,254	423,013

	~~W~~	989,076	639,210	(491,273)	(84,791)	43,684	1,095,906

(*1)	Includes adjustments of foreign currency translation differences and others.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2023

(Unaudited)

19. Employee Benefits

(a)	Defined contribution plans

The expenses related to post-employment benefit plans under defined contribution plans for the three-month periods ended March 31, 2023 and 2022 were as follows:

(in millions of Won)	March 31, 2023		March 31, 2022
Expense related to post-employment benefit plans under defined contribution plans	~~W~~	18,211	13,602

(b)	Defined benefit plans

1)	The amounts recognized in relation to net defined benefit assets in the statements of financial position as of March 31, 2023 and December 31, 2022 are as follows:

(in millions of Won)	March 31, 2023		December 31, 2022
Present value of funded obligations	~~W~~	2,207,141	2,200,127
Fair value of plan assets(*1)		(2,671,248)	(2,703,639)
Present value of non-funded obligations		15,427	20,560

Net defined benefit liabilities	~~W~~	(448,680)	(482,952)

(*1)

As of March 31, 2023 and December 31, 2022, the Company recognized net defined benefit assets amounting to ~~W~~495,100 million and ~~W~~520,659 million, respectively, since there are consolidated entities whose fair value of plan assets exceeded the present value of defined benefit obligations.

2)	Changes in present value of defined benefit obligations for the three-month period ended March 31, 2023 and the year ended December 31, 2022 were as follows:

(in millions of Won)	March 31, 2023		December 31, 2022
Defined benefit obligations at the beginning of period	~~W~~	2,220,687	2,415,031
Current service costs		59,112	235,007
Interest costs		23,828	71,348
Remeasurements		47,792	(192,339)
Benefits paid		(130,665)	(300,353)
Others		1,814	(8,007)

Defined benefit obligations at the end of period	~~W~~	2,222,568	2,220,687

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2023

(Unaudited)

3)	Changes in fair value of plan assets for the three-month period ended March 31, 2023 and the year ended December 31, 2022 were as follows:

(in millions of Won)	March 31, 2023		December 31, 2022
Fair value of plan assets at the beginning of period	~~W~~	2,703,639	2,620,046
Interest on plan assets		31,603	77,745
Remeasurement of plan assets		9,899	(57,335)
Contributions to plan assets		1,768	346,773
Benefits paid		(75,774)	(287,312)
Others		113	3,722

Fair value of plan assets at the end of period	~~W~~	2,671,248	2,703,639

4)	The amounts recognized in condensed consolidated interim statements of comprehensive income for the three-month periods ended March 31, 2023 and 2022 were as follows:

(in millions of Won)	March 31, 2023		March 31, 2022
Current service costs	~~W~~	59,112	60,268
Net interest costs		(7,775)	(1,339)

	~~W~~	51,337	58,929

20. Other Liabilities

Other liabilities as of March 31, 2023 and December 31, 2022 are as follows:

(in millions of Won)	March 31, 2023		December 31, 2022
Current
Due to customers for contract w ork	~~W~~	715,763	761,393
Advances received		511,969	535,885
Unearned revenue		80,697	62,030
Withholdings		356,264	369,067
Firm commitment liability		9,584	7,566
Others(*1)		25,820	24,375

	~~W~~	1,700,097	1,760,316

Non-current
Unearned revenue	~~W~~	21,158	22,203
Others(*1)		116,004	129,674

	~~W~~	137,162	151,877

(*1)

As of March 31, 2023 and December 31, 2022, the Company recognized the acquired liability amounted to ~~W~~68,437 million and ~~W~~71,248 million, respectively related to unfavorable terms of a customer contract relative to market-terms upon the acquisition of Senex Energy Limited.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2023

(Unaudited)

21. Financial Instruments

(a) Classification and fair value of financial instruments

1)	The carrying amount and fair values of financial assets and financial liabilities by fair value hierarchy as of March 31, 2023 and December 31, 2022 are as follows:

① March 31, 2023

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets	~~W~~	451,836	—	451,836	—	451,836
Short-term financial instruments		7,527,917	—	7,527,917	—	7,527,917
Debt securities		77,808	—	71,761	6,047	77,808
Other securities		617,286	14,330	1,022	601,934	617,286
Other receivables		2,000	—	—	2,000	2,000
Derivative hedging instruments(*2)		11,281	—	11,281	—	11,281
Fair value through other comprehensive income Equity securities		1,689,765	1,413,765	—	276,000	1,689,765
Financial assets measured at amortized cost(*1)
Cash and cash equivalents		7,009,046	—	—	—	—
Trade accounts and notes receivable		9,639,049	—	—	—	—
Other receivables		2,919,085	—	—	—	—
Debt securities		174,147	—	—	—	—
Deposit instruments		5,191,945	—	—	—	—

	~~W~~	35,311,165	1,428,095	8,063,817	885,981	10,377,893

Financial liabilities
Fair value through profit or loss
Derivative liabilities	~~W~~	111,166	—	111,166	—	111,166
Borrowings		1,505,405	1,505,405	—	—	1,505,405
Derivative hedging instruments(*2)		7,658	—	7,658	—	7,658
Financial liabilities measured at amortized cost(*1)
Trade accounts and notes payable		5,655,916	—	—	—	—
Borrowings		26,114,717	—	25,823,730	—	25,823,730
Financial guarantee liabilities		16,406	—	—	—	—
Other financial Liabilities		18,330	—	—	—	—
Others		3,552,894	—	—	—	—

	~~W~~	36,982,492	1,505,405	25,942,554	—	27,447,959

(*1)	Fair value of financial assets and liabilities measured at amortized cost except borrowings approximates their carrying amounts.
(*2)

The Company applies hedge accounting which uses forward contracts as hedging instrument in order to hedge the risk of changes in fair value of product prices regarding firm commitments or purchase commitments. Also, the Company applies cash flow hedge accounting which uses currency swap as hedging instrument in order to hedge the risk of interest rate and foreign exchange rate changes in foreign currency which influences cash flow from borrowings.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2023

(Unaudited)

②	December 31, 2022

(in millions of Won)		Fair value
	Book value	Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets	~~W~~ 350,149	—	350,149	—	350,149
Short-term financial instruments	8,006,081	—	8,006,081	—	8,006,081
Debt securities	75,876	—	69,926	5,950	75,876
Other securities	632,469	29,687	1,022	601,760	632,469
Other receivables	2,000	—	—	2,000	2,000
Derivative hedging instruments(*2)	9,846	—	9,846	—	9,846
Fair value through other comprehensive income Equity securities	1,462,088	1,210,124	—	251,964	1,462,088
Financial assets measured at amortized cost(*1)
Cash and cash equivalents	8,053,108	—	—	—	—
Trade accounts and notes receivable	8,414,946	—	—	—	—
Other receivables	2,458,227	—	—	—	—
Debt securities	124,147	—	—	—	—
Deposit instruments	2,581,802	—	—	—	—

	~~W~~32,170,739	1,239,811	8,437,024	861,674	10,538,509

Financial liabilities
Fair value through profit or loss
Derivative liabilities	~~W~~ 157,036	—	157,036	—	157,036
Borrow ings	1,358,294	1,358,294	—	—	1,358,294
Derivative hedging instruments(*2)	18,105	—	18,105	—	18,105
Financial liabilities measured at amortized cost(*1)
Trade accounts and notes payable	5,520,821	—	—	—	—
Borrow ings	22,947,368	—	22,331,771	—	22,331,771
Financial guarantee liabilities	18,438	—	—	—	—
Others	2,789,195	—	—	—	—

	~~W~~32,809,257	1,358,294	22,506,912	—	23,865,206

(*1)	Fair value of financial assets and liabilities measured at amortized cost except borrowings approximates their carrying amounts.
(*2)

The Company applies hedge accounting which uses forward contracts as hedging instrument in order to hedge the risk of changes in fair value of product prices regarding firm commitments or purchase commitments. Also, the Company applies cash flow hedge accounting which uses currency swap as hedging instrument in order to hedge the risk of interest rate and foreign exchange rate changes in foreign currency which influences cash flow from borrowings.

2)	Finance income and costs by category of financial instrument for the three-month periods ended March 31, 2023 and 2022 were as follows:

①	For the three-month period ended March 31, 2023

(in millions of Won)	Finance income and costs						Other comprehensive income (loss)
	Interest income (expense)	Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total
Financial assets at fair value through profit or loss	~~W~~ 2,069	316,923	—	80,787	286	400,065	—
Derivative assets	—	252,443	—	30,226	—	282,669	—
Financial assets at fair value through other comprehensive income	—	—	—	—	16,840	16,840	142,013
Financial assets measured at amortized cost	102,222	—	377,909	(18,703)	1,014	462,442	—
Financial liabilities at fair value through profit or loss	—	(72,632)	(74,481)	—	—	(147,113)	—
Derivative liabilities	—	(59,217)	—	(53,062)	—	(112,279)	(939)
Financial liabilities measured at amortized cost	(244,560)	—	(540,933)	—	(6,423)	(791,916)	—

	~~W~~(140,269)	437,517	(237,505)	39,248	11,717	110,708	141,074

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2023

(Unaudited)

②	For the three-month period ended March 31, 2022

(in millions of Won)	Finance income and costs							Other comprehensive income (loss)
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total
Financial assets at fair value through profit or loss	~~W~~	60,573	(6,804)	—	2,086	23,026	78,881	—
Derivative assets		—	124,339	—	124,585	—	248,924	—
Financial assets at fair value through other comprehensive income		—	—	—	—	(16,541)	(16,541)	104,421
Financial assets measured at amortized cost		49,232	—	155,891	(7,053)	(21,988)	176,082	—
Financial liabilities at fair value through profit or loss		—	14,378	268	—	—	14,646	—
Derivative liabilities		—	(104,953)	—	(215,191)	—	(320,144)	51
Financial liabilities measured at amortized cost		(106,021)	—	(219,082)	—	(1,545)	(326,648)	—

	~~W~~	3,784	26,960	(62,923)	(95,573)	(17,048)	(144,800)	104,472

(b)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk arising from financial assets and liabilities. The Company’s financial risk management objectives and policies are consistent with those disclosed in the consolidated financial statements as of and for the year ended December 31, 2022.

22. Share Capital and Capital Surplus

(a) Share capital as of March 31, 2023 and December 31, 2022 are as follows:

(Share, in Won)	March 31, 2023		December 31, 2022
Authorized shares		200,000,000	200,000,000
Par value	~~W~~	5,000	5,000
Issued shares(*1)		84,571,230	84,571,230
Shared capital(*2)	~~W~~	482,403,125,000	482,403,125,000

(*1)	As of March 31, 2023, total number of ADRs of 24,402,480 outstanding in overseas stock market are equivalent to 6,100,620 shares of common stock.
(*2)	As of March 31, 2023, the difference between the ending balance of common stock and the aggregate par value of issued common stock is ~~W~~59,547 million due to retirement of 11,909,395 treasury shares.

(b)	Capital surplus as of March 31, 2023 and December 31, 2022 are as follows:

(in millions of Won)	March 31, 2023		December 31, 2022
Share premium	~~W~~	463,825	463,825
Gain on disposal of treasury shares		810,197	806,114
Other capital surplus		279,454	130,893

	~~W~~	1,553,476	1,400,832

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2023

(Unaudited)

23. Hybrid Bonds

(a)

POSCO, a subsidiary of the Company, holds hybrid bonds, which are classified as non-controlling interests in the consolidated financial statements. Hybrid bonds as of March 31, 2023 and December 31, 2022 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Interest rate (% )	March 31, 2023		December 31, 2022
Hybrid bond 1-2(* 1)	2013-06-13	2043-06-13	4.60	~~W~~	200,000	200,000
Issuance cost					(616)	(616)

				~~W~~	199,384	199,384

(*1)	Details of issuance of hybrid bonds as of March 31, 2023 are as follows:

Hybrid bond 1-2
Maturity date	30 years (The issuer has a right to extend the maturity date)
Interest rate	Issue date ~ 2023-06-12 : 4.60%
Reset every 10 years as follows;
. After 10 years : return on government bond of Republic of Korea (10 years) + 1.40%
. After 10 years : additionally +0.25% according to Step-up clauses
. After 30 years : additionally +0.75%
Interest payments condition	Quarterly (Optional deferral of interest payment is available to the Company)
Others	The issuer can call the hybrid bond at year 10th anniversary of issuance and interest payment date afterwards

The hybrid bond holder’s preference in the event of liquidation is senior to the common shareholders, but subordinate to the creditors. The interest accumulated but not paid on the hybrid bonds as of March 31, 2023 amounts to ~~W~~479 million.

(b)

POSCO INTERNATIONAL Corporation, a subsidiary of the Company, holds hybrid bonds which are classified as non-controlling interests in the consolidated financial statements. POSCO ENERGY CO., LTD., which issued hybrid bonds, was merged with POSCO INTERNATIONAL Corporation during the three-month period ended March 31, 2023. Hybrid bonds as of March 31, 2023 and December 31, 2022 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Interest rate (% )	March 31, 2023		December 31, 2022
Hybrid bond 1-4(*1)	2013-08-29	2043-08-29	5.21	~~W~~	140,000	140,000
Issuance cost					(429)	(429)

				~~W~~	139,571	139,571

(*1)	Details of issuance of hybrid bonds as of March 31, 2023 are as follows:

Hybrid bond 1-4
Maturity date	30 years (The issuer has a right to extend the maturity date)
Interest rate	Issue date ~ 2023-08-29 : 5.21%
Reset every 10 years as follows;
. After 10 years : return on government bond of the Republic of Korea (10 years) + 1.55%
. After 10 years : additionally +0.25% according to Step-up clauses
. After 30 years : additionally +0.75%
Interest payments condition	Quarterly (Optional deferral of interest payment is available to the Company)
Others	The issuer can call the hybrid bond at year 10th anniversary of issuance and interest payment date afterwards

The hybrid bond holder’s preference in the event of liquidation is senior to the common shareholders, but subordinate to the creditors. The interest accumulated but not paid on the hybrid bonds as of March 31, 2023 amounts to ~~W~~619 million.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2023

(Unaudited)

24. Reserves

Reserves as of March 31, 2023 and December 31, 2022 are as follows:

(in millions of Won)	March 31, 2023		December 31, 2022
Accumulated comprehensive loss of investments in associates and joint ventures	~~W~~	(182,121)	(406,555)
Changes in fair value of equity investments at fair value through other comprehensive income		37,635	(103,843)
Foreign currency translation differences		309,531	60,487
Gains or losses on valuation of derivatives		(607)	(3)
Others		(6,863)	5,924

	~~W~~	157,575	(443,990)

25. Treasury Shares

Based on the Board of Directors’ resolution, the Company holds treasury shares for business purposes including price stabilization. The changes in treasury shares for the three-month period ended March 31, 2023 and the year ended December 31, 2022 were as follows:

(shares, in millions of Won)	March 31, 2023			December 31, 2022
	Number of shares	Amount		Number of shares	Amount
Beginning	8,722,053	~~W~~	1,892,308	11,561,263	~~W~~	2,508,294
Disposal of treasury shares	(27,030)		(5,864)	(223,605)		(48,513)
Retirement of treasury shares	—		—	(2,615,605)		(567,473)

Ending	8,695,023	~~W~~	1,886,444	8,722,053	~~W~~	1,892,308

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2023

(Unaudited)

26. Revenue

(a)	Disaggregation of revenue

Details of revenue disaggregated by types of revenue and timing of revenue recognition for the three-month periods ended March 31, 2023 and 2022 were as follows:

1)	March 31, 2023

(in millions of Won)			Green Infrastructure
	Steel		Trading	Construction	Logistics and others	Green Materials and Energy	Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	10,095,108	4,835,208	—	9,298	899,086	—	15,838,700
Revenue from services		194,662	1,061,987	38,476	51,326	1,615	6,515	1,354,581
Revenue from construction contract		—	—	1,923,329	—	15,451	—	1,938,780
Others		40,708	156,084	1,803	16,387	—	33,835	248,817

	~~W~~	10,330,478	6,053,279	1,963,608	77,011	916,152	40,350	19,380,878

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	10,135,816	4,991,291	9,471	25,718	899,086	33,835	16,095,217
Revenue recognized over time		194,662	1,061,988	1,954,137	51,293	17,066	6,515	3,285,661

	~~W~~	10,330,478	6,053,279	1,963,608	77,011	916,152	40,350	19,380,878

2)	March 31, 2022

(in millions of Won)			Green Infrastructure
	Steel		Trading	Construction	Logistics and others	Green Materials and Energy	Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	11,397,395	6,288,807	—	58,032	450,696	—	18,194,930
Revenue from services		239,179	147,149	17,994	875,264	1,959	8,773	1,290,318
Revenue from construction contract		—	—	1,643,946	307	8,439	—	1,652,692
Others		28,276	87,858	759	57,292	—	25,945	200,130

	~~W~~	11,664,850	6,523,814	1,662,699	990,895	461,094	34,718	21,338,070

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	11,425,671	6,376,665	18,218	115,324	450,696	25,945	18,412,519
Revenue recognized over time		239,179	147,149	1,644,481	875,571	10,398	8,773	2,925,551

	~~W~~	11,664,850	6,523,814	1,662,699	990,895	461,094	34,718	21,338,070

(b)	Details of contract assets and liabilities from contracts with customers as of March 31, 2023 and December 31, 2022 are as follows:

(in millions of Won)	March 31, 2023		December 31, 2022
Receivables
Account receivables	~~W~~	9,639,049	8,414,946
Contract assets
Due from customers for contract work		1,665,160	1,378,640
Contract liabilities
Advance received		513,443	547,874
Due to customers for contract work		715,763	761,393
Unearned revenue		101,788	84,195

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2023

(Unaudited)

27. Revenue – Contract Balances

(a)	Details of outstanding contracts as of March 31, 2023 and December 31, 2022 are as follows:

(in millions of Won)	March 31, 2023			December 31, 2022
	Construction segment		Others	Construction segment	Others
Accumulated cost	~~W~~	24,224,871	176,713	30,239,570	110,414
Accumulated contract profit		1,985,795	23,996	2,664,024	17,916
Accumulated contract loss		(647,464)	(6,391)	(879,882)	(5,266)
Accumulated contract revenue		25,563,202	194,318	32,023,712	123,064

(b)	Details of due from customers for contract work and due to customers for contract work as of March 31, 2023 and December 31, 2022 are as follows:

(in millions of Won)	March 31, 2023			December 31, 2022
	Construction segment		Others	Construction segment	Others
Due from customers for contract	~~W~~	1,543,206	139,920	1,321,160	86,118
Due to customers for contract work		(657,462)	(58,301)	(674,697)	(86,696)

	~~W~~	885,744	81,619	646,463	(578)

(c)	Details of the provisions of construction loss as of March 31, 2023 and December 31, 2022 are as follows:

(in millions of Won)	March 31, 2023		December 31, 2022
Construction segment	~~W~~	59,579	66,124
Others		9,052	11,342

	~~W~~	68,631	77,466

(d)

Due to the factors causing the variation of costs for the three-month period ended March 31, 2023, the estimated total contract costs have changed. Details of changes in estimated total contract costs and the impact on profit before income taxes for the three-month period ended March 31, 2023 and future periods are as follows:

(in millions of Won)				Changes in profit (loss) of contract
	Changes in total contract revenues		Changes in estimated total contract costs	Net income	Future income	Total
Construction segment	~~W~~	194,366	188,359	(3,326)	9,333	6,007
Others		4,716	4,479	244	(7)	237

	~~W~~	199,082	192,838	(3,082)	9,326	6,244

The effect on the current and future profit is estimated based on the circumstances that have occurred from the commencement date of the contract to March 31, 2023. The estimation is evaluated for the total contract costs and expected total contract revenues as of the end of the reporting period. Also, it may change in future periods.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2023

(Unaudited)

(e)	Uncertainty of estimates

1)	Total contract revenues

Total contract revenues are initially measured based on contractual amount agreed upon. However, the actual contract revenues may increase due to additional work, claims and incentive payments, or decrease due to penalties in case of delayed completion caused by the Company’s fault. Therefore, the measurement of contract revenues is subject to uncertainty resulting from the possibility of future events.

2)	Total contract costs

Contract revenues are recognized based on the percentage-of-completion method, which is determined based on the total amount of costs incurred to date. The total contract costs are estimated based on projections of future costs, including material costs, labor costs, outsourcing costs, among other factors. There is uncertainty associated with estimating future contract costs due to a variety of internal and external factors, including market fluctuations, risks associated with business partners and past experience of project performance, among others. The significant assumptions including uncertainty of the estimate of total contract costs are as follows:

Method of significant assumption
Material cost	Assumption based on recent purchasing price and quoted market price
Labor cost	Assumption based on standard monthly and daily labor cost
Outsourcing cost	Assumption based on the past experience rate of similar project and market price

Management reviews the assumptions used in estimated contract costs at each reporting period end and adjusts them, if necessary.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2023

(Unaudited)

28. Selling and Administrative Expenses

(a) Other administrative expenses

Other administrative expenses for the three-month periods ended March 31, 2023 and 2022 were as follows:

(in millions of Won)	March 31, 2023		March 31, 2022
Wages and salaries	~~W~~	284,774	263,917
Expenses related to post-employment benefits		26,624	23,446
Other employee benefits		62,608	64,511
Travel		9,527	5,533
Depreciation		38,865	36,386
Amortization		22,523	22,835
Communication		2,700	2,817
Electricity		2,794	2,393
Taxes and public dues		15,182	24,241
Rental		11,318	10,317
Repairs		2,577	2,444
Entertainment		3,934	3,029
Advertising		21,077	26,067
Research & development		36,144	33,565
Service fees		36,601	44,644
Vehicles maintenance		1,922	1,315
Industry association fee		3,397	3,681
Conference		5,205	3,810
Others		14,226	14,075

	~~W~~	601,998	589,026

(b)	Selling expenses

Selling expenses for the three-month periods ended March 31, 2023 and 2022 were as follows:

(in millions of Won)	March 31, 2023		March 31, 2022
Freight and custody expenses	~~W~~	15,843	26,316
Operating expenses for distribution center		740	557
Sales commissions		22,421	22,918
Sales advertising		737	302
Sales promotion		3,254	1,547
Sample		499	507
Sales insurance premium		8,548	10,176
Contract cost		7,331	10,943
Others		3,932	2,905

	~~W~~	63,305	76,171

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2023

(Unaudited)

29. Finance Income and Costs

Details of finance income and costs for the three-month periods ended March 31, 2023 and 2022 were as follows:

(in millions of Won)	March 31, 2023		March 31, 2022
Finance income
Interest income(*1)	~~W~~	104,291	109,805
Dividend income		17,126	6,485
Gain on foreign currency transactions		480,378	271,753
Gain on foreign currency translations		333,156	176,137
Gain on derivatives transactions		58,351	127,513
Gain on valuations of derivatives		268,938	142,465
Gain on disposal of financial assets at fair value through profit or loss		86,923	2,684
Gain on valuation of financial assets at fair value through profit or loss		328,463	—
Gain on valuation of financial liabilities at fair value through profit or loss		—	14,378
Others		5,924	5,965

	~~W~~	1,683,550	857,185

Finance costs
Interest expenses	~~W~~	244,560	106,021
Loss on foreign currency transactions		436,378	248,383
Loss on foreign currency translations		614,661	262,430
Loss on derivatives transactions		81,187	218,119
Loss on valuation of derivatives		75,712	123,079
Loss on disposal of trade accounts and notes receivable		18,703	7,053
Loss on disposal of financial assets at fair value through profit or loss		6,136	598
Loss on valuation of financial assets at fair value through profit or loss		11,540	6,527
Loss on valuation of financial liabilities at fair value through profit or loss		72,632	—
Others		11,333	29,775

	~~W~~	1,572,842	1,001,985

(*1)	Interest income calculated using the effective interest method for the three-month periods ended March 31, 2023 and 2022 were ~~W~~102,222 million and ~~W~~49,232 million, respectively.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2023

(Unaudited)

30. Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three-month periods ended March 31, 2023 and 2022 were as follows:

(in millions of Won)	March 31, 2023		March 31, 2022
Other non-operating income
Gain on disposals of investments in subsidiaries, associates and joint ventures(*1)	~~W~~	184,656	5,205
Gain on disposals of property, plant and equipment		2,286	9,838
Gain on valuation of firm commitment		8,536	139,268
Reversal of other provisions		8,302	2,276
Compensation for insured losses		7,281	712
Gain on bargain purchase(*1)		32,965	—
Others		32,735	20,706

	~~W~~	276,761	178,005

Other non-operating expenses
Loss on disposals of assets held for sale(* 2)	~~W~~	102,470	—
Loss on disposals of investments in subsidiaries, associates and joint ventures		4,384	6,128
Loss on disposals of property, plant and equipment		18,687	17,967
Loss on valuation of firm commitment		8,878	31,438
Idle tangible asset expenses		6,367	4,844
Increase to provisions		1,271	1,109
Donations		28,807	12,454
Others		26,354	484

	~~W~~	197,218	74,424

(*1)

During the three-month period ended March 31, 2023, QSONE Co.,Ltd., which had been previously classified as an investment in associates was reclassified as investments in subsidiaries. As a result, the Company recognized ~~W~~184,556 million of gain on disposals of investment in associates and ~~W~~32,965 million of gain on bargain purchase.

(*2)

During the three-month period ended March 31, 2023, the Company disposed of CSP - Compania Siderurgica do Pecem, which was classified as assets held for sale during the period ended December 31, 2022, and recognized ~~W~~102,470 million of loss on disposals of assets held for sale.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2023

(Unaudited)

31. Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses, impairment loss on other receivables and other non-operating expenses in the statements of comprehensive income for the three-month periods ended March 31, 2023 and 2022 were as follows (excluding finance costs and income tax expense):

(in millions of Won)	March 31, 2023		March 31, 2022
Raw material used, changes in inventories and others	~~W~~	12,579,632	12,778,047
Employee benefits expenses		1,065,766	985,312
Outsourced processing cost		2,419,422	1,951,729
Electricity and water expenses		274,880	240,760
Depreciation(*1)		830,081	785,050
Amortization		122,791	103,295
Freight and custody expenses		514,299	663,557
Sales commissions		22,421	22,918
Loss on disposal of property, plant and equipment		18,687	17,967
Donations		28,807	12,454
Others		1,003,232	1,596,725

	~~W~~	18,880,018	19,157,814

(*1)	Includes depreciation expense of investment property.

32. Income Taxes

The effective tax rates of the Company for the three-month periods ended March 31, 2023 and 2022 were 16.07% and 22.61%, respectively.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2023

(Unaudited)

33. Earnings per Share

(a)	Basic earnings per share for the three-month periods ended March 31, 2023 and 2022 were as follows:

(in Won, except per share information)	March 31, 2023		March 31, 2022
Profit attributable to controlling interest	~~W~~	726,419,322,644	1,711,611,321,575
Interests of hybrid bonds, net of tax		—	(1,078,164,383)
Weighted-average number of common shares outstanding(*1)		75,849,177	75,710,045

Basic earnings per share	~~W~~	9,577	22,593

(*1)	The weighted-average number of common shares used to calculate basic earnings per share are as follows:

(shares)	March 31, 2023	March 31, 2022
Total number of common shares issued	84,571,230	87,186,835
Weighted-average number of treasury shares	(8,722,053)	(11,476,790)

Weighted-average number of common shares outstanding	75,849,177	75,710,045

(b)	Diluted earnings per share for the three-month periods ended March 31, 2023 and 2022 were as follows:

(in Won, except share information)	March 31, 2023		March 31, 2022
Profit attributable to controlling interest	~~W~~	726,419,322,644	1,711,611,321,575
Interests of hybrid bonds, net of tax		—	(1,078,164,383)
Gain or loss from exchange rate on and revaluation of exchangeable bonds		—	(3,679,866,922)
Adjusted weighted-average number of common shares(*1)		75,849,177	78,742,658

Diluted earnings per share	~~W~~	9,577	21,676

(*1)	The weighted-average number of common shares used to calculate diluted earnings per share are as follows:

(shares)	March 31, 2023	March 31, 2022
Weighted-average number of common shares outstanding	75,849,177	75,710,045
Weighted-average number of potential common share	—	3,032,613

Adjusted weighted-average number of common shares	75,849,177	78,742,658

The Company has potentially issuable common shares due to its exchangeable bonds as of March 31, 2023 and 2022 and Stock Grant program as of March 31, 2023. Meanwhile, diluted earnings per share is equal to basic earnings per share for the three-month period ended March 31, 2023 due to anti-dilution effects of the exchangeable bonds and Stock Grant program.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2023

(Unaudited)

34. Related Party Transactions

(a)	Significant transactions between the controlling company and related companies for the three-month periods ended March 31, 2023 and 2022 were as follows:

1)	For the three-month period ended March 31, 2023

(in millions of Won)	Sales and others(*1)				Purchase and others
	Sales		Dividends	Others	Purchase of fixed assets	Others
Subsidiaries(*2)
POSCO	~~W~~	31,396	325,043	—	—	5,653
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO.,LTD.)		2,091	11,037	—	87	836
POSCO STEELEON Co.,Ltd.		528	—	—	—	23
POSCO DX(formerly, POSCO ICT)		651	7,455	—	1,029	1,817
eNtoB Corporation		—	—	—	—	185
POSCO FUTURE M CO., LTD. (formerly, POSCO CHEMICAL CO., LTD)		1,174	13,878	—	—	—
POSCO MOBILITY SOLUTION		223	—	—	—	—
POSCO INTERNATIONAL Corporation		2,511	77,616	—	—	—
POSCO Maharashtra Steel Private Limited		—	—	146	—	—
POSCO ASSAN TST STEEL INDUSTRY		—	—	142	—	—
Others		2,477	5,126	1,419	102	7,160

		41,051	440,155	1,707	1,218	15,674

Associates and joint ventures(*2)
SNNC		41	—	—	—	—
Roy Hill Holdings Pty Ltd		—	32,443	—	—	—
Others		48	7,201	3,714	—	90

		89	39,644	3,714	—	90

	~~W~~	41,140	479,799	5,421	1,218	15,764

(*1)	Sales and others mainly consist of trademark usage income, rental income and dividend income to subsidiaries, associates and joint ventures.
(*2)	As of March 31, 2023, the Company provided guarantees to related parties (Note 35).

2)	For the three-month period ended March 31, 2022

(in millions of Won)	Sales and others(*1)				Purchase and others(*2)
	Sales		Dividends	Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO	~~W~~	1,467	—	—	—	—	—	3
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO.,LTD.)		1,505	16,555	7	—	85,302	—	9,711
POSCO STEELEON Co.,Ltd.		131,512	—	215	—	—	7,656	6
POSCO DX(formerly, POSCO ICT)(*3)		336	4,970	18	—	24,115	10,190	32,403
eNtoB Corporation		2	24	—	60,649	9,698	32	3,197
POSCO FUTURE M CO., LTD. (formerly, POSCO CHEMICAL CO., LTD)		80,582	13,878	44	84,301	4,757	56,325	908
POSCO MOBILITY SOLUTION		175,738	—	—	—	—	8,802	28
POSCO INTERNATIONAL Corporation		2,100,219	62,093	—	250,912	—	768	4,974
POSCO Thainox Public Company Limited		48,679	—	—	—	—	—	1
POSCO Canada Ltd.		—	—	139	77,703	—	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		32,423	—	—	—	—	—	—
POSCO JAPAN Co., Ltd.		28,790	—	—	835	—	—	16
POSCO-VIETNAM CO., Ltd.		43,769	—	53	—	—	—	—
POSCO MEXICO S.A. DE C.V.		102,428	—	16	—	—	—	—
POSCO Maharashtra Steel Private Limited		170,671	—	66	—	—	—	120
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		42,320	—	—	—	—	—	15
POSCO VST CO., LTD.		27,906	—	—	—	—	—	—
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	—	417	380,061	—	—	—
POSCO ASSAN TST STEEL INDUSTRY		47,018	—	60	—	—	—	8
Others		189,573	963	1,174	61,471	13,042	53,139	199,484

		3,224,938	98,483	2,209	915,932	136,914	136,912	250,874

Associates and joint ventures
SNNC		3,122	5,348	8	148,239	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		25,614	—	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	90,388	—	210,455	—	—	—
Others		76,723	8,617	3,373	16,485	—	—	301

		105,459	104,353	3,381	375,179	—	—	301

	~~W~~	3,330,397	202,836	5,590	1,291,111	136,914	136,912	251,175

(*1)	Sales and others mainly consist of sales of steel products (before spin-off), trademark usage income, rental income, and dividend income to subsidiaries, associates and joint ventures

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2023

(Unaudited)

(*2)	Purchase and others mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel product.
(*3)	Others (purchase) mainly consist of service fees related to maintenance and repair of ERP System.

(b)	The related account balances of significant transactions between the controlling company and related companies as of March 31, 2023 and December 31, 2022 are as follows:

1)	March 31, 2023

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Accounts payable	Others	Total
Subsidiaries
POSCO	~~W~~	425,986	7,627	433,613	716	20,413	21,129
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO.,LTD.)		20,923	707	21,630	—	168	168
POSCO STEELEON Co.,Ltd.		1,535	—	1,535	—	—	—
POSCO DX(formerly, POSCO ICT)		8,562	6	8,568	320	1,390	1,710
eNtoB Corporation		—	—	—	11	—	11
POSCO FUTURE M CO., LTD. (formerly, POSCO CHEMICAL CO., LTD)		23,186	13	23,199	—	747	747
POSCO MOBILITY SOLUTION		982	—	982	—	—	—
POSCO INTERNATIONAL Corporation		85,462	323	85,785	—	2,619	2,619
Qingdao Pohang Stainless Steel Co., Ltd.		25	—	25	122	—	122
POSCO Maharashtra Steel Private Limited		142	466	608	486	—	486
POSCO ASSAN TST STEEL INDUSTRY		24	513	537	104	—	104
PT.KRAKATAU POSCO		249	8,967	9,216	391	—	391
Others		9,876	1,318	11,194	5,501	3,908	9,409

		576,952	19,940	596,892	7,651	29,245	36,896

Associates and joint ventures
SNNC		192	—	192	—	—	—
Roy Hill Holdings Pty Ltd		32,443	—	32,443	—	—	—
FQM Australia Holdings pty Ltd(*1)		—	214,742	214,742	—	—	—
Others		250	543	793	74	—	74

		32,885	215,285	248,170	74	—	74

	~~W~~	609,837	235,225	845,062	7,725	29,245	36,970

(*1)	FQM Australia Holdings Pty Ltd’s other receivable consists of long-term loans.

2)	December 31, 2022

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Accounts payable	Others	Total
Subsidiaries
POSCO	~~W~~	75,343	6,600	81,943	5,678	14,663	20,341
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO.,LTD.)		3,808	660	4,468	—	—	—
POSCO STEELEON Co.,Ltd.		818	—	818	—	—	—
POSCO DX(formerly, POSCO ICT)		687	—	687	859	705	1,564
POSCO FUTURE M CO., LTD. (formerly, POSCO CHEMICAL CO., LTD)		8,550	—	8,550	—	5,086	5,086
POSCO MOBILITY SOLUTION		489	—	489	—	—	—
POSCO INTERNATIONAL Corporation		2,002	—	2,002	—	502	502
Qingdao Pohang Stainless Steel Co., Ltd.		—	—	—	122	—	122
POSCO Maharashtra Steel Private Limited		—	466	466	486	—	486
POSCO ASSAN TST STEEL INDUSTRY		—	513	513	104	—	104
PT.KRAKATAU POSCO		—	8,967	8,967	391	—	391
Others		5,318	6,080	11,398	11,874	4,928	16,802

		97,015	23,286	120,301	19,514	25,884	45,398

Associates and jointventures
SNNC		94	—	94	—	—	—
Roy Hill Holdings Pty Ltd		23,400	—	23,400	—	—	—
FQM Australia Holdings Pty Ltd(*1)		—	202,562	202,562	—	—	—
Others		190	761	951	74	—	74

		23,684	203,323	227,007	74	—	74

	~~W~~	120,699	226,609	347,308	19,588	25,884	45,472

(*1)	FQM Australia Holdings Pty Ltd’s other receivable consists of long-term loans. During the year ended December 31, 2022, the Company provided additional loan to its associates by ~~W~~12,116 million

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2023

(Unaudited)

(c)	Significant transactions between the Company, excluding the controlling company, and related companies for the three-month periods ended March 31, 2023 and 2022 were as follows:

1)	For the three-month period ended March 31, 2023

(in millions of Won)	Sales and others				Purchase and others
	Sales		Dividends	Others	Purchase of material	Others
Associates and joint ventures
New Songdo International City Development, LLC	~~W~~	48,400	—	—	—	119
SNNC		45,143	—	3	151,036	871
Noeul Green Energy Co., Ltd.		78	—	—	—	636
POS-SeAH Steel Wire(Tianjin) CO., Ltd.		5,246	—	—	—	—
POS-SeAH Steel Wire(Nantong) CO., Ltd.		10,420	—	—	74	—
South-East Asia Gas Pipeline Company Ltd.		—	6,407	—	—	—
POSCO MC MATERIALS (formerly, POSCO MITSUBISHI CARBON TECHNOLOGY)		23,705	—	—	2,220	75
Samcheok Blue Power Co., Ltd.		146,075	2,498	—	—	—
Pocheon-Hwado Highway Corp.		18,224	—	—	—	—
Roy Hill Holdings Pty Ltd		—	8,111	—	486,103	—
UITrans LRT Co., Ltd.		147	—	—	—	—
Others		84,949	22,565	855	121,232	25,728

	~~W~~	382,387	39,581	858	760,665	27,429

2)	For the three-month period ended March 31, 2022

(in millions of Won)	Sales and others				Purchase and others
	Sales		Dividends	Others	Purchase of material	Others
Associates and joint ventures
New Songdo International City Development, LLC	~~W~~	64,467	—	—	—	24
SNNC		31,322	—	5	62,539	715
Noeul Green Energy Co., Ltd.		1,575	—	—	—	416
CSP—Compania Siderurgica do Pecem(*2)		4,077	—	—	49,361	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd(*1)		9,182	—	—	12,662	—
POS-SeAH Steel Wire(Tianjin) CO., Ltd.		2,404	—	—	—	—
POS-SeAH Steel Wire(Nantong) CO., Ltd.		8,672	—	—	93	—
South-East Asia Gas Pipeline Company Ltd.		—	—	—	—	1,205
POSCO MC MATERIALS (formerly, POSCO MITSUBISHI CARBON TECHNOLOGY)		23,343	24,000	—	1,303	156
Samcheok Blue Power Co., Ltd.		95,450	2,416	26	—	—
Pocheon-Hwado Highway Corp.		14,476	—	—	—	—
UITrans LRT Co., Ltd.		—	—	—	1,359	—
Roy Hill Holdings Pty Ltd		—	22,597	—	142,794	—
Others		112,558	34,131	1,724	93,521	6,627

	~~W~~	367,526	83,144	1,755	363,632	9,143

(*1)	Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd was excluded from associates due to the sale of its shares during the year ended December 31, 2022.
(*2)	CSP—Compania Siderurgica do Pecem was excluded from joint ventures due to the sale of its shares during the three-month period ended March 31, 2023.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2023

(Unaudited)

(d)	The related account balances of significant transactions between the Company, excluding the controlling company, and related companies as of March 31, 2023 and December 31, 2022 are as follows:

1)	March 31, 2023

(in millions of Won)	Receivables					Payables
	Trade accounts and notes receivable		Loans	Others	Total	Trade accounts and notes payable	Others	Total
Associates and joint ventures
New Songdo International City Development, LLC	~~W~~	35,077	—	16,858	51,935	—	33,691	33,691
Samcheok Blue Power Co., Ltd.		178,355	—	484	178,839	—	19,204	19,204
Nickel Mining Company SAS		—	66,305	306	66,611	—	358	358
POS-SeAH Steel Wire(Nantong) CO., Ltd.		12,581	—	—	12,581	85	—	85
POSCO MC MATERIALS (formerly, POSCO MITSUBISHI CARBON TECHNOLOGY)		9,899	—	174	10,073	1,408	16	1,424
Pocheon-Hwado Highway Corp.		15,738	—	—	15,738	—	—	—
UITrans LRT Co., Ltd.		—	41,509	82	41,591	—	1,852	1,852
Roy Hill Holdings Pty Ltd		—	—	8,199	8,199	408,263	2,762	411,025
SNNC		27,709	—	39	27,748	9,781	340	10,121
POSCO(Guangdong) Automotive Steel Co., Ltd.		74,330	—	—	74,330	49,712	33,875	83,587
Others		84,817	190,483	110,161	385,461	1,175	17,792	18,967

	~~W~~	438,506	298,297	136,303	873,106	470,424	109,890	580,314

2)	December 31, 2022

(in millions of Won)	Receivables					Payables
	Trade accounts and notes receivable		Loans	Others	Total	Trade accounts and notes receivable	Others	Total
Associates and joint ventures
New Songdo International City Development, LLC	~~W~~	63,413	—	16,858	80,271	—	39,664	39,664
Chuncheon Energy Co., Ltd.		—	—	—	—	—	50	50
Samcheok Blue Power Co., Ltd.		107,119	—	—	107,119	—	18,224	18,224
Nickel Mining Company SAS		—	63,024	263	63,287	—	358	358
CSP - Compania Siderurgica do Pecem		3	—	—	3	—	—	—
POS-SeAH Steel Wire(Nantong) CO., Ltd.		7,096	—	—	7,096	—	—	—
POSCO MC MATERIALS (formerly, POSCO MITSUBISHI CARBON TECHNOLOGY)		12,589	—	52	12,641	1,198	4	1,202
Pocheon-Hwado Highway Corp.		16,297	—	—	16,297	—	—	—
UITrans LRT Co., Ltd.		—	36,510	—	36,510	—	1,999	1,999
Roy Hill Holdings Pty Ltd		—	—	7,110	7,110	571,084	—	571,084
SNNC		7,827	—	51	7,878	44,124	198	44,322
POSCO(Guangdong) Automotive Steel Co., Ltd.		—	35,131	—	35,131	—	—	—
Others		98,920	185,022	112,538	396,480	54,708	25,241	79,949

	~~W~~	313,264	319,687	136,872	769,823	671,114	85,738	756,852

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2023

(Unaudited)

(e)

Significant financial transactions between the Company, excluding the controlling company, and related companies for the three-month period ended March 31, 2023 and the year ended December 31, 2022 were as follows:

1)	For the three-month period ended March 31, 2023

(in millions of Won)	Beginning		Lend	Collect	Others(*1)	Ending
Associates and joint ventures
UITrans LRT Co., Ltd.	~~W~~	36,510	4,999	—	—	41,509
PT. Tanggamus Electric Power		5,014	—	—	144	5,158
PT. Wampu Electric Power		3,988	—	—	115	4,103
Nickel Mining Company SAS		63,024	—	—	3,281	66,305
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		3,802	—	—	109	3,911
POS-SeAH Steel Wire (Thailand) Co., Ltd.		7,604	—	—	219	7,823
AMCI (WA) PTY LTD		104,281	997	—	1,970	107,248
POS-AUSTEM WUHAN AUTOMOTIVE CO.,LTD		10,138	—	—	292	10,430
Hyo-chun Co., Ltd.		2,382	—	—	—	2,382
POS-AUSTEM Suzhou Automotive Co., Ltd		12,673	—	—	365	13,038
FQM Australia Holdings PTY LTD		35,040	—	—	661	35,701
POHANG E&E Co. , LTD		100	589	—	—	689
POSCO(Guangdong) Automotive Steel Co., Ltd.		35,131	—	(35,131)	—	—

	~~W~~	319,687	6,585	(35,131)	7,156	298,297

(*1)	Includes adjustments of foreign currency translation differences and others.

2)	For the year ended December 31, 2022

(in millions of Won)	Beginning		Lend	Collect	Others(*1)	Ending
Associates and jointventures
UITrans LRT Co., Ltd.	~~W~~	29,099	7,460	(5)	(44)	36,510
South-East Asia Gas Pipeline Company Ltd.		47,423	—	(45,639)	(1,784)	—
PT. Tanggamus Electric Power		4,690	—	—	324	5,014
PT. Wampu Electric Power		5,651	—	(1,876)	213	3,988
PT. POSMI Steel Indonesia		2,371	—	(2,371)	—	—
Nickel Mining Company SAS		62,611	—	—	413	63,024
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		4,742	—	(1,264)	324	3,802
POS-SeAH Steel Wire (Thailand) Co., Ltd.		7,113	—	—	491	7,604
AMCI (WA) PTY LTD		91,665	6,975	—	5,641	104,281
POS-AUSTEM YANTAI AUTOMOTIVE CO.,LTD		5,928	—	(6,548)	620	—
POS-AUSTEM WUHAN AUTOMOTIVE CO.,LTD		9,484	—	—	654	10,138
Hyo-chun Co., Ltd.		2,382	—	—	—	2,382
POS-AUSTEM Suzhou Automotive Co., Ltd		17,783	—	(6,069)	959	12,673
FQM Australia Holdings PTY LTD		27,227	7,935	—	(122)	35,040
POHANG E&E Co. , LTD		—	100	—	—	100
POSCO(Guangdong) Automotive Steel Co., Ltd		—	35,131	—	—	35,131

	~~W~~	318,169	57,601	(63,772)	7,689	319,687

(*1)	Includes adjustments of foreign currency translation differences and others.

(f)	For the three-month periods ended March 31, 2023 and 2022, details of compensation to key management officers were as follows:

(in millions of Won)	March 31, 2023		March 31, 2022
Short-term benefits	~~W~~	54,840	50,783
Long-term benefits		2,558	3,072
Retirement benefits		13,800	6,590

	~~W~~	71,198	60,445

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influences and responsibilities in the Company’s business and operations.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2023

(Unaudited)

35. Commitments and Contingencies

(a)	Details of guarantees

1)	Contingent liabilities on outstanding guarantees provided by the Company as of March 31, 2023 are as follows:

(in millions of Won)			Guarantee limit			Guarantee amount
Guarantor	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
[The Company]
POSCO HOLDINGS INC.	POSCO Asia Co., Ltd.	Credit Agricole and others	USD	205,000,000	267,279	—	—
	POSCO Maharashtra Steel Private Limited	SMBC and others	USD	139,784,000	182,251	109,784,000	143,135
	PT. KRAKATAU POSCO	Export-Import Bank of Korea and others	USD	2,188,300,000	2,853,106	1,215,244,173	1,584,435
	POSCO ASSAN TST STEEL INDUSTRY	SOCIETE GENERALE and others	USD	131,874,750	171,938	131,874,750	171,938
	POSCO Argentina S.A.U	HSBC and others	USD	412,000,000	537,164	30,000,000	39,115
POSCO	POSCO MEXICO S.A. DE C.V.	BOA and others	USD	60,000,000	78,228	60,000,000	78,228
	POSCO-VIETNAM Co., Ltd.	SMBC and others	USD	156,000,000	203,393	110,000,000	143,418
	POSCO COATED STEEL (THAILAND) CO., LTD.	SMBC and others	THB	5,501,000,000	210,138	4,765,000,000	182,023
POSCO INTERNATIONAL Corporation	POSCO INTERNATIONAL GLOBAL DEVELOPMENT PTE. LTD.	Export-Import Bank of Korea and others	USD	180,000,000	234,684	150,000,000	195,570
	POSCO INTERNATIONAL POWER (PNGLAE) LIMITED	KDB bank	USD	20,880,000	27,223	17,400,000	22,686
	GOLDEN LACE POSCO INTERNATIONAL CO., LTD.	Shinhan Bank and others	USD	13,200,000	17,210	11,000,000	14,342
	PT. Bio Inti Agrindo	BTPN and others	IDR	1,250,510,000,000	108,294	1,178,510,000,000	102,059
	POSCO ASSAN TST STEEL INDUSTRY	ING	USD	14,652,750	19,104	14,652,750	19,104
	POSCO INTERNATIONAL Deutschland GmbH	Bank Mendes Gans Amsterdam				—	—
	POSCO INTERNATIONAL AMERICA Corp.					15,002,042	19,560
	POSCO INTERNATIONAL JAPAN Corp.					7,521,345	9,806
	POSCO INTERNATIONAL SINGAPORE Pte. Ltd.					—	—
	POSCO INTERNATIONAL Malaysia SDN BHD					—	—
	POSCO INTERNATIONAL Italia S.R.L.					—	—
	POSCO INTERNATIONAL MEXICO S.A. de C.V.		USD	50,000,000	65,190	—	—
	GRAIN TERMINAL HOLDING PTE. LTD.	Export-Import Bank of Korea and others	USD	27,000,000	35,203	27,000,000	35,203
	POSCO INTERNATIONAL E&P MALAYSIA SDN. BHD.	SC MALAYSIA	USD	6,000,000	7,823	6,000,000	7,823
	PT. KRAKATAU POSCO ENERGY	POSCO Asia Co., Ltd. and others	USD	88,903,407	115,912	65,102,271	84,880
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO.,LTD.)	POSCO E&C Vietnam Co., Ltd.	POSCO Asia Co., Ltd. and others	USD	36,000,000	46,937	36,000,000	46,937
	PT. POSCO E&C INDONESIA	POSCO Asia Co., Ltd. and others	USD	25,900,000	33,768	25,900,000	33,768
POSCO STEELEON CO.,LTD.	Myanmar POSCO C&C Company, Limited.	POSCO Asia Co., Ltd.	USD	13,986,947	18,236	11,952,170	15,583
[Associates and joint ventures]
POSCO HOLDINGS INC.	Nickel Mining Company SAS	SMBC	EUR	46,000,000	65,390	46,000,000	65,390
POSCO	LLP POSUK Titanium	SMBC	USD	13,500,000	17,601	13,250,000	17,275
POSCO INTERNATIONAL Corporation	GLOBAL KOMSCO Daewoo LLC	Hana Bank	USD	6,650,000	8,670	6,300,000	8,214
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO.,LTD.)	Chun-cheon Energy Co., Ltd.	Kookmin Bank and others	KRW	149,200	149,200	143,110	143,110
[Others]
POSCO INTERNATIONAL Corporation	SHERRITT INTERNATIONAL CORP.	Export-Import Bank of Korea	USD	21,818,182	28,447	860,880	1,122
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO.,LTD.)	Busan Sanseong Tunnel and others	Balhae Infrastructure Fund and others	KRW	1,595,732	1,595,732	540,117	540,117
POSCO DX(formerly, POSCO ICT)	Busan Sanseong Tunnel	Kookmin Bank	KRW	7,621	7,621	6,394	6,394
POSCO WIDE Co., Ltd. (formerly, POSCO O&M Co., Ltd.)	Korea Electric Power Corporation	Seoul Guarantee Insurance	KRW	1,453	1,453	1,453	1,453
POSCO AUSTRALIA PTY LTD	Department of Trade and Investment (NSW Government) and others	Woori Bank and others	AUD	16,754,695	14,653	16,754,695	14,653
PT. Bio lnti Agrindo	KSU Mandob	Bank Muamalat	IDR	80,000,000,000	6,928	80,000,000,000	6,928
POSCO Maharashtra Steel Private Limited	MAHARASHTRA STATE ELECTRICITY and others	HSBC and others	INR	772,210,905	12,263	772,210,905	12,263

			USD	3,811,450,036	4,969,367	2,064,844,381	2,692,142
			KRW	1,754,006	1,754,006	691,074	691,074
			IDR	1,330,510,000,000	115,222	1,258,510,000,000	108,987
			INR	772,210,905	12,263	772,210,905	12,263
			THB	5,501,000,000	210,138	4,765,000,000	182,023
			EUR	46,000,000	65,390	46,000,000	65,390
			AUD	16,754,695	14,653	16,754,695	14,653

2)	Contingent liabilities on debt acquisition, financial support agreement provided by the Company as of March 31, 2023 are as follows.

(in millions of Won)			Agreed amount			Executed amount
Provider	Recipient	Lender	Foreign currency		Won equivalent	Foreign currency	Won equivalent
[The Company]
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO.,LTD.)	JB CLARK HILLS	HSBC and others	USD	30,000,000	39,114	27,500,000	35,855
[Associates and joint ventures]
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO.,LTD.)	New Songdo International City Development, LLC	Others	KRW	520,000	520,000	458,700	458,700
	POHANG E&E Coi., LTD	Heungkuk Life Insurance Co., Ltd.	KRW	71,930	71,930	50,249	50,249
	UITrans LRT Co., Ltd.	Kookmin Bank and others	KRW	205,051	205,051	173,709	173,709
	Pocheon-Hw ado Highw ay Corp.	Lotte Insurance Co., Ltd and others	KRW	319,526	319,526	141,802	141,802
	Pureun Tongyeong Enviro Co., Ltd.	KDB Bank and others	KRW	22,714	22,714	12,766	12,766
	Pure Gimpo.Co.,Ltd.	KDB Bank and others	KRW	51,559	51,559	26,704	26,704
	Clean Iksan Co.,Ltd.	SAMSUNG FIRE & MARINE INSURANCE and others	KRW	44,054	44,054	27,205	27,205
POSCO DX(formerly, POSCO ICT)	UITrans LRT Co., Ltd.	Kookmin Bank	KRW	43,736	43,736	34,683	34,683
[Others]
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO.,LTD.)	Incheon—Gimpo Expressw ay Co., Ltd. and others	Kookmin Bank and others	KRW	3,872,872	3,872,872	1,767,803	1,767,803
POSCO DX(formerly, POSCO ICT)	Incheon—Gimpo Expressw ay Co., Ltd. and others	Kookmin Bank and others	KRW	205,981	205,981	93,151	93,151

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2023

(Unaudited)

(b)	Other commitments

Details of other commitments of the Company as of March 31, 2023 are as follows:

Company	Description
POSCO HOLDINGS INC.	As of March 31, 2023, POSCO HOLDINGS INC. entered into a commitment with KOREA ENERGY AGENCY for long- term foreign currency borrowings, which are limited up to the amount of USD 1.05 million. The borrowing is related to the exploration of gas hydrates in Western Fergana-Chinabad. The repayment of the borrowings depends on the success of the projects. POSCO HOLDINGS INC. is not liable for the repayment of full or part of the amount borrowed if the respective projects fail. POSCO HOLDINGS INC. has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements. As of March 31, 2023, the ending balance of the borrowing amounts to USD 1.02 million.

POSCO HOLDINGS INC. has provided a supplemental funding agreement, as the largest shareholder, as requested from the creditors, including Norddeutsche Landesbank, for seamless funding to POSCO INTERNATIONAL Corporation, a subsidiary of the Company, under construction of new power plant.

POSCO HOLDINGS INC. has deposited 3,176,474 treasury shares for exchange with the Korea Securities Depository in relation to foreign currency exchangeable bonds as of March 31, 2023.

POSCO	POSCO entered into long-term contracts to purchase iron ore, coal, nickel and others. The contracts of iron ore and coal generally have terms of more than three years and the contracts of nickel have terms of more than one year. These contracts provide for periodic price adjustments based on the market price. As of March 31, 2023, 70 million tons of iron ore and 22 million tons of coal remained to be purchased under such long-term contracts.

POSCO entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

POSCO has a long-term service contract for the transportation of raw material. As of March 31, 2023, there are 36 vessels under contract, and the average remaining contract period is about 7 years.

POSCO INTERNATIONAL Corporation	POSCO INTERNATIONAL Corporation operates a ship-to-ship business in which ships are chartered from ship’s owners and leased out to shippers. The Company has entered into a ship purchase agreement with the ship owners and the shippers, which obliges the shippers to pay the agreed amount either at the end of the contract terms or at the agreed termination and to take over the ownership of the vessel from the ship owners. Only if the shipper fails to fulfill its obligation including payment obligation for the purchase of the vessel, the Company is obliged to take over the ship based on the condition that the shipper’s contractual obligations and rights are transferred to the Company. As of March 31, 2023, the amount which is exposed to the ship purchase agreements entered into is USD 170 million.

The Company invested in the Ambatovy Nickel Project (DMSA/AMSA) in Madagascar through the Korea Ambatovy Consortium (KAC) formed with Korea Mine Rehabilitation and Mineral Resources Corporation (KOMIR) and STX Corporation. SHERRITT INTERNATIONAL CORP., the operator, transferred a portion of the project’s interests to Sumitomo and AHL (Ambatovy Holdings Limited) in November 2017, and transferred the remaining interests of the project to Sumitomo and AHL2 (Ambatovy Holdings II Limited) in August 2020. KAC has the rights and obligations to the 15.33% stake held by AHL and AHL2.

POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO.,LTD.)

As of March 31, 2023, POSCO Eco & Challenge Co., Ltd. has foreign currency guarantees of up to USD 1,548 million provided by financial institutions and uses USD 566 million with Woori Bank and others.

As of March 31, 2023, according to the project agreements related to redevelopment and reconstruction projects, the Company has an agreement to compensate the Korea Housing and Urban Guarantee Corporation for damages of principal and interest amounting to ~~W~~1,818,916 million(limited to ~~W~~3,236,129 million). Futhermore, the Company provides agreements of construction completion (compensation for non-performance) in connection with a number of implementation and union business projects.

As of March 31, 2023, according to the investor agreement for the construction of Samcheok Thermal Power Plant, POSCO Eco & Challenge Co., Ltd. is obligated to make contibutions for core capital, unqualified investment, excess expenses occurred for business, and accelaration of payment. Among them, the remaining amount of the core capital investment obligation is ~~W~~43,189 million, and the payment period is expected to be in the first quarter of 2024.

POSCO DX(formerly, POSCO ICT)	As of March 31, 2023, in relation to contract enforcement, POSCO DX is provided with a guarantee of ~~W~~113,033 million, ~~W~~41,047 million, ~~W~~153 million and ~~W~~5,333 million from Korea Software Financial Cooperative, Seoul Guarantee Insurance, Engineering guarantee insurance and Construction Guarantee Cooperative respectively.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2023

(Unaudited)

(c)	Litigation in progress

The Company is involved in 347 lawsuits aggregating to ~~W~~1,207.2 billion as defendant as of March 31, 2023, which arise from the ordinary course of business such as claim for confirmation of employee status. The Company has recognized provisions amounting to ~~W~~51.1 billion for 106 lawsuits based on its reliable estimate of outflow of resources. However, the Company has not recognized any provisions for the other lawsuits and claims since the Company believes that it does not have a present obligation as of March 31, 2023.

(d)	Other Contingencies

Other major contingencies for the Company as of March 31, 2023 are as follows:

Company	Description
POSCO HOLDINGS INC.	POSCO HOLDINGS INC. has provided 3 blank checks to Korea Energy Agency as collateral for long-term foreign currency borrowings.

The Company is jointly liable for guarantees of indebtedness (including financial guarantee contracts) before the spin off date of POSCO.

POSCO INTERNATIONAL Corporation	As of March 31, 2023, POSCO INTERNATIONAL Corporation has provided 30 blank promissory notes and 23 blank checks to Korea Energy Agency and others as collateral for the guarantee on performance for contracts and others.

POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO.,LTD.)	As of March 31, 2023, POSCO Eco & Challenge Co., Ltd. has provided 34 blank checks and 4 blank promissory notes as collateral for agreements and outstanding loans, and has provided joint guarantee of W7,895,657 million for guarantee that partners had issued from Korea Housing & Urban Guarantee Corporation and others.

POSCO DX(formerly, POSCO ICT)	As of March 31, 2023, POSCO DX has provided 6 blank checks to financial institutions as collateral for the guarantee on performance for contracts and others.

36. Cash Flows from Operating Activities

Changes in operating assets and liabilities for the three-month periods ended March 31, 2023 and 2022 were as follows:

(in millions of Won)	March 31, 2023	March 31, 2022
Trade accounts and notes receivable	~~W~~(1,315,649)	(1,681,291)
Other receivables	33,485	120,578
Inventories	493,595	(737,789)
Other current assets	(92,647)	(269,128)
Other non-current assets	16,443	(21,943)
Trade accounts and notes payable	(37,946)	146,618
Other payables	(460,308)	53,553
Other current liabilities	(15,291)	143,072
Provisions	(106,523)	(83,386)
Payments of severance benefits	(130,665)	(135,598)
Plan assets	74,005	129,733
Other non-current liabilities	(15,607)	1,675

	~~W~~(1,557,108)	(2,333,906)

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2023

(Unaudited)

37. Operating Segments

The Company’s operating businesses are organized based on the nature of markets and customers. During the year ended December 31, 2022, the Company changed its internal organization and internal reporting structures. As a result, operating segments were re-categorized according to the revised reporting materials provided to the management for decision-making.

Segment assets, liabilities and profit (loss) are generally measured based on separate financial statements in accordance with K-IFRS of the subsidiaries that constitute reportable operating segments.

Meanwhile the Company has classified the business segment and the subsidiaries in each segments are as follows:

Operating segments		M ain Business
Steel		Manufacture and sales of steel products

Green infrastructure	Trading	Supply and purchase transactions between domestic and foreign companies, power generation, and resource development

	Construction	Design, production and construction of steel mills and their facilities, commercial and residential facilities, etc.

	Logistics and others	Logistics, network and system integration business

Green Materials and energy		EV battery materials such as lithium, nickel, negative/cathode materials, and hydrogen business

Others		POSCO HOLDINGS. INC., Controlling company and Investment business

(a)	Information about reportable segments for the three-month periods ended March 31, 2023 and 2022 were as follows:

1)	For the three-month period ended March 31, 2023

			Greeen Infrastructure			Green materials and
(in millions of Won)	Steel		Trading	Construction	Logistics and others	Energy	O thers	Total
External revenues	~~W~~	10,330,478	6,053,279	1,963,608	77,011	916,152	40,350	19,380,878
Internal revenues		5,439,632	4,486,010	423,352	866,789	245,783	548,189	12,009,755
Inter segment revenues		3,743,290	2,200,659	400,262	865,680	245,148	544,741	7,999,780
Total revenues		15,770,110	10,539,289	2,386,960	943,800	1,161,935	588,539	31,390,633
Segment profits		275,699	184,573	68,234	47,100	48,028	569,980	1,193,614

2)	For the three-month period ended March 31, 2022

			Greeen Infrastructure			Green materials and
(in millions of Won)	Steel		Trading	Construction	Logistics and others	Energy	Others	Total
External revenues	~~W~~	11,664,850	6,523,814	1,662,699	990,895	461,094	34,718	21,338,070
Internal revenues		6,125,492	6,692,962	239,774	237,098	253,278	1,005,517	14,554,121
Inter segment revenues		4,270,402	3,361,358	225,888	230,761	252,092	1,419,375	9,759,876
Total revenues		17,790,342	13,216,776	1,902,473	1,227,993	714,372	1,040,235	35,892,191
Segment profits		1,185,119	190,775	110,589	121,191	50,337	(2,003,096)	(345,085)

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2023

(Unaudited)

(b)	Reconciliations of total segment profit or loss, to their respective consolidated financial statement line items for the three-month periods ended March 31, 2023 and 2022 were as follows:

(in millions of Won)	March 31, 2023		March 31, 2022
Total profit (loss) for reportable segments	~~W~~	1,193,614	(345,085)
Corporate fair value adjustments		200,800	(16,523)
Elimination of inter-segment profit (loss)		(554,109)	2,268,492
Income tax expense		160,952	557,124

Profit before income tax expense	~~W~~	1,001,257	2,464,008

38. Events after the reporting period

Pursuant to the resolution of the Board of Directors on May 12, 2023, the Company decided to pay interim cash dividends of ~~W~~2,500 per common share (total dividend: ~~W~~189.7 billion).

POSCO HOLDINGS INC.

Condensed Separate Interim Financial Statements

(Unaudited)

March 31, 2023

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

POSCO HOLDINGS INC.:

Reviewed financial statements

We have reviewed the accompanying condensed separate interim financial statements of POSCO HOLDINGS INC.(the “Company”), which comprise the condensed separate interim statement of financial position as of March 31, 2023, the condensed separate interim statements of comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2023 and 2022, and notes, comprising a summary of material accounting policy information and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No. 1034 “Interim Financial Reporting”. The Company’s management is also responsible for the internal controls determined necessary to prepare condensed separate interim financial statements free of material misstatements due to error or fraud.

Auditor’s review responsibility

Our responsibility is to issue a report on the condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial statements consists of making inquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed separate interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No. 1034 “Interim Financial Reporting”.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

The separate statement of financial position of the Company as of December 31, 2022, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 9, 2023, expressed an unqualified opinion. The accompanying condensed separate statement of financial position of the Company as of December 31, 2022, presented for comparative purposes, is consistent, in all material respect, with the audited separate financial statements from which it has been derived.

Seoul, Korea

May 15, 2023

This report is effective as of May 15, 2023, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

2

POSCO HOLDINGS INC.

Condensed Separate Interim Statements of Financial Position

As of March 31, 2023 and December 31, 2022

(Unaudited)

(in millions of Won)	Notes	March 31, 2023		December 31, 2022
Assets
Cash and cash equivalents	18	~~W~~	1,306,945	1,415,201
Trade accounts and notes receivable, net	4,18,22,29		636,340	128,991
Other receivables, net	5,18,29		39,045	40,288
Other short-term financial assets	6,18		2,463,530	2,515,375
Current income tax assets			213,417	203,263
Other current assets	11		7,466	5,172

Total current assets			4,666,743	4,308,290

Other receivables, net	5,18		221,132	209,057
Other long-term financial assets	6,18		1,227,722	1,062,530
Investments in subsidiaries, associates and joint ventures	7		45,432,960	45,187,627
Investment property, net	8		224,426	220,699
Property, plant and equipment, net	9		139,555	145,006
Intangible assets, net	10		16,173	15,902
Other non-current assets	11		43	8

Total non-current assets			47,262,011	46,840,829

Total assets		~~W~~	51,928,754	51,149,119

See accompanying notes to the condensed separate interim financial statements.

3

POSCO HOLDINGS INC.

Condensed Separate Interim Statements of Financial Position, Continued

As of March 31, 2023 and December 31, 2022

(Unaudited)

(in millions of Won)	Notes	March 31, 2023		December 31, 2022
Liabilities
Other payables	13,18,29	~~W~~	207,864	64,597
Other short-term financial liabilities	14,18		4,851	5,815
Provisions	15		9,439	45,388
Other current liabilities	17,22		5,970	3,193

Total current liabilities			228,124	118,993

Long-term borrowings, excluding current installments	12,18		1,506,736	1,359,587
Other long-term financial liabilities	14,18		4,006	3,668
Defined benefit liabilities, net	16		4,133	3,761
Deferred tax liabilities			2,479,965	2,480,379
Long-term provisions	15,30		9,018	10,868

Total non-current liabilities			4,003,858	3,858,263

Total liabilities			4,231,982	3,977,256

Equity
Share capital	19		482,403	482,403
Capital surplus	19		1,357,892	1,360,894
Reserves	20		(66,987)	(188,801)
Treasury shares	21		(1,886,444)	(1,892,308)
Retained earnings			47,809,908	47,409,675

Total equity			47,696,772	47,171,863

Total liabilities and equity		~~W~~	51,928,754	51,149,119

See accompanying notes to the condensed separate interim financial statements.

4

POSCO HOLDINGS INC.

Condensed Separate Interim Statements of Comprehensive Income

For the three-month periods ended March 31, 2023 and 2022

(Unaudited)

(in millions of Won, except per share informations)	Notes	March 31, 2023		March 31, 2022
Operating revenue	22,29
Revenue		~~W~~	562,987	7,779,277
Operating expenses	26,29
Cost of sales			1,414	(6,465,260)
Other administrative expenses	23		(70,511)	(206,745)
Selling expenses	23		—	(37,594)

			(69,097)	(6,709,599)

Operating profit			493,890	1,069,678
Finance income and costs	18,24
Finance income			161,129	170,313
Finance costs			(149,233)	(150,318)
Other non-operating income and expenses	29
Impairment loss on other receivables			—	(128)
Other non-operating income	25		8,266	15,368
Other non-operating expenses	25,26		(904)	(26,757)

Profit before income tax			513,148	1,078,156
Income tax benefit (expense)			38,593	(2,482,383)

Profit (loss)			551,741	(1,404,227)
Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit plans	16		(145)	(80,011)
Net changes in fair value of equity investments at fair value through other comprehensive income	6,18,20		122,150	94,463

Total comprehensive income (loss)		~~W~~	673,746	(1,389,775)

Earnings (loss) per share (in Won)	28
Basic earnings (loss) per share (in Won)			7,274	(18,562)
Diluted earnings (loss) per share (in Won)		~~W~~	7,274	(18,562)

See accompanying notes to the condensed separate interim financial statements.

5

POSCO HOLDINGS INC.

Condensed Separate Interim Statements of Changes in Equity

For the three-month periods ended March 31, 2023 and 2022

(Unaudited)

(in millions of Won)	Share capital		Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Other capital adjustments	Total
Balance as of January 1, 2022	~~W~~	482,403	1,339,289	199,384	(211,849)	(2,508,294)	49,734,492	—	49,035,425
Comprehensive income:
Loss		—	—	—	—	—	(1,404,227)	—	(1,404,227)
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(80,011)	—	(80,011)
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	93,541	—	922	—	94,463
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(378,128)	—	(378,128)
Interest of hybrid bonds		—	—	—	—	—	(1,487)	—	(1,487)
Disposal of treasury shares		—	9,491	—	—	48,513	—	—	58,004
Changes from spin-off		—	—	(199,384)	—	—	—	—	(199,384)
Others		—	—	—	—	—	—	1,488	1,488

Balance as of March 31, 2022	~~W~~	482,403	1,348,780	—	(118,308)	(2,459,781)	47,871,561	1,488	47,126,143

Balance as of January 1, 2023	~~W~~	482,403	1,360,894	—	(188,801)	(1,892,308)	47,409,675	—	47,171,863
Comprehensive income:
Profit		—	—	—	—	—	551,741	—	551,741
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(145)	—	(145)
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	121,814	—	336	—	122,150
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(151,699)	—	(151,699)
Disposal of treasury shares		—	4,083	—	—	5,864	—	—	9,947
Share-based payment		—	(7,085)	—	—	—	—	—	(7,085)

Balance as of March 31, 2023	~~W~~	482,403	1,357,892	—	(66,987)	(1,886,444)	47,809,908	—	47,696,772

See accompanying notes to the condensed separate interim financial statements.

6

POSCO HOLDINGS INC.

Condensed Separate Interim Statements of Cash Flows

For the three-month periods ended March 31, 2023 and 2022

(Unaudited)

(in millions of Won)	Notes	March 31, 2023		March 31, 2022
Cash flows from operating activities
Profit (loss)		~~W~~	551,741	(1,404,227)
Adjustments for:
Expenses related to post-employment benefit			2,540	17,505
Depreciation			2,735	384,886
Amortization			286	16,653
Impairment loss on trade and other receivables			—	128
Finance income			(158,018)	(125,556)
Dividend income			(520,174)	(232,591)
Finance costs			147,375	109,946
Gain on disposal of property, plant and equipment			—	(5,443)
Loss on disposal of property, plant and equipment			—	18,281
Impairment loss on property, plant and equipment			—	3
Increase(decrease) to provisions			(7,733)	6,051
Income tax expense (benefit)			(38,593)	2,482,383
Employee benefits			—	61,603
Others			1,411	(1,938)
Changes in operating assets and liabilities	31		(39,290)	(770,472)
Interest received			12,615	38,674
Interest paid			—	(50,424)
Dividends received			30,431	49,432
Income taxes paid			(8,041)	(810,025)

Net cash used in operating activities		~~W~~	(22,715)	(215,131)

See accompanying notes to the condensed separate interim financial statements.

7

POSCO HOLDINGS INC.

Condensed Separate Interim Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2023 and 2022

(Unaudited)

		March 31,		March 31,
(in millions of Won)	Notes	2023		2022
Cash flows from investing activities
Decrease in deposits		~~W~~	—	449,966
Proceeds from disposal of short-term financial instruments			4,079,038	13,514,351
Proceeds from disposal of long-term financial instruments			—	5
Collection of short-term loans			—	1,416
Proceeds from disposal of debt security			—	50,050
Proceeds from disposal of equity securities			—	2,356
Proceeds from disposal of investments in subsidiaries, associates and joint ventures			22,702	—
Proceeds from disposal of assets held for sale			—	3,074
Increase in deposits			(300,000)	(550,571)
Acquisition of short-term financial instruments			(3,600,137)	(12,364,858)
Increase in long-term loans			—	(3,618)
Acquisition of debt securities			—	(50,000)
Acquisition of other securities			(5,112)	(16,785)
Acquisition of investment in subsidiaries, associates and joint ventures			(279,702)	(349,670)
Acquisition of property, plant and equipment			(5,362)	(355,822)
Payment for disposal of property, plant and equipment			—	(14,485)
Acquisition of intangible asstes			(753)	(8,668)
Cash outflow for spin-off			—	(1,910,211)

Net cash used in investing activities		~~W~~	(89,326)	(1,603,470)

Cash flows from financing activities
Proceeds from borrowings			—	537,165
Increase in long-term financial liabilities			3,781	15,515
Repayment of borrowings			—	(232,976)
Decrease in long-term financial liabilities			—	(279)
Repayment of lease liabilities			—	(7,493)
Payment for disposal of derivatives			—	(7,103)
Payment of cash dividends			(7)	(10)

Net cash provided by financing activities		~~W~~	3,774	304,819

Effect of exchange rate fluctuation on cash held			11	3,918
Net decrease in cash and cash equivalents			(108,256)	(1,509,864)
Cash and cash equivalents at beginning of the period			1,415,201	2,042,274

Cash and cash equivalents at end of the period		~~W~~	1,306,945	532,410

See accompanying notes to the condensed separate interim financial statements.

8

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements

As of March 31, 2023

(Unaudited)

1. Reporting Entity

POSCO HOLDINGS INC. (the “Company”) was established on April 1, 1968 under the Commercial Code of the Republic of Korea. The shares of the Company have been listed on the Korea Exchange since June 10, 1988. The Company operates an investment business that controls and manages through ownership of shares of subsidiaries etc.

On March 2, 2022, the Company established a new subsidiary, POSCO, by a vertical spin-off of its steel business (The surviving company owns 100% of shares) on March 1, 2022, and changed the name of the surviving company to POSCO HOLDINGS INC.. Meanwhile, operating revenue in the statements of comprehensive income for the three-month period ended March 31, 2022, includes revenue of ~~W~~7,542,729 million from the steel business before the vertical spin-off.

As of March 31, 2023, the shares of the Company are listed on the Korea Exchange, while its ADRs are listed on the New York Stock Exchanges.

2. Statement of Compliance

Statement of compliance

The condensed separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Stock Companies, Etc. in the Republic of Korea.

These condensed separate interim financial statements have been prepared in accordance with K-IFRS No. 1034 “Interim Financial Reporting” as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual separate financial statements as of and for the year ended December 31, 2022. These condensed separate interim financial statements do not include all of the disclosures required for full annual financial statements.

These condensed interim financial statements are separate interim financial statements prepared in accordance with K-IFRS No. 1027 “Separate Financial Statements” presented by a parent, an investor with joint control of, or significant influence over, an investee, in which the investments are accounted for at cost.

9

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2023

(Unaudited)

Use of estimates and judgments

(a)	Judgments, assumptions and estimation uncertainties

The preparation of the condensed interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.

(b)	Measurement of fair value

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

Significant valuation issues are reported to the Company’s Audit Committee.

10

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2023

(Unaudited)

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the assets or liabilities, either directly or indirectly.

•	Level 3 – inputs for the assets or liabilities that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

3. Summary of Material Accounting Policy Information

Except as described in K-IFRS No. 1034 “Interim Financial Reporting” and below, the accounting policies applied by the Company in these condensed separate interim financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2022.

Changes in Accounting Policies

Except for the standards and amendments applied for the first time for the reporting period commenced January 1, 2023 described below, the accounting policies applied by the Company in these financial statements are the same as those applied by the Company in its financial statements as of and for the year ended December 31, 2022.

(a)	K-IFRS No. 1012 “Income Tax” – Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The amendment clarifies the coverage of initial recognition exemptions accounting for deferred tax related to both assets and liabilities arising from a single transaction. A transaction that is not a business combination may lead to the initial recognition of deferred tax asset and deferred tax liability, and at the time of the transaction, affect neither accounting profit nor tax profit. The amendment does not any impact on the retained earnings as of January 1, 2023.

11

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2023

(Unaudited)

(b)	K-IFRS No. 1001 “Presentation of Financial Statements” – Disclosure of Accounting Policies

Material accounting policy information considering with other information included in financial statements is expected to influence the decisions of primary users of financial statements, and is required to be disclosed. The Company is analyzing the effect of the amendments to the separate financial statements and plans to make disclosures regarding material accounting policy information in the annual separate financial statements for the year ending December 31, 2023.

(c)	K-IFRS No. 1008 “Accounting Policies, Changes in Accounting Estimates and Errors” – Definition of Accounting Estimates

For accounting estimates defined as monetary amounts in the financial statements, a change in measurement methods or inputs are clarified as changes in accounting estimates unless they result from the correction of prior period errors. The amendment is applied prospectively to the changes in accounting estimates that occur after the effective date. The effect of the amendment to the financial statements is not significant.

(d)	K-IFRS No. 1001 “Presentation of Financial Statements” – Disclosure of gains and losses on valuation of financial liabilities with exercise price adjustment conditions

When all or part of a financial instrument subject to the condition in which the exercise price is adjusted according to changes of the issuer’s stock price, is classified as a financial liability, the carrying amount of the financial liability and related gains and losses are required to be disclosed. The amendment does not any impact on the financial statements as of January 1, 2023.

12

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2023

(Unaudited)

New standards and interpretations not yet adopted

A number of new standards are effective for annual periods beginning after January 1, 2023 and earlier application is permitted but the Company has not early adopted the new or amended standards in preparing these financial statements.

(a)	K-IFRS No. 1001 “Presentation of Financial Statements”—Classification of Liabilities as Current or Non-current

The amendment clarifies that the classification of current and non-current liabilities is determined by the right to defer settlement of the liability for more than 12 months after the end of the reporting period, and in order for the debtor to have the “right to defer settlement of the liability”, the condition of complying with the contract must be met at the end of the reporting period. In addition, the classification of liabilities is not affected by the possibility of exercising the right to defer settlement of the liability for more than 12 months after the end of the reporting period, and the amendment clarifies that settlement of a liability includes transferring a company’s own equity instruments to the counterparty. The amendment initially was announced to be effective for annual periods beginning on or after January 1, 2023. However, the International Accounting Standards Board has published an amendment that postpones the effective date of this amendment to fiscal years beginning on or after January 1, 2024, and the Korea Accounting Standards Board is also planning to revise the K-IFRS to reflect this. The Company expects that an exchangeable bond (~~W~~1,505,405 million as of March 31, 2023) will be reclassified from non-current liabilities to current liabilities upon the adoption of the amendments.

13

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2023

(Unaudited)

4. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of March 31, 2023 and December 31, 2022 are as follows:

(in millions of Won)	March 31, 2023		December 31, 2022
Current
Trade accounts and notes receivable	~~W~~	506,237	30,049
Unbilled receivables (contract assets)		130,103	98,942

	~~W~~	636,340	128,991

5. Other Receivables

Other receivables as of March 31, 2023 and December 31, 2022 are as follows:

(in millions of Won)	March 31, 2023		December 31, 2022
Current
Short-term loans	~~W~~	1,249	—
Other accounts receivable		32,621	38,676
Others		5,175	1,612

	~~W~~	39,045	40,288

Non-current
Long-term loans	~~W~~	215,347	205,379
Long-term other accounts receivable		5,775	3,668
Others		10	10

	~~W~~	221,132	209,057

14

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2023

(Unaudited)

6. Other Financial Assets

(a)	Other financial assets as of March 31, 2023 and December 31, 2022 are as follows:

(in millions of Won)	March 31, 2023		December 31, 2022
Current
Deposit instruments	~~W~~	300,000	—
Short-term financial instruments		2,163,530	2,515,375

	~~W~~	2,463,530	2,515,375

Non-current
Equity securities	~~W~~	1,044,197	885,942
Other securities		183,525	176,588

	~~W~~	1,227,722	1,062,530

(b)	Equity securities as of March 31, 2023 and December 31, 2022 are as follows:

(in millions of Won)	March 31, 2023							December 31, 2022
	Number of shares	Ownership (%)	Acquisition cost		Fair value	Net changes in fair value of equity securities	Book value	Book value
Marketable equity securities
Nippon Steel Corporation	15,698,500	1.65	~~W~~	473,962	480,702	6,740	480,702	342,963
KB Financial Group Inc.	3,863,520	0.94		178,839	184,097	5,258	184,097	187,381
Woori Financial Group Inc.	20,280,000	2.79		244,447	231,395	(13,052)	231,395	234,234
CSN Mineracao S.A.	102,186,675	1.86		206,265	126,584	(79,681)	126,584	99,945

				1,103,513	1,022,778	(80,735)	1,022,778	864,523

Non-marketable equity securities
POSCO PLANTEC Co., Ltd.	18,337,912	10.99		19,437	19,437	—	19,437	19,437
Intellectual Discovery Co., Ltd	200,000	6.00		5,000	1,350	(3,650)	1,350	1,350
Pos-hyundai Steel Manufacturing
India Private Limited	1,055,496	6.00		612	612	—	612	612
S&M MEDIA Co., Ltd	2,000	2.67		20	20	—	20	20
XG Sciences	300,000	5.06		2,724	—	(2,724)	—	—

				27,793	21,419	(6,374)	21,419	21,419

			~~W~~	1,131,306	1,044,197	(87,109)	1,044,197	885,942

15

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2023

(Unaudited)

7. Investments in Subsidiaries, Associates and Joint ventures

(a)	Details of subsidiaries and carrying amounts as of March 31, 2023 and December 31, 2022 are as follows:

(in millions of Won)			M arch 31, 2023			December 31, 2022
	Country	Principal operations	Ownership (%)	Book value		Book value
[Domestic]
POSCO	Korea	Steel, rolled products, and plates manufacturing and sales	100.00	~~W~~	29,699,590	29,699,590
POSCO INTERNATIONAL Corporation(*1)	Korea	Trading and natural resources exploration	70.71		3,740,110	3,081,933
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO.,LTD.)(*2)	Korea	Engineering and construction	52.80		1,014,314	1,014,314
POSCO ENERGY CO., LTD.(*1)	Korea	Power generation, fuel cell manufacturing and sales	—		—	658,176
POSCO Venture Capital Co., Ltd.	Korea	Investment in venture companies	95.00		103,780	103,780
POSCO FUTURE M CO.,LTD. (formerly, POSCO CHEMICAL CO., LTD.)(*3)	Korea	Refractory and anode/cathode material manufacturing and sales	59.72		895,707	895,707
POSCO WIDE Co., Ltd. (formerly, POSCO O&M Co., Ltd.)(* 4,5)	Korea	Business facility maintenance	47.17		73,374	73,374
POSCO DX(formerly, POSCO ICT)(* 6)	Korea	Computer hardware and software distribution	65.38		70,990	70,990
Busan E&E Co., Ltd.	Korea	Municipal solid waste fuel and power generation	70.00		30,148	30,148
POSOCO-Pilbara LITHIUM SOLUTION Co., Ltd.	Korea	Lithium manufacturing and sales	82.00		314,940	314,940
POSCO LITHIUM SOLUTION	Korea	Lithium manufacturing and sales	100.00		287,550	287,550
QSONE Co.,Ltd.(* 7)	Korea	Real estate rental and facility management	100.00		238,478	—
Others (12 companies)(* 9)					517,111	455,893

					36,986,092	36,686,395

[Foreign]
PT. KRAKATAU POSCO(*5)	Indonesia	Steel manufacturing and sales	50.00		633,421	633,421
POSCO WA PTY LTD.	Australia	Iron ore sales and mine development	100.00		646,574	646,574
POSCO Maharashtra Steel Private Limited	India	Steel manufacturing and sales	100.00		722,569	722,569
POSCO Canada Ltd.	Canada	Coal sales	100.00		560,879	560,879
POSCO AUSTRALIA PTY LTD.	Australia	Iron ore sales and mine development	100.00		330,623	330,623
POSCO (Zhangjiagang) Stainless Steel Co.,Ltd.	China	Stainless steel manufacturing and sales	58.60		283,845	283,845
POSCO-China Holding Corp.	China	Holding company	100.00		593,841	593,841
POSCO MEXICO S.A. DE C.V.	Mexico	Plate steel manufacturing and sales	83.28		180,072	180,072
POSCO America Corporation	USA	Researching and consulting	99.45		192,156	192,156
POSCO VST CO., LTD.	Vietnam	Stainless steel manufacturing and sales	95.65		144,573	144,573
POSCO Asia Co., Ltd.	Hong Kong	Activities Auxiliary to financial service	100.00		117,710	117,710
POSCO ASSAN TST STEEL INDUSTRY	Turkiye	Steel manufacturing and sales	60.00		71,707	71,707
POSCO JAPAN Co., Ltd.	Japan	Steel marketing, demand development, and technology research	100.00		68,436	68,436
Qingdao Pohang Stainless Steel Co., Ltd.	China	Stainless steel manufacturing and sales	70.00		65,982	65,982
POSCO(Suzhou) Automotive Processing Center Co., Ltd.	China	Steel manufacturing and sales	90.00		62,494	62,494
POSCO AFRICA (PROPRIETARY) LIMITED	South Africa	Mine development	100.00		50,297	50,297
POSCO Argentina S.A.U.(*8)	Argentina	Mineral exploration, manufacturing and sales	100.00		754,402	715,414
Others (20 companies)(*10)					348,472	356,274

					5,828,053	5,796,867

				~~W~~	42,814,145	42,483,262

16

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2023

(Unaudited)

(*1)	During the three-month period ended March 31, 2023, POSCO INTERNATIONAL Corporation merged with POSCO ENERGY CO., LTD..
(*2)	During the three-month period ended March 31, 2023, POSCO ENGINEERING & CONSTRUCTION CO.,LTD. changed the name to POSCO Eco & Challenge Co., Ltd..
(*3)	During the three-month period ended March 31, 2023, POSCO CHEMICAL CO., LTD. changed the name to POSCO FUTURE M CO.,LTD..
(*4)	During the three-month period ended March 31, 2023, POSCO O&M Co., Ltd. changed the name to POSCO WIDE Co., Ltd..
(*5)

The Company classified POSCO WIDE Co., Ltd. (formerly, POSCO O&M Co., Ltd.) and PT. KRAKATAU POSCO as the investments in a subsidiary, considering additional facts and circumstances, such as the relative size of the voting rights held by the Company, structure of its Board of Directors and the degree of diversification of other voting rights holders, although the Company holds less than half of the voting rights of POSCO WIDE Co., Ltd. (formerly, POSCO O&M Co., Ltd.) and PT. KRAKATAU POSCO.

(*6)	During the three-month period ended March 31, 2023, POSCO ICT changed the name to POSCO DX.
(*7)

During the three-month period ended March 31, 2023, the Company additionally acquired 50% of the shares held by external shareholders of QSONE Co.,Ltd., which was previously classified as an investment in associate, for ~~W~~152,928 million. Meanwhile, ~~W~~85,550 million previously classified as an investment in associate was reclassified as investments in subsidiaries.

(*8)

During the three-month period ended March 31, 2023, the Company acquired ~~W~~38,988 million in additional subsidiary investment shares by participating in POSCO Argentina S.A.U‘s capital increase to invest in an Argentine brine lithium commercialization plant.

(*9)

During the three-month period ended March 31, 2023, the Company acquired ~~W~~59,052 million in additional subsidiary investment shares by participating in POSCO Silicon Solution Co., Ltd.‘s capital increase.

(*10)

During the three-month period ended March 31, 2023, the Company disposed of POSCO-Poland Wroclaw Processing Center Sp. z o.o. to POSCO, a subsidiary. The Company views this transaction as a transfer of assets under common control and accounts for it by applying the exchange value method. Meanwhile, the Company recognized ~~W~~14,898 million of gain on disposal from the transaction as dividend income.

17

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2023

(Unaudited)

(b)	Details of associates and carrying amounts as of March 31, 2023 and December 31, 2022 are as follows:

(in millions of Won)			March 31, 2023			December 31, 2022
	Country	Principal operations	Ownership (%)	Book value		Book value
[Domestic]
SNNC	Korea	STS material manufacturing and sales	49.00	~~W~~	100,655	100,655
QSONE Co.,Ltd.(* 2)	Korea	Real estate rental business and facility management	—		—	85,550
Others (6 companies)					37,916	37,916

					138,571	224,121

[Foreign]
Nickel Mining Company SAS	New Caledonia	Raw material manufacturing and sales	49.00		189,197	189,197
9404-5515 Quebec Inc.(* 1)	Canada	Investments	12.61		156,194	156,194
FQM Australia Holdings Pty Ltd	Australia	Non ferrous metal mining	30.00		109,568	109,568
Others (4 companies)					37,133	37,133

					492,092	492,092

				~~W~~	630,663	716,213

(*1)

As of March 31, 2023, it was classified as an associate even though the Company’s ownership percentage is less than 20% since the Company has significant influence over the investee when considering the structure of its Board of Directors and others.

(*2)	During the three-month period ended March 31, 2023, the Company additionally acquired 50% of the shares held by external shareholders and reclassified as investments in subsidiaries.

(c)	Details of joint ventures and carrying amounts as of March 31, 2023 and December 31, 2022 are as follows:

(in millions of Won)			March 31, 2023			December 31, 2022
	Country	Principal operations	Ownership (%)	Book value		Book value
Roy Hill Holdings Pty Ltd(* 1)	Australia	Natural resources exploration	10.00	~~W~~	1,225,464	1,225,464
CSP—Compania Siderurgica do Pecem(* 2)	Brazil	Steel manufacturing and sales	20.00		—	—
POSCO-NPS Niobium LLC	USA	Foreign investments in mining	50.00		364,609	364,609
KOBRASCO	Brazil	Steel materials manufacturing and sales	50.00		98,962	98,962
HBIS-POSCO Automotive Steel Co., Ltd	China	Steel manufacturing and sales	50.00		235,251	235,251
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	China	Steel manufacturing and sales	25.00		63,866	63,866

				~~W~~	1,988,152	1,988,152

(*1)	As of March 31, 2023 and December 31, 2022, the investments in joint ventures amounting to ~~W~~1,225,464 million were provided as collateral in relation to revolving loan of Roy Hill Holdings Pty Ltd.
(*2)

During the year ended December 31, 2022, the Company decided to dispose of CSP—Compania Siderurgica do Pecem and recognized full impairment loss of ~~W~~175,990 million, which is the difference between carrying amount and recoverable amount. The Company reclassified the investment to assets held for sale. Meanwhile, during the three-month period ended March 31, 2023, the Company disposed of CSP - Compania Siderurgica do Pecem, and recognized ~~W~~102 million of loss on disposal of assets held for sale.

18

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2023

(Unaudited)

8. Investment Property, Net

Changes in the carrying amount of investment property for the three-month period ended March 31, 2023 and the year ended December 31, 2022 were as follows:

(a)	For the three-month period ended March 31, 2023

(in millions of Won)	Beginning		Depreciation(*1)	Transfer(*2)	Ending
Land	~~W~~	131,069	—	—	131,069
Buildings		83,528	(1,583)	5,108	87,053
Structures		6,102	(90)	292	6,304

	~~W~~	220,699	(1,673)	5,400	224,426

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred from property, plant and equipment in relation to changes in rental ratio and the purpose of use.

(b)	For the year ended December 31, 2022

(in millions of Won)	Beginning		Depreciation(*1)	Spin-off	Transfer(*2)	Ending
Land	~~W~~	87,568	—	(3,639)	47,140	131,069
Buildings		48,989	(5,823)	(4,990)	45,352	83,528
Structures		7,583	(395)	(4,304)	3,218	6,102

	~~W~~	144,140	(6,218)	(12,933)	95,710	220,699

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred from property, plant and equipment in relation to changes in rental ratio and the purpose of use.

19

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2023

(Unaudited)

9. Property, Plant and Equipment, Net

Changes in the carrying amount of property, plant and equipment for the three-month period ended March 31, 2023 and the year ended December 31, 2022 were as follows:

(a)	For the three-month period ended March 31, 2023

(in millions of Won)	Beginning		Acquisitions	Depreciation	Others(*1)	Ending
Land	~~W~~	51,310	—	—	—	51,310
Buildings		39,277	140	(502)	(5,108)	33,807
Structures		6,036	—	(71)	(292)	5,673
Machinery and equipment		10,504	—	(239)	—	10,265
Vehicles		11	—	(2)	—	9
Furniture and fixtures		12,573	—	(248)	—	12,325
Construction-in-progress		25,295	871	—	—	26,166

	~~W~~	145,006	1,011	(1,062)	(5,400)	139,555

(*1)	Represents assets transferred to investment properties.

(b)	For the year ended December 31, 2022

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Spin-off	Others(*1)	Ending
Land	~~W~~	1,349,266	—	—	—	(1,250,818)	(47,138)	51,310
Buildings		2,175,291	—	(2,964)	(36,112)	(2,079,343)	(17,595)	39,277
Structures		2,096,662	—	(117)	(31,656)	(2,075,346)	16,493	6,036
Machinery and equipment		12,299,612	2,178	(1,110)	(302,940)	(12,046,595)	59,359	10,504
Vehicles		18,357	622	(17)	(1,548)	(17,410)	7	11
Tools		24,891	102	—	(1,923)	(23,763)	693	—
Furniture and fixtures		88,524	16	(1)	(5,122)	(72,237)	1,393	12,573
Lease assets		448,328	966	—	(7,602)	(440,464)	(1,228)	—
Construction-in-progress		1,271,368	271,769	—	—	(1,403,761)	(114,081)	25,295

	~~W~~	19,772,299	275,653	(4,209)	(386,903)	(19,409,737)	(102,097)	145,006

(*1)	Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, assets transferred from investment properties, and others.

20

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2023

(Unaudited)

(c)	Information on lease agreements for which the Company is a lessee is as follows:

1)	Right-of-use assets

①	During the three-month period ended March 31, 2023, there are no right-of-use assets listed as property, plant and equipment.

②	Changes in the carrying amount of right-of-use assets presented as property, plant and equipment for the year ended December 31, 2022 were as follows.

(in millions of Won)	Beginning		Acquisitions	Depreciation	Spin-off	Others	Ending
Land	~~W~~	8,402	—	(49)	(7,874)	(479)	—
Buildings		67,658	—	(1,207)	(66,451)	—	—
Structures		54,009	—	(869)	(53,140)	—	—
Machinery and equipment		83,290	—	(1,592)	(81,698)	—	—
Vehicles		5,755	—	(83)	(5,672)	—	—
Ships		210,058	—	(2,781)	(207,277)	—	—
Furniture and fixtures		19,156	966	(1,021)	(18,352)	(749)	—

	~~W~~	448,328	966	(7,602)	(440,464)	(1,228)	—

2)	Amount recognized in profit or loss

The amounts recognized in profit or loss related to leases for the three-month periods ended March 31, 2023 and 2022 were as follows:

(in millions of Won)	March 31, 2023		March 31, 2022
Interest on lease liabilities	~~W~~	—	1,969
Expenses related to short-term leases		59	564
Expenses related to leases of low-value assets		473	1,197

	~~W~~	532	3,730

21

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2023

(Unaudited)

10. Intangible Assets, Net

Changes in the carrying amount of intangible assets for the three-month period ended March 31, 2023 and the year ended December 31, 2022 were as follows:

(a)	For the three-month period ended March 31, 2023

(in millions of Won)	Beginning		Acquisitions	Amortization	Ending
Intellectual property rights	~~W~~	504	—	(37)	467
Membership(*1)		11,618	—	—	11,618
Development expense		1,400	—	(191)	1,209
Construction-in-progress		1,476	557	—	2,033
Other intangible assets		904	—	(58)	846

	~~W~~	15,902	557	(286)	16,173

(*1)	Economic useful life of membership is indefinite.

(b)	For the year ended December 31, 2022

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment	Spin-off	Others(*2)	Ending
Intellectual property rights	~~W~~	22,846	—	(525)	(1,262)	—	(24,180)	3,625	504
Membership(*1)		84,758	—	—	—	828	(73,968)	—	11,618
Development expense		176,812	—	—	(12,892)	—	(164,135)	1,615	1,400
Port facilities usage rights		212,808	—	—	(2,476)	—	(210,332)	—	—
Construction-in-progress		32,392	9,835	—	—	—	(33,497)	(7,254)	1,476
Other intangible assets		21,794	726	—	(550)	—	(21,288)	222	904

	~~W~~	551,410	10,561	(525)	(17,180)	828	(527,400)	(1,792)	15,902

(*1)	Economic useful life of membership is indefinite.
(*2)	Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, and others.

22

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2023

(Unaudited)

11. Other Assets

Other assets as of March 31, 2023 and December 31, 2022 are as follows:

(in millions of Won)	March 31, 2023		December 31, 2022
Current
Advance payments	~~W~~	5,729	5,165
Prepaid expenses		1,737	7

	~~W~~	7,466	5,172

Non-current
Long-term prepaid expenses	~~W~~	35	—
Others		8	8

	~~W~~	43	8

12. Borrowings

(a)	Borrowings as of March 31, 2023 and December 31, 2022 are as follows:

(in millions of Won)	March 31, 2023		December 31, 2022
Long-term borrowings
Long-term borrowings	~~W~~	1,331	1,293
Debentures		1,505,405	1,358,294

	~~W~~	1,506,736	1,359,587

(b)	Long-term borrowings and others excluding current portion, as of March 31, 2023 and December 31, 2022 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate (%)	March 31, 2023		December 31, 2022
Foreign borrowings	KOREA ENERGY AGENCY	2011.12.27.	2026.12.26.	3 year Government bond	~~W~~	1,331	1,293
Exchangeable bonds(*1)	Foreign currency exchangeable bonds	2021.09.01.	2026.09.01.	—		1,505,405	1,358,294

					~~W~~	1,506,736	1,359,587

23

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2023

(Unaudited)

(*1)	The issuance conditions of the exchangeable bonds issued by the Company are as follows:

Foreign currency exchangeable bonds
Type of bond	Exchangeable bonds

Aggregate principal amount	EUR 1,065,900,000

Interest rate	- Coupon rate : -

- Yield to maturity : (0.78%)

Maturity date	September 1, 2026

Redemption	- Redemption at maturity : Outstanding bond principal, which is not repaid early or which call option is not excercised on, is repaid at maturity as a lump sum

- Prepayment : The issuer has call option and the bondholders have put option

Exchange rate	100%

Exchange price	456,470(*)
(Won/share)

Underlying shares	Registered common shares(treasury shares)

Exchange period	From October 12, 2021 to August 22, 2026

Adjustments for exchange price	Adjusting the exchange price according to the terms and conditions of the bond in the events of reason for adjusting the exchange price such as, bonus issue, share split, share consolidation, change of share type, issuance of options or warranties to shareholders, share dividend, cash dividend, issuance of new shares under the market price.

Put option by bondholders	- 3 years(September 1, 2024) from the closing date

- In the event of a change of control of the Company

- Where the shares issued by the Company are delisted (or suspended for more than 30 consecutive trading days)

Call option by the issuer	- Share price(based on closing price) is higher than 130% of exchange price for more than 20 trading days during 30 consecutive trading days in a row, after 3 years (September 1, 2024) from the closing day to 30 business days before the maturity of bonds

- When the outstanding balance of outstanding bonds is less than 10% of the total issuance (Clean-Up Call)

- Where additional reasons for tax burden arise due to the amendment of relevant laws and regulations, etc

(*)	The exchange value has changed due to cash dividends during the three-month period ended March 31, 2023.

The Company has designated exchangeable bonds listed on the Singapore Stock Exchange as financial liabilities measured at fair value through profit or loss. The quoted transaction price is used in fair value measurement, and changes in fair value are recognized in profit or loss.

24

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2023

(Unaudited)

13. Other Payables

Other payables as of March 31, 2023 and December 31, 2022 are as follows:

(in millions of Won)	March 31, 2023		December 31, 2022
Current
Accounts payable	~~W~~	15,545	23,033
Accrued expenses		7,586	12,304
Dividend payable		154,771	3,079
Withholdings		29,962	26,181

	~~W~~	207,864	64,597

14. Other Financial Liabilities

Other financial liabilities as of March 31, 2023 and December 31, 2022 are as follows:

(in millions of Won)	March 31, 2023		December 31, 2022
Current
Financial guarantee liabilities	~~W~~	4,851	5,815
Non-current
Financial guarantee liabilities	~~W~~	4,006	3,668

25

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2023

(Unaudited)

15. Provisions

(a)	Provisions as of March 31, 2023 and December 31, 2022 are as follows:

(in millions of Won)	March 31, 2023			December 31, 2022
	Current		Non-current	Current	Non-current
Provision for bonus payments(*1)	~~W~~	3,177	—	5,667	—
Provision for restoration(*2)		6,262	9,018	4,997	10,868
Others(*3)		—	—	34,724	—

	~~W~~	9,439	9,018	45,388	10,868

(*1)	Represents the provision for bonuses limited to 100% of annual salaries for executives.
(*2)

Due to contamination of land near the Company’s magnesium smelting plant located in Gangneung province, the Company recognized present values of estimated costs for recovery as provisions for restoration as of March 31, 2023. In order to determine the estimated costs, the Company has assumed that it would use all of technologies and materials available for now to recover the land. In addition, the Company has applied discount rates of 3.92% to assess present value of these costs.

(*3)

During the year ended December 31, 2022, the Company decided to dispose of CSP - Compania Siderurgica do Pecem, an investment in joint venture and recognized the expected repayment of borrowings to be borne by disposal as a provision. Meanwhile, the disposal of CSP—Compania Siderurgica do Pecem has been completed during the three-month period ended March 31, 2023, resulting in a final payment of ~~W~~26,566 million. The Company recognized ~~W~~8,158 million, which is the difference between the final payment and previously recognized provision, as a reversal of other provisions.

(b)	Changes in provisions for the three-month period ended March 31, 2023 and the year ended December 31, 2022 were as follows:

1)	For the three-month period ended March 31, 2023

(in millions of Won)	Beginning		Increase	Reversal	Utilization	Ending
Provision for bonus payments	~~W~~	5,667	2,607	—	(5,097)	3,177
Provision for restoration		15,865	425	—	(1,010)	15,280
Others		34,724	—	(8,158)	(26,566)	—

	~~W~~	56,256	3,032	(8,158)	(32,673)	18,457

2)	For the year ended December 31, 2022

(in millions of Won)	Beginning		Increase	Reversal	Utilization	Spin-off	Ending
Provision for bonus payments	~~W~~	46,520	24,770	(579)	(33,431)	(31,613)	5,667
Provision for restoration		12,503	16,054	(489)	(3,359)	(8,844)	15,865
Provision for legal contingencies and claims		—	417	—	—	(417)	—
Emission liabilities		34,059	1,510	—	—	(35,569)	—
Provision for product warranties		28,082	2,980	—	—	(31,062)	—
Others		—	39,600	(4,876)	—	—	34,724

	~~W~~	121,164	85,331	(5,944)	(36,790)	(107,505)	56,256

26

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2023

(Unaudited)

16. Employee Benefits

(a)	Defined contribution plans

The expense related to post-employment benefit plans under defined contribution plans for the three-month periods ended March 31, 2023 and 2022 were as follows:

(in millions of Won)	March 31, 2023		March 31, 2022
Expense related to post-employment benefit plans under defined contribution plans	~~W~~	70	6,134

(b)	Defined benefit plans

1)	The amounts recognized in relation to net defined benefit liabilities in the statements of financial position as of March 31, 2023 and December 31, 2022 are as follows:

(in millions of Won)	March 31, 2023		December 31, 2022
Present value of funded obligations	~~W~~	29,593	27,503
Fair value of plan assets		(25,460)	(23,742)

Net defined benefit liabilities	~~W~~	4,133	3,761

2)	Changes in present value of defined benefit obligations for the three-month period ended March 31, 2023 and the year ended December 31, 2022 were as follows:

(in millions of Won)	March 31, 2023		December 31, 2022
Defined benefit obligation at the beginning of period	~~W~~	27,503	1,330,938
Current service costs		2,646	23,366
Interest costs		199	5,882
Remeasurement		—	104,564
Amount transferred from associate		3,565	730
Benefits paid		(4,320)	(59,335)
Spin-off		—	(1,378,642)

Defined benefit obligation at the end of period	~~W~~	29,593	27,503

3)	Changes in the fair value of plan assets for the three-month period ended March 31, 2023 and the year ended December 31, 2022 were as follows:

(in millions of Won)	March 31, 2023		December 31, 2022
Fair value of plan assets at the beginning of period	~~W~~	23,742	1,543,469
Interest on plan assets		304	7,166
Remeasurement of plan assets		(184)	(3,100)
Contributions to plan assets		—	2,000
Amount transferred from associate		3,565	3,515
Benefits paid		(1,967)	(52,346)
Spin-off		—	(1,476,962)

Fair value of plan assets at the end of period	~~W~~	25,460	23,742

27

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2023

(Unaudited)

4)	The amounts recognized in the statements of comprehensive income for the three-month periods ended March 31, 2023 and 2022 were as follows:

(in millions of Won)	March 31, 2023		March 31, 2022
Current service costs	~~W~~	2,646	18,741
Net interest costs		(105)	(1,236)

	~~W~~	2,541	17,505

17. Other Liabilities

Other liabilities as of March 31, 2023 and December 31, 2022 are as follows:

(in millions of Won)	March 31, 2023		December 31, 2022
Current
Advances received	~~W~~	5	379
Withholdings		3,949	1,028
Unearned revenue		2,016	1,786

	~~W~~	5,970	3,193

28

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2023

(Unaudited)

18. Financial Instruments

(a)	Classification and fair value of financial instruments

1)	The carrying amount and the fair values of financial assets and financial liabilities by fair value hierarchy as of March 31, 2023 and December 31, 2022 are as follows:

①	March 31, 2023

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Short term financial instruments	~~W~~	2,163,530	—	2,163,530	—	2,163,530
Other securities		183,525	—	—	183,525	183,525
Other receivables		2,000	—	—	2,000	2,000
Fair value through other comprehensive income
Equity securities		1,044,197	1,022,778	—	21,419	1,044,197
Financial assets measured at amortized cost(*1)
Cash and cash equivalents		1,306,945	—	—	—	—
Trade accounts and notes receivable		506,237	—	—	—	—
Other receivables		255,191	—	—	—	—
Deposit instruments		300,000	—	—	—	—

	~~W~~	5,761,625	1,022,778	2,163,530	206,944	3,393,252

Financial liabilities
Fair value through profit or loss Borrowings	~~W~~	1,505,405	1,505,405	—	—	1,505,405
Financial liabilities measured at amortized cost(*1)
Borrowings		1,331	—	1,331	—	1,331
Financial guarantee liabilities		8,857	—	—	—	—
Others		207,091	—	—	—	—

	~~W~~	1,722,684	1,505,405	1,331	—	1,506,736

(*1)	Fair value of financial assets and liabilities measured at amortized cost approximates their carrying amounts.

29

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2023

(Unaudited)

②	December 31, 2022

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss Short term financial instruments	~~W~~	2,515,375	—	2,515,375	—	2,515,375
Other securities		176,588	—	—	176,588	176,588
Other receivables		2,000	—	—	2,000	2,000
Fair value through other comprehensive income Equity securities		885,942	864,523	—	21,419	885,942
Financial assets measured at amortized cost(*1) Cash and cash Equivalents		1,415,201	—	—	—	—
Trade accounts and notes receivable		30,049	—	—	—	—
Other receivables		243,273	—	—	—	—

	~~W~~	5,268,428	864,523	2,515,375	200,007	3,579,905

Financial liabilities
Fair value through profit or loss Borrowings	~~W~~	1,358,294	1,358,294	—	—	1,358,294
Financial liabilities measured at amortized cost(*1) Borrowings		1,293	—	1,293	—	1,293
Financial guarantee liabilities		9,483	—	—	—	—
Others		63,245	—	—	—	—

	~~W~~	1,432,315	1,358,294	1,293	—	1,359,587

(*1)	Fair value of financial assets and liabilities measured at amortized cost approximates their carrying amounts.

30

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2023

(Unaudited)

2)	Financial liabilities were recognized in connection with financial guarantee contracts as of March 31, 2023. The details of the amount of guarantees provided are as follows:

(in millions of Won)		Guarantee limit			Guarantee amount
Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
Subsidiaries
POSCO Maharashtra	BNP	USD	30,000,000	39,114	23,561,495	30,719
Steel Private Limited	CITI	USD	20,000,000	26,076	15,707,663	20,480
	DBS	USD	35,000,000	45,633	27,488,411	35,839
	SC	USD	19,784,000	25,794	15,538,020	20,258
	SMBC	USD	35,000,000	45,633	27,488,411	35,839
POSCO ASSAN TST	BNP	USD	22,074,750	28,781	22,074,750	28,781
STEEL INDUSTRY	CITI	USD	36,000,000	46,937	36,000,000	46,937
	ING	USD	36,000,000	46,937	36,000,000	46,937
	SOCIETE GENERALE	USD	37,800,000	49,284	37,800,000	49,284
POSCO Asia Co., Ltd.	Credit Agricole	USD	50,000,000	65,190	—	—
	ING	USD	55,000,000	71,709	—	—
	Mizuho	USD	50,000,000	65,190	—	—
	Shinhan	USD	50,000,000	65,190	—	—
PT. KRAKATAU POSCO	ANZ	USD	103,500,000	134,943	56,100,261	73,144
	BOA	USD	105,000,000	136,899	82,052,174	106,980
	BTMU	USD	119,000,000	155,152	40,977,391	53,426
	Credit Suisse	USD	91,000,000	118,646	31,335,652	40,855
	HSBC	USD	221,000,000	288,140	161,335,652	210,349
	Export-Import Bank of Korea	USD	795,000,000	1,036,521	333,144,435	434,354
	Mizuho	USD	165,000,000	215,127	96,156,522	125,369
	MUFG	USD	60,000,000	78,228	60,000,000	78,228
	SC	USD	110,000,000	143,418	110,000,000	143,418
	SCB	USD	107,800,000	140,550	37,911,391	49,429
	SMBC	USD	290,000,000	378,102	198,999,391	259,455
	The Tokyo Star Bank	USD	21,000,000	27,380	7,231,304	9,428
POSCO Argentina S.A.U.	BNP	USD	20,000,000	26,076	1,456,664	1,899
	CITI	USD	98,000,000	127,772	7,135,834	9,304
	Credit Agricole	USD	98,000,000	127,772	7,135,834	9,304
	HSBC	USD	98,000,000	127,772	7,135,834	9,304
	JPM	USD	98,000,000	127,772	7,135,834	9,304
Associates
Nickel Mining Company SAS	SMBC	EUR	46,000,000	65,390	46,000,000	65,390

		USD	3,076,958,750	4,011,738	1,486,902,923	1,938,624
		EUR	46,000,000	65,390	46,000,000	65,390

3)	Finance income and costs by category of financial instrument for the three-month periods ended March 31, 2023 and 2022 were as follows:

①	For the three-month period ended March 31, 2023

(in millions of Won)	Finance income and costs
	Interest income		Gain and loss on foreign currency	Gain and loss on disposal	Gain and loss on valuation	Others	Total	Other comprehensive income
Financial assets at fair value through profit or loss	~~W~~	—	1,825	27,514	100,226	—	129,565	—
Financial assets at fair value through other comprehensive income		—	—	—	—	—	—	122,150
Financial assets measured at amortized cost		16,169	11,787	—	—	—	27,956	—
Financial liabilities at fair value through profit or loss		—	(74,480)	—	(72,632)	—	(147,112)	—
Financial liabilities measured at amortized cost		—	(10)	—	—	1,497	1,487	—

	~~W~~	16,169	(60,878)	27,514	27,594	1,497	11,896	122,150

31

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2023

(Unaudited)

②	For the three-month period ended March 31, 2022

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on foreign currency	Gain and loss on disposal	Gain and loss on valuation	Others	Total	Other comprehensive income
Financial assets at fair value through profit or loss	~~W~~	41,350	—	204	19,774	—	61,328	—
Financial assets at fair value through other comprehensive income		—	—	—	—	—	—	94,463
Financial assets measured at amortized cost		7,828	58,797	—	—	—	66,625	—
Financial liabilities at fair value through profit or loss		—	(9,302)	(4,188)	11,358	—	(2,132)	—
Financial liabilities measured at amortized cost		(24,469)	(83,927)	—	—	2,570	(105,826)	—

	~~W~~	24,709	(34,432)	(3,984)	31,132	2,570	19,995	94,463

(b)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk arising from financial assets and liabilities. The Company’s financial risk management objectives and policies are consistent with those disclosed in the separate financial statements as of and for the year ended December 31, 2022.

19. Share Capital and Capital Surplus

(a)	Share capital as of March 31, 2023 and December 31, 2022 are as follows:

(in Won, except share information)	March 31, 2023		December 31, 2022
Authorized shares		200,000,000	200,000,000
Par value	~~W~~	5,000	5,000
Issued shares(*1)		84,571,230	84,571,230
Shared capital(*2)	~~W~~	482,403,125,000	482,403,125,000

(*1)	As of March 31, 2023, total shares of ADRs of 24,402,480 are equivalent to 6,100,620 shares of common stock.
(*2)	As of March 31, 2023, the difference between the ending balance of common stock and the par value of issued common stock is ~~W~~59,547 million due to retirement of 11,909,395 treasury shares.

(b)	Capital surplus as of March 31, 2023 and December 31, 2022 are as follows:

(in millions of Won)	March 31, 2023		December 31, 2022
Share premium	~~W~~	463,825	463,825
Gain on disposal of treasury shares		810,197	806,114
Gain from merger		80,627	80,627
Loss on disposal of hybrid bonds		(1,787)	(1,787)
Share-based payment		5,030	12,115

	~~W~~	1,357,892	1,360,894

32

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2023

(Unaudited)

20. Reserves

Reserves as of March 31, 2023 and December 31, 2022 are as follows:

(in millions of Won)	March 31, 2023		December 31, 2022
Changes in fair value of equity investments at fair value through other comprehensive income	~~W~~	(66,987)	(188,801)

21. Treasury Shares

Based on the Board of Directors’ resolution, the Company holds treasury shares for business purposes including price stabilization. The changes in treasury shares for three-month period ended March 31, 2023 and the year ended December 31, 2022 were as follows:

(shares, in millions of Won)	March 31, 2023			December 31, 2022
	Number of shares	Amount		Number of shares	Amount
Beginning	8,722,053	~~W~~	1,892,308	11,561,263	~~W~~	2,508,294
Disposal of treasury shares	(27,030)		(5,864)	(223,605)		(48,513)
Retirement of treasury shares	—		—	(2,615,605)		(567,473)

Ending	8,695,023	~~W~~	1,886,444	8,722,053	~~W~~	1,892,308

22. Revenue

(a)	Details of revenue disaggregated by types of revenue and timing of revenue recognition for the three-month periods ended March 31, 2023 and 2022 were as follows:

(in millions of Won)	March 31, 2023		March 31, 2022
Types of revenue
Sales of steel product	~~W~~	—	7,262,347
Transportation services		—	241,733
Dividend income		520,174	232,591
Others		42,813	42,606

	~~W~~	562,987	7,779,277

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	519,947	7,513,655
Revenue recognized over time		43,040	265,622

	~~W~~	562,987	7,779,277

33

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2023

(Unaudited)

(b)	Details of contract assets and liabilities from contracts with customers as of March 31, 2023 and December 31, 2022 are as follows:

(in millions of Won)	March 31, 2023		December 31, 2022
Receivables
Account receivables	~~W~~	506,237	30,049
Contract assets
Account receivables		130,103	98,942
Contract liabilities
Advance received		5	379
Unearned income		2,016	1,786

34

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2023

(Unaudited)

23. Selling and Administrative Expenses

(a)	Other administrative expenses

Other administrative expenses for the three-month periods ended March 31, 2023 and 2022 were as follows:

(in millions of Won)	March 31, 2023		March 31, 2022
Wages and salaries	~~W~~	17,719	67,495
Expenses related to post-employment benefits		3,125	6,816
Other employee benefits		2,999	17,654
Travel		1,008	1,785
Depreciation		2,544	7,361
Amortization		286	5,161
Rental		532	12,474
Repairs		127	1,108
Advertising		4,671	14,563
Research & development		22,529	19,924
Service fees		11,428	33,954
Supplies		49	137
Vehicles maintenance		525	861
Industry association fee		1,006	1,412
Training		64	812
Conference		592	1,014
Others		1,307	14,214

	~~W~~	70,511	206,745

(b)	Selling expenses

Selling expenses for the three-month periods ended March 31, 2023 and 2022 were as follows:

(in millions of Won)	March 31, 2023		March 31, 2022
Freight and custody	~~W~~	—	20,724
Operating expenses for distribution center		—	935
Sales commissions		—	14,486
Sales advertising		—	29
Sales promotion		—	201
Sample		—	133
Sales insurance premium		—	1,086

	~~W~~	—	37,594

35

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2023

(Unaudited)

24. Finance income and costs

Details of finance income and costs for the three-month periods ended March 31, 2023 and 2022 were as follows:

(in millions of Won)	March 31, 2023		March 31, 2022
Finance income
Interest income(*1)	~~W~~	16,169	49,178
Gain on foreign currency transactions		3,111	44,563
Gain on foreign currency translations		12,457	37,270
Gain on valuation of derivatives		—	21,631
Gain on disposal of financial assets at fair value through profit or loss		27,514	—
Gain on valuation of financial assets at fair value through profit or loss		100,226	—
Others		1,652	17,671

	~~W~~	161,129	170,313

Finance costs
Interest expenses	~~W~~	—	24,469
Loss on foreign currency transactions		1,702	39,852
Loss on foreign currency translations		74,744	76,413
Loss on valuation of financial liabilities at fair value through profit or loss		72,632	—
Others		155	9,584

	~~W~~	149,233	150,318

(*1)	Interest income calculated using the effective interest method for the three-month periods ended March 31, 2023 and 2022 were ~~W~~16,169 million and ~~W~~7,828 million, respectively.

36

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2023

(Unaudited)

25. Other non-operating income and expenses

Details of other non-operating income and expenses for the three-month periods ended March 31, 2023 and 2022 were as follows:

(in millions of Won)	March 31, 2023		March 31, 2022
Other non-operating income
Gain on disposals of property, plant and equipment	~~W~~	—	5,443
Gain on disposals of assets held for sale		—	2,706
Reversal of other provisions		8,158	—
Compensation for insured losses		—	8
Others		108	7,211

	~~W~~	8,266	15,368

Other non-operating expenses
Loss on disposals of property, plant and equipment	~~W~~	—	18,281
Impairment loss on property, plant and equipment		—	3
Donations		—	19
Loss on disposals of assets held for sale		102	—
Increase of other provisions		425	482
Others		377	7,972

	~~W~~	904	26,757

37

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2023

(Unaudited)

26. Expenses by nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses and other non-operating expenses in the statements of comprehensive income for the three-month periods ended March 31, 2023 and 2022 were as follows (excluding finance costs and income tax expenses):

(in millions of Won)	March 31, 2023		March 31, 2022
Changes in inventories(*1)	~~W~~	—	(3,222)
Raw materials and consumables used		—	4,881,888
Employee benefits expenses		22,809	319,856
Outsourced processing cost		—	429,127
Depreciation(*2)		2,735	384,886
Amortization		286	16,653
Electricity and water expenses		—	80,787
Service fees		11,490	40,594
Rental		629	19,090
Advertising		4,671	14,563
Freight and custody expenses		—	207,320
Sales commissions		—	14,486
Loss on disposals of property, plant and equipment		—	18,281
Research & development		20,405	34,712
Other expenses		8,390	277,462

	~~W~~	71,415	6,736,483

(*1)	Changes in inventories are the changes in product, semi-finished products and by-products.
(*2)	Includes depreciation of investment property.

27. Income taxes

The effective tax rates of the Company for the three-month periods ended March 31, 2023 and 2022 were 0% and 230.24% respectively.

The Company’s vertical spin-off during the year ended December 31, 2022 meets the requirements for qualified spin-off under the Corporate Tax Act. Accordingly, transfer gains of ~~W~~8,452,339 million under the Corporate Tax Act were incurred for the net asset transferred to the newly established company (POSCO), and the Company simultaneously set a Corporate Tax Act based provision for accelerated depreciation on the transfer gains and recognized deferred tax liabilities of ~~W~~2,284,103 million.

Deductible temporary differences related to the investment in newly established company (POSCO) which is caused by transfer gains under the Corporate Tax Act were not recognized as deferred tax assets, since it is not probable they will reverse through disposal or liquidation. The effect of our estimation and accounting for the recoverability of temporary differences on the increase in corporate tax costs for the year ended December 31, 2022 is ~~W~~2,284,103 million.

38

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2023

(Unaudited)

28. Earnings per Share

Basic earnings (loss) per share for the three-month periods ended March 31, 2023 and 2022 were as follows:

(in Won, except share information)	March 31, 2023		March 31, 2022
Profit (loss) for the period	~~W~~	551,741,289,484	(1,404,227,032,116)
Interests of hybrid bonds, net of tax		—	(1,078,164,383)
Weighted-average number of common shares outstanding(*1)		75,849,177	75,710,045
Basic earnings (loss) per share	~~W~~	7,274	(18,562)

(*1)	The weighted-average number of common shares used to calculate basic earnings (loss) per share are as follows:

(shares)	March 31, 2023	March 31, 2022
Total number of common shares issued	84,571,230	87,186,835
Weighted-average number of treasury shares	(8,722,053)	(11,476,790)

Weighted-average number of common shares outstanding	75,849,177	75,710,045

The Company has potentially issuable common shares due to its exchangeable bonds as of March 31, 2023 and 2022 and Stock Grant program as of March 31, 2023. Meanwhile, considering the exchangeable bonds and Stock Grant program have an anti-dilution effect as of March 31, 2023 and 2022, the Company did not calculate diluted earnings(loss) per share.

39

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2023

(Unaudited)

29. Related Party Transactions

(a)	Significant transactions with related companies for the three-month periods ended March 31, 2023 and 2022 were as follows:

1)	For the three-month period ended March 31, 2023

(in millions of Won)	Sales and others(*1)				Purchase and others
	Sales		Dividends	Others	Purchase of fixed assets	Others
Subsidiaries(*2)
POSCO	~~W~~	31,396	325,043	—	—	5,653
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO.,LTD.)		2,091	11,037	—	87	836
POSCO STEELEON CO., Ltd		528	—	—	—	23
POSCO DX(formerly, POSCO ICT)		651	7,455	—	1,029	1,817
eNtoB Corporation		—	—	—	—	185
POSCO FUTURE M CO., LTD. (formerly, POSCO CHEMICAL CO., LTD)		1,174	13,878	—	—	—
POSCO MOBILITY SOLUTION		223	—	—	—	—
POSCO INTERNATIONAL Corporation		2,511	77,616	—	—	—
POSCO Maharashtra Steel Private Limited		—	—	146	—	—
POSCO ASSAN TST STEEL INDUSTRY		—	—	142	—	—
Others		2,477	5,126	1,419	102	7,160

		41,051	440,155	1,707	1,218	15,674

Associates and joint ventures(*2)
SNNC		41	—	—	—	—
Roy Hill Holdings Pty Ltd		—	32,443	—	—	—
Others		48	7,201	3,714	—	90

		89	39,644	3,714	—	90

	~~W~~	41,140	479,799	5,421	1,218	15,764

(*1)	Sales and others mainly consist of trademark usage income, rental income, and dividend income to subsidiaries, associates and joint ventures.
(*2)	As of March 31, 2023, the Company provided guarantees to related companies (Note 18).

2)	For the three-month period ended March 31, 2022

(in millions of Won)	Sales and others(*1)				Purchase and others(*2)
	Sales		Dividends	Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO	~~W~~	1,467	—	—	—	—	—	3
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO.,LTD.)		1,505	16,555	7	—	85,302	—	9,711
POSCO STEELEON CO., Ltd		131,512	—	215	—	—	7,656	6
POSCO DX(formerly, POSCO ICT)(*3)		336	4,970	18	—	24,115	10,190	32,403
eNtoB Corporation		2	24	—	60,649	9,698	32	3,197
POSCO FUTURE M CO., LTD. (formerly, POSCO CHEMICAL CO., LTD)		80,582	13,878	44	84,301	4,757	56,325	908
POSCO MOBILITY SOLUTION		175,738	—	—	—	—	8,802	28
POSCO INTERNATIONAL Corporation		2,100,219	62,093	—	250,912	—	768	4,974
POSCO Thainox Public Company Limited		48,679	—	—	—	—	—	1
POSCO Canada Ltd.		—	—	139	77,703	—	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		32,423	—	—	—	—	—	—
POSCO JAPAN Co., Ltd.		28,790	—	—	835	—	—	16
POSCO-VIETNAM Co., Ltd.		43,769	—	53	—	—	—	—
POSCO MEXICO S.A. DE C.V.		102,428	—	16	—	—	—	—
POSCO Maharashtra Steel Private Limited		170,671	—	66	—	—	—	120
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		42,320	—	—	—	—	—	15
POSCO VST CO., LTD.		27,906	—	—	—	—	—	—
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	—	417	380,061	—	—	—
POSCO ASSAN TST STEEL INDUSTRY		47,018	—	60	—	—	—	8
Others		189,573	963	1,174	61,471	13,042	53,139	199,484

		3,224,938	98,483	2,209	915,932	136,914	136,912	250,874

Associates and joint ventures
SNNC		3,122	5,348	8	148,239	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		25,614	—	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	90,388	—	210,455	—	—	—
Others		76,723	8,617	3,373	16,485	—	—	301

		105,459	104,353	3,381	375,179	—	—	301

	~~W~~	3,330,397	202,836	5,590	1,291,111	136,914	136,912	251,175

(*1)	Sales and others mainly consist of sales of steel products (before spin-off), trademark usage income, rental income, and dividend income to subsidiaries, associates and joint ventures.

40

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2023

(Unaudited)

(*2)	Purchase and others mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products.
(*3)	Others (purchase) mainly consist of service fees related to maintenance and repair of ERP System

(b)	The related account balances of significant transactions with related companies as of March 31, 2023 and December 31, 2022 are as follows:

1)	March 31, 2023

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Accounts payable	Others	Total
Subsidiaries
POSCO	~~W~~	425,986	7,627	433,613	716	20,413	21,129
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO.,LTD.)		20,923	707	21,630	—	168	168
POSCO STEELEON CO., Ltd		1,535	—	1,535	—	—	—
POSCO DX(formerly, POSCO ICT)		8,562	6	8,568	320	1,390	1,710
eNtoB Corporation		—	—	—	11	—	11
POSCO FUTURE M CO., LTD. (formerly, POSCO CHEMICAL CO., LTD)		23,186	13	23,199	—	747	747
POSCO MOBILITY SOLUTION		982	—	982	—	—	—
POSCO INTERNATIONAL Corporation		85,462	323	85,785	—	2,619	2,619
Qingdao Pohang Stainless Steel Co., Ltd.		25	—	25	122	—	122
POSCO Maharashtra Steel Private Limited		142	466	608	486	—	486
POSCO ASSAN TST STEEL INDUSTRY		24	513	537	104	—	104
PT. KRAKATAU POSCO		249	8,967	9,216	391	—	391
Others		9,876	1,318	11,194	5,501	3,908	9,409

		576,952	19,940	596,892	7,651	29,245	36,896

Associates and joint ventures
SNNC		192	—	192	—	—	—
Roy Hill Holdings Pty Ltd		32,443	—	32,443	—	—	—
FQM Australia Holdings Pty Ltd(*1)		—	214,742	214,742	—	—	—
Others		250	543	793	74	—	74

		32,885	215,285	248,170	74	—	74

	~~W~~	609,837	235,225	845,062	7,725	29,245	36,970

(*1)	FQM Australia Holdings Pty Ltd’s other receivable consists of long-term loans.

41

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2023

(Unaudited)

2)	December 31, 2022

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Accounts payable	Others	Total
Subsidiaries
POSCO	~~W~~	75,343	6,600	81,943	5,678	14,663	20,341
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO.,LTD.)		3,808	660	4,468	—	—	—
POSCO STEELEON CO., Ltd		818	—	818	—	—	—
POSCO DX(formerly, POSCO ICT)		687	—	687	859	705	1,564
POSCO FUTURE M CO., LTD. (formerly, POSCO CHEMICAL CO., LTD)		8,550	—	8,550	—	5,086	5,086
POSCO MOBILITY SOLUTION		489	—	489	—	—	—
POSCO INTERNATIONAL Corporation		2,002	—	2,002	—	502	502
Qingdao Pohang Stainless Steel Co., Ltd.		—	—	—	122	—	122
POSCO Maharashtra Steel Private Limited		—	466	466	486	—	486
POSCO ASSAN TST STEEL INDUSTRY		—	513	513	104	—	104
PT. KRAKATAU POSCO		—	8,967	8,967	391	—	391
Others		5,318	6,080	11,398	11,874	4,928	16,802

		97,015	23,286	120,301	19,514	25,884	45,398

Associates and joint ventures
SNNC		94	—	94	—	—	—
Roy Hill Holdings Pty Ltd		23,400	—	23,400	—	—	—
FQM Australia Holdings Pty Ltd(*1)		—	202,562	202,562	—	—	—
Others		190	761	951	74	—	74

		23,684	203,323	227,007	74	—	74

	~~W~~	120,699	226,609	347,308	19,588	25,884	45,472

(*1)	FQM Australia Holdings Pty Ltd’s other receivable consists of long-term loans. During the year ended December 31, 2022, the Company provided additional loan to its associates by ~~W~~12,116 million.

(c)	For the three-month periods ended March 31, 2023 and 2022, details of compensation to key management officers were as follows:

(in millions of Won)	March 31, 2023		March 31, 2022
Short-term benefits	~~W~~	8,700	26,477
Retirement benefits		2,648	2,903

	~~W~~	11,348	29,380

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influence and responsibilities in the Company’s business and operations.

42

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2023

(Unaudited)

30. Commitments and Contingencies

(a)	Commitments

1)

As of March 31, 2023, the Company entered into commitments with KOREA ENERGY AGENCY for long-term foreign currency borrowing, which is limited up to the amount of USD 1.05 million. The borrowing is related to the exploration of gas hydrates in Western Fergana-Chinabad. The repayment of the borrowing depends on the success of the project. The Company is not liable for the repayment of full or part of the money borrowed if the respective project fail. The Company has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements. As of March 31, 2023, the ending balance of the borrowing amounts to USD 1.02 million.

2)

The Company has provided a supplemental funding agreement, as the largest shareholder, as requested from the creditors, including Norddeutsche Landesbank, for seamless funding to the construction of new power plant by POSCO INTERNATIONAL Corporation.

3)	The Company has deposited 3,176,474 treasury shares for exchange with the Korea Securities Depository in relation to foreign currency exchangeable bonds as of March 31, 2023.

(b)	As of March 31, 2023, the Company has provided three blank checks to KOREA ENERGY AGENCY as collateral for long-term foreign currency borrowings.

(c)	Litigation in progress

The Company is involved in 2 lawsuits for compensatory damage amounted to ~~W~~9.4 billion as defendant as of March 31, 2023. However, the Company has not recognized any provisions for the lawsuit since the Company does not believe it has a present obligation as of March 31, 2023.

(d)	The Company is jointly liable for guarantees of indebtedness (including financial guarantee contracts) before the spin-off date of POSCO.

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POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2023

(Unaudited)

31. Cash Flows from Operating Activities

Changes in operating assets and liabilities for the three-month periods ended March 31, 2023 and 2022 were as follows:

(in millions of Won)	March 31, 2023		March 31, 2022
Trade accounts and notes receivable, net	~~W~~	(32,127)	(450,186)
Other accounts receivable		6,577	(94,448)
Accrued revenues		683	(2,129)
Inventories		—	354,262
Prepaid expenses		(1,765)	(41,384)
Other current assets		(565)	(1,041)
Short-term guarantee deposits		(41)	—
Long-term guarantee deposits		—	17
Derivative assets		—	5,781
Other non-current assets		—	126
Trade accounts and notes payable		—	(417,714)
Other accounts payable		(3,078)	(30,194)
Accrued expenses		(4,719)	(60,428)
Advances received		(374)	(3,599)
Withholdings		709	(5,926)
Unearned revenue		230	(2,731)
Other current liabilities		(2,468)	(13,607)
Payments of severance benefits		(4,320)	(58,204)
Plan assets		1,968	51,222
Other non-current liabilities		—	(289)

	~~W~~	(39,290)	(770,472)

32. Events after the reporting period

Pursuant to the resolution of the Board of Directors on May 12, 2023, the Company decided to pay interim cash dividends of ~~W~~2,500 per common share (total dividend: ~~W~~189.7 billion).

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